                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 2 FOR THE MONTH OF MAY 2006

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of
Israel Limited ("Registrant") which was held on February 27, 2006, it was resolved to approve and publish the Registrant's financial statements for the year ended December 31, 2005.

The financial statements of the Registrant conform with the accounting principles generally accepted in Israel, or Israeli GAAP, and with the directives of the Israeli Supervisor of Banks. Such accounting policies relating to issues of measurement and to financial statement presentation may differ significantly from those required by the accounting principles generally accepted in the United States, or US GAAP. A summary of the significant differences between Israeli GAAP and US GAAP will be submitted by the Registrant as part of the Registrant's (Form 20-F) Annual Report.

                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:

1. 2005 Annual Financial Report of the Board of Directors of Industrial
Development Bank of Israel Ltd. approved and published February 27, 2006.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the 2005 annual financial report issued by the Registrant's board of directors (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act
of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect,"
"anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the 2005 annual financial report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the 2005 annual financial report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the 2005 annual financial report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2005 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: May 16, 2006                                   By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     -------------------
                                                     Natan Atlas
                                                     General Secretary

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                               2005 ANNUAL REPORT

CONTENTS

                                                                                                      PAGE

Report of the Board of Directors for the Year 2005                                                     1

Management Review of the Financial Position and Results of Operations of the Bank                     36

Certifications of the General Manager and the Comptroller                                             46

Management and Board of Directors' Statement Regarding their Responsibility for the Annual Report     48

Financial Statements as at December 31, 2005                                                          49

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR DECEMBER 31, 2005

At the meeting of the Board of Directors that was held on February 27, 2006 it was resolved to approve the Bank's audited financial statements for December 31,
2005. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

In 2005 the growth rate of the gross domestic product is higher than the forecasts and also higher than the growth rate in 2004. The initial estimate of the growth rate for 2005 is 5.1% compared with a growth rate of 4.4% in 2004. In the last two years most of the segments of the economy enjoyed accelerated economic activity. The prominent segments which show marked acceleration in activity are industries related to hi-tech and tourism. Conversely, the prominent segment that has not yet recovered from the recession is the construction industry.

The growth of the last two years is reflected by a decrease in unemployment, which in 2005 has fallen below 10%, and also by an increase in average wage, after the significant decrease in average wage in 2002 and 2003.

In 2005 the market interest rate remained at a low level. The Bank of Israel rate, which as at December 31, 2004 was 3.7% p.a., was reduced at the end of
January 2005 by 0.2% and set at 3.5% p.a. This interest was in effect until the end of September 2005 when it was raised by 0.25%. In October and November 2005 the Bank of Israel rate was raised by a total of 0.75%. The rise in the interest rate continued also in the beginning of 2006. As at the date of publishing the financial statements the Bank of Israel rate is 4.75%. The expectations deriving from the capital market are that the Bank of Israel rate will continue to rise, and this is reflected in the increase in the annual rate of return on one-year short-term treasury notes, which proximate to the date of publishing the financial statements stood at the rate of 5.6%.

PRESENTED BELOW IS DATA REGARDING THE EFFECT OF THE INCREASE IN THE "LAST
PUBLISHED" CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                                FOR THE YEAR  FOR THE YEAR FOR THE YEAR
                                                   ENDED         ENDED        ENDED
                                                 DECEMBER 31   DECEMBER 31 DECEMBER 31
                                                    2005         2004         2003
                                                  --------     ---------   ----------
                                                     %            %            %
                                                  --------     ---------   ----------

Increase (decrease) in "last published" CPI          2.7          0.9         (2.0)
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar                    6.8         (1.6)        (7.6)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                     (7.3)         6.2         11.2
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                      (6.7)         2.6          2.6

The above data indicate a rise in the rate of inflation, this against the background of an increase in fuel prices and a relatively rapid rate of devaluation of the shekel in relation to the dollar.

DESCRIPTION OF THE BANK'S BUSINESS AND FORWARD LOOKING INFORMATION

In this directors' report, the Bank implements for the first time the temporary order that was issued by the Supervisor of Banks regarding description of a banking entity's business and forward looking information in the directors'
report, to the extent relevant to the Bank and in accordance with the exemption the Bank was granted with respect to reporting according to business segments.

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, future decisions regarding the affairs of the Bank by the Government of Israel or the
Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

DESCRIPTION OF THE GENERAL DEVELOPMENT IN THE BUSINESS OF THE BANK

YEAR AND FORM OF INCORPORATION

The Bank was incorporated in 1957 as a limited liability company. The Bank is a public company and is defined as a mixed government company. Until 1989 the Bank engaged in financing investments and its main business was to provide long-term loans for the financing of investments. On June 4, 1989 the Bank was granted a license to operate as a commercial bank ("banking license").

PRINCIPAL DEVELOPMENTS IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities.

On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it.
Furthermore, the Bank's Board of Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005 the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008, after two years earlier, on July 29, 2003, it had decided to adopt the "Run-Off" plan for a period that according to its decision was to end on July 29, 2006. The main principles of the Committee's decision from October 10, 2005 are presented in Note 1 of the financial statements.

In his letter from October 30, 2005 the Governor of the Bank of Israel advised of the extension of the special line of credit, that had been provided to the
Bank, until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     >    The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

     >    The Bank's banking license will be revoked as from August 1, 2008.

See the section below regarding special restrictions and constraints on the Bank for more details regarding the significance of the restrictions imposed on the banking license.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In 2005 the Bank continued implementing the "Run-Off" plan, while reducing the credit to the public and the deposits of the public. The balance of credit to the public (not including loans with State guarantees to the Israel Electric
Corporation Ltd.), which as at December 31, 2004 amounted to NIS 1,826 million, decreased to the amount of NIS 1,276 million as at December 31, 2005. The balance of the public's deposits with the Bank, which was NIS 405 million as at
December 31, 2004, decreased to the amount of NIS 179 million as at December 31,
2005. The Bank refrains from accepting new deposits and since the fourth quarter of 2005 it has ceased (subject to certain exceptions related to the collection of credit) renewing existing deposits that reach maturity.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off"
plan.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the letter of the Governor of the Bank of Israel dated October 30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the
"Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as at December 31, 2005 was NIS
1,028 million, compared with NIS 1,389 million as at December 31, 2004. The utilized balance as at December 31, 2005 is lower by NIS 77 million than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast and by NIS 1,172 million than the original amount of the credit line.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 72 million. Even though the Governor of the Bank of Israel has to date refused the Bank's request on this matter, the
Bank continues to insist on receiving credit for this interest.

CAPITAL ADEQUACY

On December 31, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (0.74%), compared with the 9% minimum rate stipulated in Proper
Banking Procedures and 0.64% as at December 31, 2004.

Due to the sharp decline in the "first tier capital" of the Bank and its becoming "negative capital", and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at December 31, 2005, "second tier capital" in the total amount of NIS 560 million remains unutilized).

It is noted that as at December 31, 2005, the Bank's shareholders' equity amounted to NIS 197.1 million and in addition it has nonparticipating share capital in the amount of NIS 330.3 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 527.4 million. The aforementioned capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital"
of the Bank, which as aforementioned is entirely unutilized for purposes of the ratio of capital to risk assets.

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 1G of the financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business segments and information according to business segments.

THE CONTROL OVER THE BANK

The Bank is a "mixed company" as defined in the Government Companies Law - 1975.

The means of control of the Bank (the rights to vote in the general meeting and the rights to appoint directors) are mainly held by the State and by the three large banking groups: the Bank Leumi Group, the Bank Hapoalim Group and the
Discount Bank Group.

The holdings of each one of the aforementioned groups in the means of control of the Bank are as follows:

The State of Israel - 45.78% of voting rights, 48.81% of rights to appoint directors.

The Bank Leumi Group - 19.32% of voting rights, 20.60% of rights to appoint directors.

The Discount Bank Group - 12.60% of voting rights, 13.44% of rights to appoint directors.

The Bank Hapoalim Group - 11.77% of voting rights, 12.12% of rights to appoint directors.

THE STRUCTURE OF THE BANK'S SHARE CAPITAL

The issued share capital of the Bank is composed of nine classes of shares as follows:

ORDINARY A SHARES - These confer upon their holders the rights to appoint directors in the Bank and most of the voting rights in the general meeting, the right to an annual dividend of 6% (nominal), the right to a participating dividend and the right to participate in the distribution of the Bank's excess assets upon liquidation, all subject to the order of preference provided in the
Bank's articles. These shares are mostly held by the State of Israel and by the three banking groups.

ORDINARY B SHARES - These entitle the holders to an annual dividend of 3%
(nominal) and to participate in the distribution of the Bank's excess assets upon liquidation, all subject to the order of preference provided in the Bank's articles. These shares are held by the State of Israel.

ORDINARY B1 SHARE - This entitles the holder to an annual dividend of 3%
(nominal) and to participate in the distribution of the Bank's excess assets upon liquidation, including receiving the positive difference between the increase in the CPI and the increase in the dollar exchange rate that will be paid to the Bank upon liquidation in respect of its perpetual deposits with the
Treasury, in accordance with agreements between it and the Treasury, all subject to the order of preference provided in the Bank's articles. This share is held by the State of Israel.

PREFERRED ORDINARY SHARES - These entitle the holders to vote in the Bank's general meeting, to a cumulative preferred dividend of 8% (nominal), to a participating dividend and to participate in the distribution of the Bank's excess assets upon liquidation, all subject to the order of preference provided in the Bank's articles. These shares are registered for trading on the Tel Aviv
Stock Exchange and are held by the Israeli public.

C, CC AND CC1 PREFERENCE SHARES - These entitle the holders to a cumulative preferred annual dividend of 6% (linked to the US dollar), to a participating dividend and to participate in the distribution of the Bank's excess assets upon liquidation, all subject to the order of preference provided in the Bank's articles. These shares are registered for trading on the Tel Aviv Stock Exchange and are mostly held by the Israeli public with a small part being held by the public in the USA.

D AND DD PREFERENCE SHARES - These entitle the holders to a cumulative preferred annual dividend of 7.5% (linked to the US dollar) and to participate in the distribution of the Bank's excess assets upon liquidation, all subject to the order of preference provided in the Bank's articles. These shares were registered for trading on the Tel Aviv Stock Exchange upon their issuance but were delisted in the 1990s. These shares are mostly held by the State of Israel which purchased them from the holders in the USA, with a small part being held by the public (mainly in the USA).

See Notes 14 and 15 of the financial statements for further details.

INVESTMENTS IN THE BANK'S CAPITAL AND TRANSACTIONS IN ITS SHARES

A.   In the last two years no investments were made in the Bank's capital.

B.   Significant off-floor transactions of an interested party in shares of the
     Bank - In the last two years the State purchased D and DD non-participating shares. The shares that were purchased in the years 2004 and 2005 and their purchase prices were as follows:

                      2005                                                             2004
------------------------------------------------------         ----------------------------------------------------
                                                PURCHASE                                                    PURCHASE
                                                PRICE PER                                                   PRICE PER
          NUMBER OF           HOLDING %         SHARE (IN               NUMBER OF           HOLDING %       SHARE (IN
CLASS OF   SHARES           OF PURCHASED           US        CLASS OF     SHARES         OF PURCHASED           US
SHARES   PURCHASED             SHARES            DOLLARS)     SHARES    PURCHASED            SHARES          DOLLARS)
-----      -----         ------------------       ----         ----       -----         ------------------     ----
                          IN        IN VOTING                                            IN        IN VOTING
                        EQUITY        RIGHTS                                           EQUITY        RIGHTS
                        ------        ------                                           ------        ------

D          1,165         0.03%            -         90            D       2,614         0.05%            -       90

DD         1,339          1.9%            -      1,000           DD       2,459         3.47%            -      900

In accordance with that known to the Bank, the D preference shares were purchased by the State based upon a declaration that was included in the letter of the Minister of Finance, Mr. Pinchas Sapir, dated February 15, 1967 (which was addressed to the Vice President of Capital For Israel Inc.) by which the
State of Israel intends to purchase D shares upon their registration for trading on the Tel Aviv Stock Exchange, at prices between 90% and 95% of their par value, which is US$ 100 per share.

In accordance with that known to the Bank, the DD preference shares were purchased by the State following the declaration that was included in the prospectuses for the issuance of these shares, by which the State of Israel agreed that if these shares are offered for sale on the Tel Aviv Stock Exchange anytime during the 20 years from the date they were issued to the public, it would cause them to be purchased at a price equal to 90% of the $ 1,000 per share at which they were issued, and beginning from the 21st year from their issuance - at a price equal to 100% of the said price at which they were issued.
The D and DD preference shares were delisted from the stock exchange in the
1990s, and the State purchasing them directly from the holders is apparently instead of guaranteeing their price on the stock exchange. Since the purchases were probably executed following and/or based upon the aforementioned declarations, and not in an arms-length transaction, the Bank is of the opinion that a share price cannot be derived from these transactions. In accordance with the data included in the table, the aforementioned shares do not confer means of control.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors
decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 141.8 million as at December 31, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The accrued amount of NIS 141.8 million is comprised as follows: NIS 86.7 million is in respect of non-participating shares (D and DD) and NIS 55.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 40.1 million is in respect of 2005 and is comprised as follows:
NIS 24.8 million is in respect of non-participating D and DD shares and NIS 15.3 million is in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. The hearing on the aforementioned originating motions is still in an early stage and there is no way of knowing when a decision will be made. The fundamental position of the Bank's Board of
Directors is that if the interest does not accrue on the perpetual deposits, the
Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles.

See also Notes 8 and 15F of the financial statements for detail on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note 20D of the financial statements regarding the aforementioned originating motions.

SPECIAL LIMITATIONS AND RESTRICTIONS APPLICABLE TO THE BANK

The Bank's activity is subject to special limitations and restrictions as a result of the various decisions made regarding its affairs by the Government of
Israel and the Bank of Israel:

>    In accordance with the decision of the Ministerial Committee for Social and
     Economic Affairs from October 10, 2005 the rest of the Bank's assets will be sold in a supervised process until July 31, 2008.

>    In accordance with the letter of the Governor of the Bank of Israel dated
     October 30, 2005, the special line of credit, which is the Bank's principal source of liquidity, is in effect until July 31, 2008.

>    In accordance with the aforementioned decision of the Ministerial Committee for Social and Economic Affairs, the Bank may not use the special line of credit from the Bank of Israel or any other sources in order to provide new credit. In accordance with the aforementioned letter of the Governor of the
     Bank of Israel, the Bank will be allowed to continue to use the special line of credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

>    In accordance with the aforementioned decision of the Ministerial Committee for Social and Economic Affairs and the aforementioned letter of the
     Governor of the Bank of Israel, the special line of credit will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the letter of the Governor.

>    In accordance with the aforementioned letter of the Governor of the Bank of
     Israel, the Bank may not participate in the inter-bank credit process of daily liquidity trading. This limitation will continue to apply also after repayment of the special line of credit.

>    In accordance with the aforementioned letter of the Governor of the Bank of
     Israel, any significant administrative expense that deviates from the
     Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

>    In accordance with the aforementioned letter of the Governor of the Bank of
     Israel, limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

>    In his aforementioned letter, the Governor of the Bank of Israel clarified that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

>    In accordance with the notice of the Governor of the Bank of Israel from
     January 29, 2006, the banking license the Bank received on June 4, 1989 will be limited so that the Bank cannot engage in any business it did not engage in prior to the date of the license, and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

>    In accordance with the aforementioned notice of the Governor of the Bank of
     Israel, the Bank's license will be cancelled on August 1, 2008. The banking license the Bank received on June 4, 1989 was a "Banking License" in accordance with Section 10 of the Banking Law (Licensing) - 1981, which allowed it to operate as a commercial bank. Until then the Bank operated in accordance with an "Investment Financing Bank" license under Section 16 of the said law and its main business was to provide long-term loans for the financing of investments, including the granting of credit at the request of the Government out of monetary deposits designated for the granting of loans.

MATERIAL AGREEMENTS

THE PERPETUAL DEPOSIT AGREEMENT

In accordance with agreements (through an exchange of letters) made on various dates between the State and the Bank, the Bank has deposited with the Treasury the proceeds received from the issuance of the Bank's C, CC, CC1, D and DD preference shares. In accordance with these agreements, the Bank is entitled to receive in respect of the amounts thus deposited dollar interest at the annual rate of 7.5% from the dollar value of the deposits (as it was on the date of their deposit), which will be paid by the State on a grossed-up basis on the dates the Bank declares the distribution of a dividend in respect of the aforementioned preference shares, so that after the payment of the various taxes and levies the net amount of the interest the Bank will receive from the State will amount to the aforementioned rate of 7.5%. The amounts of principal thus deposited by the Bank will be returned to it by the Treasury only upon liquidation of the Bank or upon the redemption of the D and DD preference shares
(which were issued as redeemable shares), with these amounts of principal being linked to the exchange rate of the dollar from the day of their deposit with the
Treasury until October 1, 1987, and from October 1, 1987 until their return to the Bank - to the CPI or the exchange rate of the dollar, whichever is higher, from that date on until being returned to the Bank. The deposit agreements provide that the State does not have any right of offsetting the amounts due to the Bank with respect to the related deposits. See Note 8 of the financial statements for further details.

THE KIBBUTZIM ARRANGEMENT

Following the difficulties that were encountered by the kibbutzim in Israel and their related organizations in the 1980s, a number of agreements were reached between 1989 and 1999 between the kibbutzim movements, the creditor banks and the State.

The purpose of these agreements was to reorganize the debt of the kibbutzim and their related organizations and to adjust it to their real ability of repayment.

The agreements contain detailed and complex mechanisms regarding the treatment of those debts. In this framework, kibbutzim that were defined as kibbutzim requiring assistance will be entitled to certain refunds of interest differences on the outstanding amounts of credit they received in the past from the banks party to the agreement, to part of these credit balances being written-off and to a long-term restructuring of the rest of the debt.

The Government financed 35% of the write-offs and deposited money with the banks as a source for the restructuring. Kibbutzim defined as owners of real estate with a development potential were required in the aforementioned agreements to contribute their rights in the land in exchange for part of the write-offs approved to them.

See Note 4B(2) of the financial statements for more details.

CREDIT TO THE ISRAEL ELECTRIC CORPORATION LTD. OUT OF DEPOSITS OF THE STATE AND
AT ITS GUARANTEE

In accordance with a number of agreements made on various dates in the 1990s, the Bank lent to the Israel Electric Corporation Ltd. long-term credit repayable in the years 2020-2025, in the total amount of $ 1.5 billion, out of deposits of the State in the Bank in the same amounts and the same dates of repayment as the credit. This credit is fully guaranteed (principal and interest) by the State of
Israel. As at December 31, 2005 the unpaid balance of this credit was NIS 6,405 million and constituted 83.3% of the Bank's total balance of credit to the public as atthat date.

RETIREMENT AGREEMENT WITH THE BANK'S EMPLOYEES

On December 26, 2002 a collective agreement was signed between the Bank, the New
Histadrut (the general federation of labor) and the representatives of the
Bank's employees, which applies to the Bank's employees who are subject to the collective agreements of the Bank (and not to employees that have personal agreements). The agreement was for a period of 3 years and can be extended by one additional year. The agreement arranged, inter alia, the following matters:

>    Management's right to dismiss employees in the framework of cutbacks in the
     Bank's activities, as well as the process of dismissal.

>    Cutbacks that will be made in the salary of the employees and in their related benefits.

>    Benefits and special payments that will be due to the employees who are dismissed, including additional severance pay in addition to those provided in the law, and with respect to employees having worked a certain number of years and with a certain number of years remaining until retirement, conversion of the right to enhanced severance pay, with the right to receive an early pension.

On March 14, 2005 the parties signed a new collective agreement which extended the period of the aforementioned collective agreement (from December 26, 2002)
until the end of the Bank's Run-Off plan (including any change and extension made and approved by the Government) or until December 31, 2007, whichever is earlier.

This new agreement also provided and clarified the following points:

A.   Employees who according to the original agreement are entitled to an early pension following their dismissal, will be entitled to receive it until they reach the age they are entitled to receive an ordinary pension from the pension fund to which they belong, following the pension reform that came into effect in Israel after the signing of the original agreement.

B.   Some of the concessions the employees agreed to make in the original agreement that were limited in time, will continue to apply also in the period of the new agreement.

The Bank recorded in its books the necessary provisions arising from the agreement, including the extension of the agreement.

The aforementioned agreements were approved by the Ministry of Finance
Commissioner of Wages and Labor Agreements.

INDEMNIFICATION WRITS TO DIRECTORS AND OFFICERS

The Bank issued to its officers and directors a writ of indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002.
According to the writ of indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
(including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses
(including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the writ of indemnification including, inter alia, the following events:

                                       10

o    The issuance of securities.

o    Using voting rights and rights to appoint directors in a company in which the Bank held and/or will hold shares and/or in another company and/or business venture in which the Bank has or will invest.

o    Voting for or against any decision of the board of directors, a committee, etc., of a company, entity or venture as aforementioned.

o    The realizing of collateral provided to the Bank.

o    The approval of credit and/or the providing of credit and other actions as part of the Bank's permissible business in accordance with the Banking Law
     (Licensing) - 1981.

o    The holding of assets in trust.

o    The providing of an underwriting commitment.

o    A transaction in assets executed by the Bank for itself.

o    The issuance of a report or notice as required by law.

o    The receipt of licenses and permits.

o    Events connected to employee-employer relations.

o    Any refraining from executing one or more of the aforementioned acts.

The amount of the total cumulative indemnification that is payable according to the aforementioned writ of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640,300,000, meaning no more than NIS 160,075,000, linked to the
CPI published in respect of March 2002. The writ of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the writ of indemnification. It is noted that Amendment 3 to the Companies Law -
1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned writ of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
The question of the amendment applying to existing writs of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain. See Note 20C of the financial statements.

OUTSOURCING OF THE BANK'S COMPUTER SERVICES

In accordance with an agreement dated December 23, 2003 between the Bank and a company that provides comprehensive IT outsourcing services, the company committed itself to provide such comprehensive services, including management and current operation of the information systems, operation and maintenance of the hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of application software, making modifications and adjustments in the information systems, information security, etc.

The agreement is for an initial period of three years beginning from January 1,
2004, and the Bank is entitled to shorten it by providing an advance notice of a few months and to extend it by one or two years. During the period of the agreement the Bank has the right to order from the company modifications, additions, adjustments and improvements to the existing computer systems of the
Bank and/or the development of new systems, for which the Bank has a "bank of hours" at its disposal. See Note 20B of the financial statements.

SPECIAL LINE OF CREDIT GRANTED BY THE BANK OF ISRAEL

The Bank was provided a special line of credit by the Bank of Israel in order to meet its liquidity needs. The terms of the credit line were determined by the
Governor of the Bank of Israel and details with respect thereto are provided above in the directors' report and in Note 1 of the financial statements.

                                       11

RISK FACTORS

RISK RELATING TO QUALITY OF BORROWERS AND COLLATERAL

The risk of the Bank's borrowers not repaying their debts to the Bank is an intrinsic risk of the Bank's activities also during the period of the Run-Off plan. Even though the Bank regularly examines the condition of its customers and the value of the collateral for their debts, and makes provisions on the basis of its evaluations regarding the risk of their not being able to repay their debts, in the future there may be circumstances and situations the Bank had not considered until now, including deterioration in the condition of the customers and a decline in the value of their collateral, which will require making additional provisions. The Bank's focusing on the collection of credit and refraining from engaging in other activities increases the effect of this risk on the financial results of the Bank in the event of it materializing.

DIVERSIFY CREDIT RISKS

See section on risk management for details on diversifying the credit risks.

EFFECT OF THE RUN-OFF PLAN ON THE BORROWERS VIEW OF THE BANK AND ON ITS
COLLECTION ABILITY

The circumstances of the Bank and the limited scope of its Run-Off plan may have a negative effect on the willingness of its customers to meet their obligations towards it. On the one hand, customers may believe that under these circumstances it may be possible to extract from the Bank concessions and reliefs, while on the other hand fulfilling their obligations does not guarantee them a long-standing relationship with the Bank. As already noted above, management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to the collection of problematic debts. As a result, there has been a significant increase in recent years in the
Bank's collection costs and legal expenses which will probably continue also in the future.

THE BANK'S DEPENDENCE ON THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL

In the absence of other sources of liquidity, the ongoing activities of the Bank depend on the special line of credit put at its disposal by the Bank of Israel until July 31, 2008. Non-compliance of the Bank with the conditions of the special line of credit may risk the continued provision of this credit.

OPERATING RISKS

Operating risks include risks deriving from fraud, errors of the Bank's employees, the absence of proper documentation of transactions, failures and deficiencies in data processing, equipment or external systems of service providers, and the absence of proper internal examination and control processes.
Even though the Bank has implemented various measures of supervision and control for the purpose of minimizing the operating risks to which it is exposed, this is not enough to ensure that these risks do not exist or that they will not materialize in the future. See section on risk management for further details on operating risks.

LEGAL RISKS

In the course of the Bank's activities the Bank is exposed to legal risks, including the risk of incurring a loss as a result of there being no possibility of legally enforcing the execution of an agreement. These risks are handled on a regular basis by the Bank's legal department, but this cannot ensure that all the risks were taken into account or that identified risks will not materialize in the future.

DEPENDENCE ON PROFESSIONAL PERSONNEL FOLLOWING THE CUTBACK IN THE STAFF

In accordance with the Run-Off plan and the accompanying efficiency plan, the
Bank has significantly reduced the number of its employees, which has decreased from 170 on January 1, 2002 to 53 on December 31, 2005. The Bank's ability to continue to successfully implement the Run-Off plan depends, inter alia, on the continued employment of the managers and employees, who have the necessary knowledge and understanding of the Bank's systems and customers.

THE ADVERSE EFFECT ON THE EARNINGS OF THE BANK FOLLOWING ITS INABILITY TO
PROVIDE NEW CREDIT AND TO RECEIVE AND/OR TO RENEW DEPOSITS

Following the decisions of the Ministerial Committee for Social and Economic
Affairs and of the Bank of Israel regarding the affairs of the Bank, the Bank is unable to provide new credit and to receive and/or renew deposits, and its activity focuses on the collection of its credit portfolio.

                                       12

Restriction of the Bank's activity to the collection of its existing credit has and will continue to have an adverse effect on the Bank's ability to generate financing and operating income.

THE BANK'S STATUS AT THE END OF THE RUN-OFF PLAN

In accordance with the decision of the Bank's Board of Directors dated July 26,
2005 and the decision of the Ministerial Committee for Social and Economic
Affairs dated October 10, 2005, the Bank's Run-Off plan was extended until July
31, 2008. In accordance with the notice of the Governor of the Bank of Israel from January 29, 2006, the Bank's banking license is in effect until August 1,
2008. Therefore, when the Run-Off plan reaches its end, as aforementioned, the
Bank will cease to operate as a bank, and it is unclear what its status will be, whether it will continue operating, and if it does in what manner. It can be assumed that the decision regarding the future of the Bank will be affected at that time by the extent of the credit portfolio the Bank still has at the end of the Run-Off plan and by the decisions of the Government of Israel, which has taken upon itself to repay the unpaid balance to the Bank of Israel, for which it is supposed to receive, as an assignment from the Bank of Israel, the floating lien the Bank had created as security for the credit line.

REPORTING REQUIREMENTS IN THE U.S.A.

Since the Bank had in the past issued securities to shareholders in the U.S.A., the Bank is required under American law to submit an annual report to the United
State Securities and Exchange Commission (hereinafter - SEC). The Bank has for decades submitted this annual report on a form known as 20F. As part of the annual report to the SEC the Bank has to fulfill various reporting and disclosure requirements that are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP.). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and U.S. GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to U.S.
GAAP. The Bank used to include the qualitative note regarding the differences between Israeli GAAP and U.S. GAAP in its financial statements in the U.S.A., but it did not include the quantitative note.

One of the requirements applicable in the U.S.A. is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements submitted by the Bank in the
U.S.A. in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to US GAAP. After the Bank's legal counsel in the U.S.A.
examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the U.S.A., the Bank began preparing to submit its annual report for 2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January 19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to U.S. GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the U.S., including the non-inclusion of an auditors' report as aforementioned, and the delay in filing the report for 2003, may expose the Bank to sanctions and/or claims on the part of various parties.
The report regarding 2004 was submitted on time.

ADDITIONAL RESTRICTIONS THAT MAY BE IMPOSED ON THE BANK'S ACTIVITIES

The letter of the Governor of the Bank of Israel dated October 30, 2005 regarding extension of the special line of credit provides that if the Bank of
Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified and detailed in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

INTEREST RISKS, FOREIGN CURRENCY EXCHANGE RISKS AND INFLATION RISKS

See section on risk management hereunder for details on these risks.

                                       13

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

TAXATION

In 2005 the Bank was subject to company tax at the rate of 34% and to payroll tax applicable to a financial institution at the rate of 17%. The overall tax rate applicable to the Bank in 2005 is 43.59%.

No tax expenses were recorded in recent years as a result of losses for tax purposes. In 2004 and 2005 the Bank recorded payroll tax receivable in the amount of NIS 6.1 million which is included under the item of other assets.

The Bank was issued final tax assessments up to the 2000 tax year.

The tax losses for which deferred taxes were not recorded amount to NIS 693 million.

Due to the reduction in the rate of company tax, the overall tax rate that will apply to the Bank in 2006 will be 41.03%, in 2007 - 39.32%, in 2008 - 37.61%, in
2009 - 36.75% and in 2010 - 35.90%.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 20D of the financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

                                       14

DEVELOPMENT OF INCOME AND EXPENSES

NET LOSS - The Bank's net loss amounted to NIS 8.4 million in 2005, compared with net earnings of NIS 1.4 million in 2004.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
Amounted to NIS 61.6 million in 2005, compared with NIS 66.2 million in 2004.

The decrease in profit from financing operations resulted mainly from the following:

-    The decrease in the Bank's volume of financing activity. The balance of credit to the public (not including credit out of a deposit of the State and guaranteed by the State) as at December 31, 2005 totaled NIS 1,276 million, compared with NIS 1,826 million as at December 31, 2004. The average balance of this credit to the public in 2005, as included in the tables on the rates of financing income and expenses, amounted to NIS 1,588 million compared with NIS 2,552 million in 2004, a decrease of NIS 964 million or 38% in the average balance of credit to the public.

-    The decrease in off-balance sheet activity - Concurrent with the decrease in the volume of assets, there was also a decrease in the volume of off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 239 million as at December 31, 2005, compared with NIS 296 million as at December 31, 2004, and NIS 419 million as at December 31, 2003.

On the other hand the aforementioned decrease was reduced by a significant increase in the income from interest that was collected on problematic debts.
The income from this component amounted to NIS 21.6 million in 2005 compared with NIS 10.5 million in 2004.

In 2005 an additional factor contributed to the profit from financing operations is the Bank's excess of assets in the CPI-linked segment and the foreign currency segment. This excess, including the effect of derivatives, which amounted on average to NIS 183 million, was financed by unlinked liabilities and since the rate of return on the assets in these segments (including linkage differences) was higher than the cost of the unlinked sources, this had a positive effect on the profit from financing operations.

Analysis of the Bank's financing operations in the various linkage segments, according to Exhibit "C" of the Management Review, indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 619 million compared with NIS 942 million in 2004, a decrease of 34%. The margin in this segment, including the effect of derivatives, was 1.41% compared with 2.44% in 2004.

It should be noted that most of the non-income bearing debt is included in this segment. As at December 31, 2005 the balance of non-income bearing debt in this segment is NIS 182 million and constitutes 43% of the balance of this segment
(before the supplementary and general allowance).

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 696 million compared with NIS 974 million in 2004, a decrease of
28.5%. The decline in volume of operations in this segment derives from both the general decline in the Bank's operations and the policy of the Bank, according to which the Bank renews credit only for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.74% compared with 2.24% in 2004. The improvement in the margin in this segment is mainly due to a decrease in the real rate of interest paid on deposits.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The total average volume of assets in this segment amounted to NIS 6,775 million in 2005 compared with
NIS 7,161 million in 2004. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in 2005 amounted to NIS 6,354 million compared with NIS 6,526 million in
2004. Excluding the said credit, the average balance of assets in this segment amounts to NIS 421 million, compared with NIS 635 million in 2004. The margin in this segment, including the effect of derivatives, was 0.02%, the same as in
2004. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

                                       15

The State guaranteed credit and the State deposit from which the credit was granted bear a high rate of return, and due to their high proportion from assets and liabilities they distort the data regarding the margin of this segment.

The income reported in respect of the credit of this segment amounted to NIS
853.7 million in 2005 (compared with NIS 364.3 million in 2004). The increase in the income from this credit is due to the increase in the exchange rate of the dollar in 2005 compared with a decrease in 2004. As aforementioned, the said credit is guaranteed by the State and the margin in its respect is insignificant, and therefore the expense recorded in respect of the Government deposit that served as a source for the financing of the said credit was in the same amount.

An analysis of the data regarding this segment with the exclusion of the aforementioned credit and deposit shows a margin of 0.99% in 2005.

With respect to the profit from financing operations, it can be assumed that the
Bank's policy of reducing its activities and the continuous decrease in the volume of credit will continue to have an adverse effect on the profit from financing operations.

THE ALLOWANCE FOR DOUBTFUL DEBTS - Amounted to NIS 44.2 million in 2005 compared with NIS 70.2 million in 2004. The specific allowance for doubtful debts in 2005 amounted to NIS 56.2 million, compared with NIS 79.1 million in 2004. An analysis of the changes in the allowance as described in Note 4C of the financial statements, indicates a decrease in the specific allowance as a result of collecting the debts' principal in 2005 in the total amount of NIS 26.4 million compared with NIS 16.5 million in 2004. The supplementary allowance for doubtful debts reflected a decrease of NIS 12.0 million, compared with a decrease of NIS 8.9 million in 2004. The decrease is mainly a result of the decrease in the volume of problematic debts in general and the decrease in the volume of non-income bearing debts in particular. This decrease was gradual and was reflected in the quarterly financial statements of both 2005 and 2004. In addition, the aforementioned decrease in 2005 was affected by the Supervisor of
Banks' approval to cancel a supplementary allowance of NIS 0.9 million, that had been recorded in the past in respect of the debt of a customer which according to the instruction of the Supervisor of Banks was classified to the securities item.

Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                                                AS AT DECEMBER 31
                                                                              --------------------
                                                                                2005          2004
                                                                              -------       -------

 Non income bearing                                                             267.0         400.2
 Restructured (2)                                                                97.9         108.3
 Designated for restructuring (3)                                                13.5          24.3
 Temporarily in arrears                                                          64.2         117.9
 Under special supervision **                                                   282.8         353.8
                                                                              -------       -------
Total balance sheet credit to problematic borrowers (1)                         725.4       1,004.5
Off-balance sheet credit risk in respect of problematic borrowers (1)            73.7         121.6
                                                                              -------       -------

Overall credit risk in respect of problematic borrowers (1) (4)                 799.1       1,126.1
                                                                              =======       =======

**   Including an amount of NIS 74.9 million in respect of debts for which a specific allowance exists (December 31, 2004 - NIS 116.1 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

                                       16

The data presented above indicates a decrease in the volume of problematic debts in general and in the volume of debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing is a result of a combination of the following factors: the collection of debts from customers that were classified as non-income bearing, arrangements with part of the aforementioned customers, which are reflected in the amount of restructured debts, and allowances for doubtful debts that were created in respect of borrowers whose debt is classified as non-income bearing.

Nonetheless, the data presented above indicates the high proportion of debts, that are classified as non-income bearing, of to total credit to the public. The interest charges in respect of those debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing. It should be emphasized that regardless of the decrease in the volume of non-income bearing debts, due to the Bank's policy of collecting credit, the negative effect of the aforementioned debt on the financial results will continue to be significant. In this respect it is noted that the amount of interest that will not be included in income is affected by the volume of the non-income bearing debt and the market interest rate. If the interest rate of the Bank of Israel increases, the negative effect of the non-income bearing debt on the amount of financing income will be higher.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS - Amounted
to NIS 17.4 million compared with a loss of NIS 4.0 million in 2004.

OPERATING AND OTHER INCOME - This income amounted to NIS 18.2 million in 2005, compared with NIS 50.2 million in 2004. Most of the income derived from gains from investments in shares which amounted to NIS 11.3 million in 2005, compared with NIS 41.5 million in 2004. It is worthy of noting that the entire investment in shares amounted to NIS 70 million as at December 31, 2003, NIS 56 million as at December 31, 2004 and NIS 61 million as at December 31, 2005 so that the gains on the aforementioned stock portfolio in the last two years are considerably high and there is no certainty that they will continue also in the future.

In 2005 the income from operating commissions amounted to NIS 2.2 million compared with NIS 4.1 million in 2004, a decrease reflecting the decline in transactions executed by the customers through the Bank.

OPERATING AND OTHER EXPENSES - Amounted to NIS 44.0 million in 2005, compared with NIS 45.0 million in 2004.

Payroll expenses, not including employee retirement costs, totaled NIS 18.2 million in 2005, compared with NIS 19.7 million in 2004, a decrease of 8%. The decrease in payroll expenses was affected by the decrease in the number of employees in accordance with the "Run Off" plan and the efficiency plan complementing it.

Due to losses for the purpose of VAT on profit, payroll VAT that is usually levied on a financial institution, in an amount that totaled NIS 3.1 million, was not included in payroll expenses in 2005, compared with NIS 3.0 million in
2004, due to the recording of payroll tax receivable in the fourth quarter of
2005.

In 2005 an expense in the total amount of NIS 5.5 million was recorded under the item of expenses in respect of the early retirement of employees compared with income of NIS 0.8 million in 2004. Of the expense recorded in 2005, NIS 3.7 million is due to expansion of the definition of salary for purposes of payroll tax that was included in the legislative amendments that were approved in the framework of the economic policy for 2005.

At the end of the third quarter of 2003, the Bank relocated to new office premises at a much lower rent than that paid for the previous offices, due both to a smaller office space and to lower rent per square meter. The saving in rental payments is fully reflected in 2005 and in 2004.

Other operating expenses amounted to NIS 16.5 million, compared with NIS 20.4 million in 2004. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank.

PROVISION FOR TAXES ON INCOME - The Bank received final tax assessments for the tax years up to and including 2000. Carry-forward tax losses of the Bank, in respect of which deferred tax assets have not been recorded, amount to NIS 693 million.

                                       17

INCOME FROM OTHER ITEMS - Beginning from the second half of 2002 the financial statements of the Bank do not include any special income from the Israeli
Treasury due to the Bank ceasing to distribute dividends, as aforementioned. See
Note 15 to the financial statements regarding the cessation of dividend payments.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at December 31, 2005 amounted to NIS 8,721 million, compared with NIS 9,078 million as at December 31, 2004, a decrease of 4%.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - Amounted to NIS 527
million as at December 31, 2005, compared with NIS 508 million as at December
31, 2004.

The increase in shareholders' equity, including the non-participating shares, derives from an increase in the value of the perpetual deposit with the Treasury and an increase in the capital reserve from adjustments relating to the presentation of available-for-sale securities at market value. The increase of
NIS 21.7 million in the perpetual deposit with the Treasury derives from CPI linkage differences on the said deposit in 2005. These linkage differences are not reflected in the statement of income. The increase in the capital reserve from adjustments relating to the presentation of available-for-sale securities at market value amounts to NIS 5.8 million.

EFFECT OF ACCOUNTING STANDARD NO. 22 ON THE SHAREHOLDERS' EQUITY - In August
2005 the Israel Accounting Standards Board published Accounting Standard No. 22,
"Financial Instruments: Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter.

The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

Following implementation of the standard, as from January 1, 2006 preference shares of classes C, CC and CC1 that are included in the shareholders' equity will be reclassified as liabilities in respect of profit-participating preference shares. Following this reclassification, the Bank's shareholders'
equity will decrease as at January 1, 2006 by the amount of NIS 204.1 million and will become a shareholders' deficit in the amount of NIS 7.0 million.

TOTAL CREDIT TO THE PUBLIC - As at December 31, 2005 amounted to NIS 7,681 million compared with NIS 7,993 million as at December 31, 2004. The credit data below include credit guaranteed by the State that was granted to the Israel
Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,405 million as at December 31, 2005 compared with NIS 6,167 million as at December 31, 2004. The reason for the increase in the said credit is the increase in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 1,276 million as at December 31,
2005 compared with NIS 1,826 million as at December 31, 2004, a decrease of 30%
compared with December 2004. This decrease is in accordance with the Bank's policy of reducing its credit portfolio, which is the main component of the
Run-Off plan.

In 2005 credit in the net amount of NIS 506 million was collected, and continued
the net collection of credit of NIS 887 million in 2004.

As can be ascertained from the classification of balances of credit to the public in accordance with the volume of the credit per borrower (Note 4D of the financial statements) and from the table on the overall risk of credit to the public by economic sector (Exhibit E of the Management Review), the credit portfolio of the Bank focuses on providing credit to medium sized companies and businesses. The volume of credit to households is negligible and its weight in the Bank is significantly lower than its weight in the banking system. The aforementioned composition of credit raises the sensitivity to changes in the economy.

                                       18

SECURITIES - The balance of securities as at December 31, 2005 amounts to NIS 63 million, compared with NIS 60 million as at December 31, 2004. The securities portfolio includes an investment of NIS 30 million in mezzanine funds (the same as at December 31, 2004). In addition, the securities portfolio includes marketable shares in the amount of NIS 31 million (according to their market value as at December 31, 2005). The market value of the shares includes unrealized gains in the amount of NIS 6.1 million. In 2005 realized gains on the investment in shares amounted to NIS 11.3 million, following gains in the amount of NIS 41.5 million recorded in 2004. See Note 4E regarding classification of a customer debt to the securities item.

DEPOSITS OF THE PUBLIC - Amounted to NIS 178 million as at December 31, 2005, compared with NIS 405 million as at December 31, 2004, a decrease of 56%. These deposits are comprised of unlinked deposits in the amount of NIS 88 million, compared with NIS 198 million as at December 31, 2004, CPI-linked deposits in the amount of NIS 78 million, compared with NIS 149 million as at December 31,
2004, and foreign currency denominated or linked deposits in the amount of NIS
12 million, compared with NIS 58 million as at December 31, 2004. The Bank refrains from accepting new deposits and during 2005 it ceased renewing deposits that have reached maturity, subject to certain exceptions.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at December
31, 2005 amounted to NIS 6,883 million, compared with NIS 6,655 million as at
December 31, 2004. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
6,527 million as at December 31, 2005, compared with NIS 6,282 million as at
December 31, 2004. The increase in the foreign currency Government deposits is due to the increase in the exchange rate of the dollar. The Government's foreign currency deposits include a deposit of NIS 6,405 million that was made in order to provide long-term credit to the Israel Electric Corporation Ltd. The credit and deposit are at the same terms other than an insignificant margin the Bank has with respect to the credit. As aforementioned, the Bank also received a guarantee from the State as security for the said credit.

Another component of these deposits is the CPI-linked deposits that were received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the
Government's CPI-linked deposits as at December 31, 2005 amounted to NIS 356 million, compared with NIS 372 million as at December 31, 2004. These deposits are long-term deposits that are repaid in installments according to the period for which the arrangement loans were provided (until the end of 2013).

The overall expense that was recorded in respect of the Government deposits amounted to NIS 901.7 million in 2005, constituting 94.0% of the financing expenses in respect of liabilities, compared with NIS 385.0 million in 2004, constituting 79.5% of the said expenses.

DEPOSITS FROM BANKS - The balance of these deposits as at December 31, 2005 amounted to NIS 1,049 million, compared with NIS 1,428 million as at December
31, 2004. Of this amount, an amount of NIS 1,034 million derived from the special line of credit, which the Bank of Israel granted to the Bank, compared with NIS 1,404 million as at December 31, 2004. The meaning of this is a decrease of NIS 370 million in the utilized credit line. Other than the Bank of
Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 15 million (December 31, 2004 - NIS 24 million) which is a long-term deposit of a foreign bank that was deposited with the Bank in the
1990s. This deposit was deposited by the Bank with the Treasury and has the same repayment dates as the aforementioned deposit.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES

Note 1 of the financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared. The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank. It should be made clear that actual results may differ from the assessments and estimates applied.

                                       19

Accounting policy as to critical issues, as stated hereunder, relates to issues that are significant to the reporting of the financial position of the Bank, are difficult and subjective and may sometimes require complex assessments due to the necessity to prepare estimates of effects, which are mostly uncertain.

A part of the assessments and estimates used involve to a large extent of uncertainty or dependency on various variables. Assessments and estimates of this type may have a material effect on the financial results presented in the financial statements.

With respect to each of the critical issues discussed hereunder, Management of the Bank relied on the best information at hand. The Directors and Management believe that the assessments and estimates used were fairly applied in the preparation of the financial statements.

Following are the issues defined by the Directors and Management of the Bank as critical from the accounting aspect.

ALLOWANCES FOR DOUBTFUL DEBTS - The specific allowance for doubtful debts is prepared based on the assessment of the Directors and Management as to the losses intrinsic to the credit portfolio of the Bank, including off-balance sheet items. In making these estimates the Board of Directors and Management take into consideration, among other things, the risks involved in the financial stability of the borrowers and their repayment ability, based on the information at hand as to their financial position and future cash flows as well as the quality and value of the collateral received.

The financial stability of the borrowers and their repayment ability depend on economic variables that are not under the control of the Bank and/or the customers.

The Directors and Management of the Bank are assisted by independent appraisers and assessors in order to obtain an indication as to the value of the collateral. For example, the assessment of real estate that serves as collateral for a loan is generally made for the Bank by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts is lower than the market value of the real estate due to constraints of a hasty sale and tax that may apply, if at all, in respect of the sale.

The amount that may be collected from the borrowers is therefore based on assessments that by nature are subjective. The dependency on these assessments cannot assure that the amount that will in fact be collected will be in accordance with the said assessments.

The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists amounts to NIS 445 million (on December 31, 2004 - NIS 629 million).

The amount of credit to the public stated in the financial statements is net of the general and supplementary allowances for doubtful debts, the total balance of which amounts to NIS 57.6 million (on December 31, 2004 - NIS 69.6 million).
The said allowances are in accordance with directives of the Bank of Israel.

The Management of the Bank classifies problematic debts according to classes and criteria determined by Proper Banking Procedure. Classification of the debts could sometimes be subjective (such as the differentiation between a debt temporarily in arrears and a debt in arrears and the classification of a debt as under special supervision). Changes in the said estimates may have a significant effect on the financial statements.

The Directors and Management examine the allowances for doubtful debts and the classification of the borrowers on a quarterly basis and update them where necessary.

The supplementary allowance is based on risk characteristics determined by the
Bank of Israel. As stated above the Bank of Israel has exempted the Bank from the requirement to record a supplemental allowance in respect of deviations from the limits on the indebtedness of a single borrower and of a borrower group, in respect of deviations from limits on credit for the purpose of acquiring means of control in corporate entities and in respect of deviation from limits on the concentration of indebtedness by segments. Following this, a supplementary allowance was created only in respect of deviations relating to the lack of updated financial statements and in respect of credit balances of borrowers classified as problematic borrowers.

                                       20

PROVISIONS RELATING TO EMPLOYEE SEVERANCE BENEFITS - The liability in respect of severance pay is computed as customary on the basis of a monthly salary for each year of employment, and is covered in full by payments and deposits in pension and provident funds and by the purchase of insurance policies.

In December 2002, the Bank, the General Federation of Labor and the Bank's
employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement, some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank also signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert. The said calculation is based on the expert's best knowledge of the effects of recent changes in legislation and pension arrangements. The cost of acquiring the pension rights was discounted on the basis of an annual discount rate of 3.0% (on December 31,
2004 - 3.0%). The total provision in respect of employees entitled to a pension upon their retirement from the Bank amounts to NIS 16.1 million (on December 31,
2004 - NIS 15.9 million). Computation of the said rights at an annual discount rate of 2.0% would have increased the cost of acquisition of the pension rights by NIS 0.9 million (on December 31, 2004 - NIS 0.9 million).

In view of the above it is not certain that the actual expense will be in accordance with the estimate used to calculate the provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

A.   SECURITIES - All the securities owned by the Bank are classified as available-for-sale securities. Marketable securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotations as at the balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities.

     The value of non-marketable shares in the financial statements as at
     December 31, 2005 totals NIS 30 million (as at December 31, 2004 - NIS 31 million). These shares are stated at their adjusted cost net of provisions for impairment in value based on Management's assessments. These provisions were included based on the financial statements of the companies involved.
     Actual proceeds from the sale of non-marketable shares may differ from their book value as stated in the financial statements.

B.   DERIVATIVE FINANCIAL INSTRUMENTS - Within the framework of the asset and liability management policy intended to manage the exposure of the Bank to financial risks, the Bank conducts transactions in derivative financial instruments. These instruments include future transactions and options designed to hedge against exposure to linkage base and currency exchange risks.

     The fair value of these instruments is determined according to the changes that occurred in economic parameters (such as interest rates, foreign currency exchange rates, the CPI and standard deviations) from the date of the transaction until the balance sheet date.

     The fair value of assets and liabilities relating to such transactions, included in the financial statements as at December 31, 2005, is as follows:

     Other assets - NIS 3.5 million (as at December 31, 2004 - NIS 10.9 million).

     Other liabilities - NIS 0.5 million (as at December 31, 2004 - NIS 2.5 million).

     The above values relate to transactions of a total stated value of NIS 197 million (as at December 31, 2004 - NIS 525 million).

     Of the above amount of NIS 197 million, transactions of a stated value of
     NIS 167 million reached maturity during January 2006, and transactions of a stated value of NIS 30 million will reach maturity during the period of three to twelve months subsequent to the date of the financial statements.

                                       21

     As stated above, all balances of derivative financial instruments serve as hedging against exposure to linkage base and currency exchange risks.

     Changes in the economic parameters, which served as a basis for computing the fair value of the said instruments, may result in a change in their fair value.

CONTINGENT LIABILITIES - Various legal actions are pending against the Bank
(including a motion to certify a claim as a class action). All of these actions are handled by independent counsels of the Bank. The said counsels have informed the Bank of their evaluation as to the probability of success of these actions.
Regarding legal actions about which the evaluation received is that the probability of success is remote or reasonably possible, no provisions have been made by the Bank in respect of the risk involved.

Provisions are included in respect of actions, where according to the opinion of counsel, it is probable to assume that they will not be dismissed or cancelled.

The Bank's legal counsel submit their opinion each quarter and Management of the
Bank updates the provisions where required.

The provisions are based on the said evaluations of counsels handling the cases.
There is no certainty that the final results of the legal actions will agree with the said evaluations.

RISK MANAGEMENT

The Bank's activities as a financial broker involve the taking of credit and financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

CREDIT RISKS

As aforementioned, in accordance with the policy the Bank adopted in the framework of the Run-Off plan the Bank no longer provides credit. The Bank presently engages in collecting credit provided in the past, while reaching debt arrangements as part of this process.

The ability to collect credit is also affected by matters that are external to the Bank, such as the condition of the economy in general and of the borrowers in particular, and the policy of other banks with respect to the provision of credit to customers.

As at December 31, 2005 the balance of credit to the public amounts to NIS 7,681 million. This credit includes credit to the Israel Electric Corporation Ltd. for which a State guarantee was received as collateral. Net of this credit the balance of credit to the public amounts to NIS 1,276 million. The fact that the
Bank has refrained from providing new credit for more than three years has reduced to a minimum its ability to diversify its credit risks in accordance with accepted parameters for measuring the diversification of credit risks. This is reflected in the matters described hereunder (with respect to all matters the measurement refers to credit net of credit in the amount of NIS 6,405 million that is guaranteed by the State).

DIVERSIFICATION OVER ECONOMIC SECTORS - The Bank's industrial credit constitutes
35% of the credit balance compared with 16% of the total industrial credit of ordinary banks (not including mortgage banks). The Bank's credit to various commerce sectors constitutes 3.2% of the credit compared with 6.2% of the credit to various commerce sectors of ordinary banks. The Bank's credit to private households amounts to an insignificant rate of 0.5% compared with 17% of the credit to private households of ordinary banks. The comparative data of the banking system is for December 31, 2004.

The aforementioned shows that the rate of the Bank's industrial credit is significantly higher than the accepted rate of the banking system and that the level of diversification of credit over the economic sectors is lower than that accepted in the banking system, with this being particularly prominent in respect of the credit to private households.

                                       22

DIVERSIFICATION OF CREDIT ACCORDING TO SIZE OF BORROWER - As at December 31,
2005 the overall credit risk of the borrowers amounts to NIS 1,528 million. The overall credit risk in respect of the 11 largest borrowers amounts to NIS 529 million and constitutes 35% of the credit balance.

In accordance with data for the end of 2004, the weight of the 26 largest borrowers in the five largest banking groups in Israel constitutes 3.7% of the overall credit risk of these banking groups.

This data indicate that in comparison with the norm in the banking system, the
Bank has a higher degree of concentration of credit to large borrowers.

CREDIT TO PROBLEMATIC BORROWERS - The total balance sheet credit of the borrowers whose debt is classified as problematic amounts to NIS 725 million, constituting 57% of the balance sheet credit, compared with 10% in the five largest banking groups (as at September 2005). The balance of the debt classified an non-income bearing amounts to NIS 267 million, about 21% of the balance sheet credit, compared with 3.2% in the five largest banking groups. The high weight of the Bank's problematic debts compared with the aforementioned data regarding the five largest banking groups is due, inter alia, to the Bank being engaged in the collection of credit for more than three years and it not providing new credit. Due to the fact that the process of collecting credit from problematic customers is slower than collecting from other customers, the weight of the problematic debts has risen over the years.

As aforementioned, the Bank's ability to control the diversification of the credit risks described above is almost inexistent.

CREDIT CONTROL

In accordance with the approval of the Supervisor of Banks from November 26,
2003, the Bank is exempt from compliance with the instructions of Proper Banking
Procedure regarding credit control.

FINANCIAL RISKS

The Bank's policy for managing its assets and liabilities is designed to keep the linkage base risks and interest risks within the exposure boundaries set by the Board of Directors.

A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of
Banks on November 26, 2003 this management committee functions as the financial risk manager of the Bank.

In 1997, the Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the
Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked, foreign currency denominated and linked, and unlinked shekel.
Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

                                       23

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The limitations that were set by the Bank's Board of Directors on each of the linkage segments are as follows:

CPI-LINKED SEGMENT* - maximum surplus of NIS 500 million, maximum deficit of NIS
50 million.

UNLINKED SHEKEL SEGMENT - maximum surplus of NIS 100 million, maximum deficit of
NIS 550 million.

FOREIGN CURRENCY DENOMINATED/LINKED - maximum surplus of NIS 50 million, maximum deficit of NIS 25 million.

*    In the CPI-linked segment the permissible surplus/deficit is net of the
     Bank's capital (including the non-participating shares).

The report on linkage base exposure is included in the report on the Banks'
activities, which is submitted to the Board of Directors. The aforesaid report is also discussed by the management committee, which meets, as noted above, once a week.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in unlinked shekels, the Bank executes transactions in derivatives in order to close the linkage base exposures. These transactions are a part of the Bank's asset and liability management.

The following table presents details of the excess of assets over liabilities
(excess of liabilities over assets) classified by linkage segment. The data include off-balance sheet items and is stated in NIS millions:

                                                      FOREIGN
                                                      CURRENCY
                          UNLINKED     CPI-LINKED    DENOMINATED/  NON-MONETARY
                       SHEKEL SEGMENT  SEGMENT (*)     LINKED          ITEMS       TOTAL
                       --------------  -----------     ------          -----       -----

December 31, 2005          (505.1)       956.4          13.6           62.5        527.4
December 31, 2004          (435.8)       863.6          20.0           60.5        508.3

*    Including a perpetual deposit with the Treasury (on December 31, 2005 - NIS
     828.2 million; on December 31, 2004 - NIS 806.5 million).

The data presented above indicate that the exposure in each linkage segment is within the boundaries established by the Bank's Board of Directors.

An examination that was made of the effect on the Bank's capital of a change of
1% in the CPI or in the exchange rate indicates as follows:

An increase of 1% in the CPI - The addition to capital amounts to NIS 9.5 million. A decrease in the CPI at the same rate will result in a decrease in capital in the same amount.

An increase of 1% in the representative exchange rate of a currency basket in relation to the shekel (and assuming that all the currencies the Bank uses increase at the same rate) will result in an increase in the Bank's capital in the amount of NIS 140 thousand. A decrease of the same rate in the representative exchange rate of a currency basket (appreciation of the shekel)
will result in a decrease in the Bank's capital in the same amount.

The data above are calculated without the effect of such changes on other variables (such as interest rates).

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities.
Such changes may lead to erosion of the Bank's profits and capital.

                                       24

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity (average duration) in each linkage segment. As noted
above, the Bank's Board of Directors sets maximum allowable difference in average duration for each linkage segment.

Presented below are the maximum allowed differences in average duration:

UNLINKED SEGMENT - 4 months.
CPI-LINKED SEGMENT - 8 months.
FOREIGN CURRENCY DENOMINATED/LINKED - 4 months.

Until 2004 the frequency of reporting on the compliance with such limitations was quarterly. Following the decline in the Bank's volume of activity, the frequency of the aforementioned report was changed to twice a year (semi-annual report).

Following are the main details as to the average duration in the various linkage segments (in years):

                                                                              FOREIGN CURRENCY
                         UNLINKED SHEKEL SEGMENT    CPI-LINKED SEGMENT   DENOMINATED/LINKED SEGMENT
                           -------------------      ------------------       ------------------
                                                       DECEMBER 31
                           --------------------------------------------------------------------
                           2005           2004      2005          2004        2005        2004
                           ----           ----      ----          ----       -----        -----

Total assets               0.11           0.12      3.45          3.61        6.75         6.87
Total liabilities          0.08           0.09      3.29          3.50        6.92         6.90
Difference in years        0.03           0.03      0.16          0.11       (0.17)       (0.03)

The interest risk exists mainly in the CPI-linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate. As at December 31, 2005, the average duration of assets in this segment is
3.45 years while the average duration of liabilities is 3.29 years, so that the difference is about two months. A higher average duration of assets creates exposure to increases in interest rates in this segment. The said exposure to interest risk is within the limits determined by the Bank's Board of Directors.

In the non-linked shekel segment, the average duration difference is small and results from a short average duration of both assets and liabilities, due to the fact that most of the assets and liabilities are at a variable rate of interest.

In the foreign currency segment the average duration is affected by a considerable amount of credit that has low risk characteristics, and which carries a fixed rate of interest. The average duration of liabilities in this segment is higher by 0.17 years than the average duration of assets.

As part of the limitations on the rate of exposure to changes in interest rates, limitations were also set with respect to the change in the calculated value of the Bank's assets and liabilities in the event of a 1% change in interest in comparison with the accepted interest rates as at the date of the report.

Presented below are the limitations that were set by the Bank's Board of
Directors with respect to the maximum allowed amount of a net decline in value:

UNLINKED SEGMENT - a maximum decline in value of NIS 4 million.
CPI-LINKED SEGMENT - a maximum decline in value of NIS 18 million.
FOREIGN CURRENCY DENOMINATED/LINKED - a maximum decline in value of NIS 6 million.

                                       25

Presented below is the effect of the aforementioned changes on the calculated value of the assets and liabilities as at December 31, 2005 (in NIS millions):

SEGMENT                         INCREASE OF 1% IN INTEREST RATE            DECREASE OF 1% IN INTEREST RATE
-------                       -----------------------------------       -------------------------------------
                           DECREASE IN   DECREASE IN                 INCREASE IN    INCREASE IN
                             VALUE OF     VALUE OF     NET DECREASE    VALUE OF        VALUE OF    NET INCREASE
                              ASSETS     LIABILITIES     IN VALUE       ASSETS       LIABILITIES     IN VALUE
                              ------     -----------     --------       ------       -----------     --------

CPI-linked                     (23.7)       (12.1)        (11.6)         25.5            12.8          12.7
Foreign currency
 denominated or linked        (511.0)      (510.1)         (0.9)        568.3           568.0           0.3

In the unlinked segment the effect of a change of 1% in interest is insignificant and was therefore not included in the table.

The aforementioned calculation is based on the accepted calculations for measuring the average duration of assets, meaning the discounting of future cash flows, including interest that will accrue until maturity, or until the date the interest rate changes, whichever is earlier. The aforementioned calculation of the change in the value of assets and liabilities is only in respect of a given change in interest rates, without effects of the aforementioned change in interest rates on other factors (such as the forecasted rate of inflation, etc.).

It should be noted that the aforementioned calculation measures only the effect of the change in interest and does not relate to credit risks. The change in the calculated value of assets and liabilities in foreign currency as a result of a given change of 1% is high, as it is affected mainly by long-term credit in foreign currency from the deposit of the State and guaranteed by the State. The change affects both the assets and the liabilities and as shown the net differences are small.

The rate of the net changes in all the linkage segments is low in comparison with the volume of assets of the segment.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for asset and liability management, the Bank conducts transactions in financial derivatives.

As a result of the events in the second half of 2002, the Bank's activities in financial instruments were reduced to a minimum and at present they are mainly limited to forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing the Bank's position exposure.

LIQUIDITY MANAGEMENT - During 2003 the Bank of Israel issued a new procedure regarding liquidity management. In light of the credit line being arranged, the
Supervisor of Banks stated in his letter dated November 26, 2003 that the Bank is not required to implement part of the provisions of the aforementioned procedure.

OPERATING RISKS - The Bank takes various measures in order to reduce the operating risks to which the Bank may be exposed:

-    The Bank has appointed an operating risks manager and an operating risks controller.

-    The Bank operates a control system for locating operating risks in the
     Bank's operations.

-    The Bank prepares, by means of external professionals, periodic reviews of the operating risks to which it is exposed, including risks of embezzlement and fraud, and of the adequacy of the preventive and compensatory controls designed for reducing such risks. These reviews also provide, if necessary, recommendations for improvement and/or expansion of the existing controls and/or the implementation of new controls.

-    The Bank has a process for managing and monitoring implementation of the recommendations of the aforementioned risk reviews.

In accordance with directives of the Bank of Israel regarding risks of embezzlement and fraud, a team was established headed by the General Manager and including members of management, the Internal Auditor, the Operating Risks
Controller and those responsible over the computer field. The team periodically discusses the risks of embezzlement and fraud that were included in the operating risks review and the controls required in order to minimize these exposures.

                                       26

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

Mr. Yitzhak David is the Bank's internal auditor since November 1, 2002. Mr.
Yitzhak David is a Certified Internal Auditor (CIA), an auditor, and has a BA in economics and accounting from the Tel Aviv University.

The internal auditor is an employee of the Bank who is employed in a full time position and is administratively subordinate to the Chairman of the Board. In the reported period no employees were subordinated to him. The internal auditor uses the services of external auditing parties, who specialize in specific relevant areas such as: information systems auditing and auditing in banking areas, and they execute the internal audit of the Bank according to his instructions and under his supervision. In the reported period their work amounted to an average annual scope of 0.6 full-time positions.

The annual and multi-annual internal audit work plan of the Bank is prepared taking into account the requirements of the Bank of Israel and of the Supervisor of Banks and in accordance with professional standards, and is mainly based on:

-    Mapping risk points in the various activities of the Bank and assessing the level of risk of such activities (including exposure to embezzlement and fraud), on the basis of, inter alia, the risk reviews prepared by the Bank.

-    The Bank's work-plan.

-    The organizational structure of the Bank and the definition of roles in the various departments and units of the Bank, as provided in the Bank's procedures.

-    Findings of external auditing parties including - the Supervisor of Banks, the independent auditors and the State Controller.

-    The necessary frequency, as determined by the internal auditor, for auditing each audit area/issue, also taking into account the Bank's present special situation.

-    Additional auditing tasks requested by the Chairman of the Board, the
     Chairman of the Audit Committee and the General Manager.

The Bank's internal audit work plan was approved by the Board's Audit Committee, the Chairman of the Board and the plenary Board of Directors.

The Bank does not have significant holdings in other companies, other than in a subsidiary whose activity is immaterial compared to the activity of the Bank.
The internal audit work-plan refers to this company on the basis of the criteria described above.

The accepted professional standards and guidelines by which the internal auditor performs the audit are as follows:

-    Professional guidelines of the Bank of Israel, the Supervisor of Banks in proper banking procedure and provisions of the law including the Internal
     Audit Law - 1992.

-    Internal auditing ethics code and professional principles.

-    Professional internal auditing standards.

-    Professional guidelines of the Institute of Internal Auditors in Israel.

During the reported period the internal auditor submitted the following reports to the Chairman of the Board, the General Manager and the Chairman of the Audit
Committee:

-    Current audit reports, which include audit findings, conclusions and recommendations.

-    Periodic reports - quarterly reports which include a general review, reports regarding execution of the work-plan during the quarter compared to the original plan, and a list of all the audit documents that were issued during the quarter.

                                       27

-    An annual report which includes a summary of the audit activity during the reported year, reports on the principal findings and the recommendations in the various current reports that were issued (material findings), conclusions of the auditor from following up on the correction of deficiencies in the previous audit reports, recommendations that were not accepted by Management and recommendations the implementation of which are taking more time than reasonable. The report also includes the auditor procedure - definition of the internal auditor's responsibilities, authorities and manner of operation.

The current audit reports (together with minutes of the discussions held in respect thereto with the General Manager and other relevant parties in the Bank, which include decisions that were made and time schedules for their implementation), the quarterly reports and the annual report are discussed in the Audit Committee and after the discussion are submitted in a full or condensed form also to the Board of Directors.

During 2005 the internal auditor submitted 21 current audit reports to the
Chairman of the Board, the Chairman of the Audit Committee and the General
Manager. During 2005 the Audit Committee discussed 18 of the current audit reports and another 6 audit reports that were submitted in 2004. The rest of the audit reports will be discussed in the meetings of the Audit Committee subsequent to the publishing of the Bank's annual report.

During 2005 the internal auditor submitted 4 quarterly reports that were discussed on the following dates: February 28, 2005, May 29, 2005, October 31,
2005 and December 26, 2005, as well as an annual report that was discussed on
October 31, 2005.

The Bank's Board of Directors is of the opinion that the scope of the internal auditor's work-plan, and the nature and continuity of his work during the reported period are reasonable taking into consideration the present special situation of the Bank which is in a Run-Off process, and that they are sufficient for fulfilling the objectives of the internal audit in the Bank.

The internal auditor and anyone acting on his behalf have the authority to request and receive from all the Bank's employees and associated parties any information, including computerized information, documents and explanations that they consider to be necessary in order to perform their duty. Furthermore, the internal auditor and anyone acting on his behalf have free access to any asset of the Bank in order to examine it, including continuous and direct access to the Bank's information systems including financial data, as required in Section
9 of the Internal Audit Law - 1992.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law. With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure and it set up a system of internal control relating to the disclosure among the various managers of the
Bank, in such a way as to enable compliance with the requirement of this directive.

Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure. On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

In the fourth quarter ended December 31, 2005 there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

                                       28

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of
the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission (SEC)
announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. The implementation of Section
404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has begun to take steps for the implementation of Section 404. In accordance with a directive that was published by the Supervisor of Banks on December 5, 2005, requirements similar to those included in Section 404 of the Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the financial statements for 2008.

APPOINTMENT OF EXTERNAL DIRECTORS

In accordance with the Companies Law - 1999, a public company has to have at least two external directors, who will be appointed by the general meeting, and at least one of whom will have accounting and financial expertise and the others will have professional skills, according to the definition of these terms in the aforementioned law. In accordance with the Bank's articles, the Bank's directors are appointed by the holders of the Bank's ordinary A shares, with each 1,015 shares granting the right to appoint one director. The directors thus appointed are entitled to appoint another director, who when appointed will serve as the
Chairman of the Board. In accordance with an agreement from July 31, 2001 between the three large banking groups that hold approximately half of the rights to appoint directors, one of the two external directors the Bank is required to appoint will be appointed by the general meeting of the Bank on account of their rights to appoint directors, in rotation among them and subject to certain conditions. The agreement also provides that the group whose turn it is to enable the appointment of the external director on account of its rights to appoint directors, will be the one to recommend the external director candidate and the other groups will provide their support in the general meeting to the candidate so recommended. In accordance with a Government decision from
March 4, 2001, the Government of Israel, which holds approximately half of the rights to appoint directors, decided that (subject to certain conditions)
another external director of the two the Bank is required to appoint will be a candidate that it proposes and who will be appointed by the general meeting on account of its rights to appoint directors of the Bank. On December 25, 2005 the term of the Bank's two external directors, E. Green and E. Brunfeld, ended, and since then no external directors were appointed in their place. At its meeting on February 27, 2006 the Bank's Board of Directors decided, after having received names of candidates for external directors and after the Bank of Israel gave its approval to the appointments pursuant to Section 11A of the Banking
Ordinance - 1941, to convene a general meeting on March 22, 2006, which will discuss also the appointment of E. Green and A. Hildesheimer as external directors of the Bank.

                                       29

DIRECTORS HAVING ACCOUNTING AND FINANCIAL SKILLS/EXPERTISE

The Bank of Israel has instructed the banks to implement (with the changes and adjustments specified by him) a directive that had been issued by the Securities
Authority in 2003 regarding the report relating to directors having accounting and financial skills, as well as the clarifications that were issued to this directive. According to the directive of the Securities Authority and the instructions of the Bank of Israel, a bank has to determine the minimum number of directors having accounting and financial skills that should serve on the bank's board of directors, the audit committee and the balance sheet committee, with "a director having accounting and financial skills" being a director that does not hold any other position in the company and due to his education, experience or qualifications, has high skills and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the board of directors issues and questions relating to the financial reporting of the company, with the objective of approving and publishing fair financial statements.

During 2005 Amendment No. 3 to the Companies Law - 1999 was passed, by which, inter alia, a public company will have at least one external director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 [Companies Regulations (Conditions and
Criteria for a Director having Accounting and Financial Expertise and a Director having Professional Ability) - 2005] and it is essentially the same as the definition of "accounting and financial skills" (other than its not including a threshold condition of not holding an additional position in the company).

The Bank implements both the directive of the Securities Authority regarding directors having accounting and financial skills as instructed by the Bank of
Israel and the provisions of the Companies Law - 1999 and aforementioned amendments with respect to directors having accounting and financial expertise
(with the exclusion of external directors not having being appointed as at the date of approval of these financial statements, February 27, 2006, in place of those whose service ended on December 25, 2005). The Bank's Board of Directors has decided that the appropriate minimum number of directors having accounting and financial skills/expertise that should serve on the Bank's Board of
Directors is two, being of the opinion that in light of the significant decrease in the volume of activities of the Bank, the reduction in the lines of operation in which it is engaged and the focusing on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the law and the Bank's Articles of Association, and in particular in relation to the examination of the financial position of the Bank and the preparation and approval of its financial statements

The Bank's Board of Directors also decided that the appropriate minimum number of these directors on the audit committee and the balance sheet committee is one. As at the date of approval of these financial statements (February 27,
2006), the Bank has eight directors with accounting and financial skills/expertise on its Board of Directors. It has two such directors on the audit committee and four such directors on the balance sheet committee. The directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Balance Sheet Committee. He has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan Cohen also serves as a director of Trans Clal Trade Ltd. (member of the Balance Sheet
Committee) and of Phoenix Insurance Company Ltd. (Chairman of the Audit
Committee).

A. OLSHANSKY: Bachelor of Economics of the Hebrew University. Served in the past in various positions in Bank Hapoalim, including VP, Deputy CEO and joint CEO.
Acted as CEO of Gmul Investment Company Ltd. (central management company of pension funds). Served as Chairman of the Board of Clal (Israel) Ltd. that operated companies in the insurance, industry, commerce and construction fields.
Served and is serving as a director in various companies. Engages in financial and economic consulting.

                                       30

Y. EIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank.

S. ESHBOL: Member of the Audit Committee and the Balance Sheet Committee.
Bachelor of Accounting with secondary courses in financing from the Michlalah
Leminhal. An academic degree in law from the Herzliya Interdisciplinary Center.
CPA and lawyer. In the past engaged in accounting and for several years practicing law. As part of her legal practice is engaged in commercial and financial fields. Served as director of other companies.

H. ASHKENAZY: Bachelor of Economics, Law and Political Science from the Hebrew
University. Master of Public Administration from the Social Sciences Institute of the Netherlands. Served in a series of executive duties in the government, public and private sectors, including the position of Director General of a government office. Licensed to practice law and the head of a law firm specializing in corporate law and investments. Acted and is acting as director and board chairman of companies engaged in industry, construction and hi-tech.
Served for three years (1999-2002) as Chairman of the Audit Committee of the
Bank.

M. GAVISH: Member of the Balance Sheet Committee. Bachelor of Economics and Law
and Master of Business Administration from the Hebrew University. Served as
Commissioner of the Income Tax and Property Tax Authority and as CEO of
Mercantile Discount Bank. Served in the past and is serving as chairman of the finance committees of various entities. Served and is serving as director of companies and acts as CEO of companies and as a consultant.

B. DAGAN: Member of the Balance Sheet Committee. Bachelor of Economics,
Political Science and Public Administration of the Hebrew University and courses in business administration. Served as a counselor for small businesses, manager of a division in the Ministry of Trade and Industry and manager of the imports and exports financing department of the Ministry of Finance. Served as a director of a number of companies.

R. ARMON: Bachelor of Political Science, studied business administration at the
Hebrew University. Law degree from the Frahon University of Bucharest. Served in the past as Deputy CEO of Bank Hapoalim and in charge of credits in that bank, served as Deputy CEO and Chairman of the Board of Gmul Investment Company Ltd.
(central management company of pension funds). Served as director and Chairman of the Board of various companies, serves as director of the Bank since 1967
(not continuously), including as Chairman of the Loan Committee of the Board.

                                       31

ORGANIZATIONAL STRUCTURE AND MANPOWER

The Bank's activities are conducted by means of a number of departments that are directly subordinated to the Bank's General Manager as follows:

-    A business department that engages in collecting the credit that was granted to the customers of the Bank.

-    An accounting department that is responsible, inter alia, for the financial reports.

-    An operations department that is responsible for human resources, organization, administration, operation of banking services, the information technology of the outsourced computer services of the Bank and the preparation of profitability surveys for Government offices.

-    The legal counsel and the legal department.

The number of full-time employees employed by the Bank as at December 31, 2005 was 53, compared with 62 on December 31, 2004 and 156 employees on December 31,
2002. The number of the Bank's employees as at December 31, 2005 is 34% of the number that was employed by the Bank on December 31, 2002. The decrease in the number of employees increases the dependence of the Bank on the remaining staff.

REMUNERATION OF THE AUDITORS (IN NIS THOUSANDS)

                                        2005          2004
                                       -----         -----

For audit services (1)                   556           760
For audit related services (2)           522         1,035
                                       -----         -----

Total auditors' fees                   1,078         1,795
                                       =====         =====

(1)  Includes the audit of the financial statements, review of interim financial statements and audit of tax reports.

(2)  Audit services of the financial statements that were included in the report to the SEC in the U.S.A.

                                       32

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2005
Reported amounts (in NIS thousands)

                                                       SEVERANCE PAY,       SUPPLEMENTARY
                                                       PROVIDENT FUND,       AMOUNTS WITH         TOTAL           LOANS GRANTED AT PREFERENTIAL TERMS (2)
                                                      PENSION, NATIONAL    RESPECT TO SALARY     SALARIES      ---------------------------------------------  LOANS
                                                         INSURANCE,        RELATED BENEFITS     AND RELATED     BALANCE                        BENEFIT       GRANTED
                                                      FURTHER EDUCATION     RESULTING FROM     BENEFITS NOT      AS AT           AVERAGE       GRANTED        UNDER
                                                        ALLOWANCE AND      CHANGES IN SALARY     INCLUDING      DECEMBER          TERM        DURING THE      REGULAR        OTHER
NAME                                      SALARY       VACATION PAY (1)     DURING THE YEAR     PAYROLL TAX     31, 2005         (YEARS)         YEAR          TERMS        BENEFITS
--------------------------------------- ----------- ---------------------- ------------------- --------------- ------------- --------------- --------------- ------------ ---------------

Cohen Raanan                                   595                    186                   -             781             -               -               -            -              45
Galili Uri                                     704                    185                   -             889             -               -               -            -              37
Savir Arieh                                    602                    130                   8             740             -               -               -            -              35
Dekel Nathan                                   581                    230                   -             811            51             1.3             2.8           51              26
Shmaya Rimon                                   575                    259                   -             834            30             1.1             1.6           30              33

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2004
Reported amounts (in NIS thousands)

                                                       SEVERANCE PAY,       SUPPLEMENTARY
                                                       PROVIDENT FUND,       AMOUNTS WITH         TOTAL           LOANS GRANTED AT PREFERENTIAL TERMS (2)
                                                      PENSION, NATIONAL    RESPECT TO SALARY     SALARIES      ---------------------------------------------  LOANS
                                                         INSURANCE,        RELATED BENEFITS     AND RELATED     BALANCE                        BENEFIT       GRANTED
                                                      FURTHER EDUCATION     RESULTING FROM     BENEFITS NOT      AS AT           AVERAGE       GRANTED        UNDER
                                                        ALLOWANCE AND      CHANGES IN SALARY     INCLUDING      DECEMBER          TERM        DURING THE      REGULAR        OTHER
NAME                                      SALARY       VACATION PAY (1)     DURING THE YEAR     PAYROLL TAX     31, 2004         (YEARS)         YEAR          TERMS        BENEFITS
--------------------------------------- ----------- ---------------------- ------------------- --------------- ------------- --------------- --------------- ------------ ---------------

Cohen Raanan                                   577                    176                   -             753             -               -               -            -              37
Galili Uri                                     687                    182                   -             869             -               -               -            -              31
Savir Arieh                                    591                    174                   -             765             -               -               -            -              29
Dekel Nathan                                   564                    216                   -             780            75             1.7               4           75              25
Shmaya Rimon                                   558                    189                   -             747            42             1.6               2           42              25

(1)  Including provisions/payments of long service bonus and provisions for unutilized sick leave benefits.

(2)  The loans are linked to the CPI and are non-interest bearing.

                                       33

MEMBERS OF MANAGEMENT OF THE BANK

FOLLOWING ARE THE MEMBERS OF MANAGEMENT AND THEIR DUTIES:

GALILI URI                 General Manager

SAVIR ARIEH                Deputy CEO, Credit Supervisor

DEKEL NATHAN               Operations Manager

SHMAYA RIMON               Comptroller

================================================================================

WARZAGER MICHAEL           Legal Counsel

DAVID YITZHAK              Internal Auditor

ATLAS NATAN                General Secretary

SOMEKH CHAIKIN             Auditors

                                       34

THE BOARD OF DIRECTORS OF THE BANK

Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

DR. COHEN RAANAN            Education - University.
RAMAT GAN                   Chairman of the Board of Directors of the Bank.
                            Director: Oil Refineries Ltd. (until February 8, 2006), Phoenix Insurance Company Ltd.,
                            Trans Clal Trade Ltd., Japanauto Motor Vehicles Ltd.

OLSHANSKY AVI               Education - University. Economic and financial consultant, project promotion and
TEL-AVIV                    development.
                            Chairman of A. Olshenski Consultancy Ltd.
                            Director of the following companies:  Azorim Investment Development & Construction Company
                            Ltd.  Camel Grinding Wheels Sarid Ltd. - Kibbutz Sarid Kibbutz Zoraa - the business sector, Active Systems Ltd., Asif Provident Funds Management Company Ltd.

AIZNER YACOB                Education - University. Real estate development.
JERUSALEM                   Director of Sadot Binyamina Ltd.

ESHBOL SHULAMIT             Attorney and CPA.
ZICHRON YAAKOV

ASHKENAZY HILLEL            Attorney.
JERUSALEM                   Director of the following companies: Aman Holdings Ltd. (Systems and Assets Ltd.), C.D.I.
                            Systems (1992) Ltd., Hanan (Management and Assets) Ltd.

BEINISCH YEHESKEL           Attorney.
JERUSALEM

GAVISH MOSHE                Attorney and Manager of companies.
TEL-AVIV                    Director of the following companies: Ma'alot, Bituach Yashir, Afikim Hashkaot G.G. (2000)
                            Ltd., Innoventions, Allium Ltd.

ARMONN RICHARD              Education - University.
TEL-AVIV                    Chairman of the Israel-Romania Chamber of Commerce and Industry.
                            Director: Elhana Ltd. and various companies associated with Romania.

DAGAN BEN-ZION              Education - University.
JERUSALEM

During 2005, the Board of Directors held 12 plenum meetings while its subcommittees held 25 meetings. The Board committees are as follows: Audit
Committee, Loans Committee, Administration Committee and Balance Sheet
Committee.

The Board of Directors wishes to thank the Bank's management and employees for achieving targets and for their contribution to the Bank's accomplishments in successfully implementing the Run-Off plan.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, February 27, 2006

                                       35

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS OF THE
BANK
--------------------------------------------------------------------------------

The following tables provide multi-period data on the development of the Bank's business position and the results of its operations:

                                    CONTENTS

                                                                                        EXHIBIT

Balance sheets - Multi-period data as at end of the years 2001 - 2005                      A

Statements of income - Multi-period data for the years 2001 - 2005                         B

Rates of financing income and expenses                                                     C

Analysis of exposure to fluctuations in interest rates                                     D

Overall risk of credit to the public - by economic sectors                                 E

Multi-quarter data 2004 - 2005 - Condensed quarterly balance sheets for 2004 and 2005      F

Condensed quarterly statements of income for 2004 and 2005                                 G

                                       36

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A

BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2001 - 2005

                                                             AS AT DECEMBER 31
                                   --------------------------------------------------------------------------
                                     2005            2004            2003             2002             2001
                                   --------        --------        --------         --------         --------
                                                               AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION ACCORDING
                                        REPORTED AMOUNTS                   TO THE CPI OF DECEMBER 2003
                                   ------------------------        ------------------------------------------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                   --------        --------        --------         --------         --------

ASSETS
Cash and deposits
 with banks                            72.9           117.9           143.9            243.6            725.2
Securities                             63.2            60.0            85.4             71.6            238.1
Credit to the public                7,680.7         7,993.4         9,189.6         10,908.1         12,223.3
Credit to governments                  59.0            72.7           105.2            188.1            237.9
Investment in affiliates                  -               -               -              0.9              1.4
Fixed assets                            1.2             1.9             4.7             10.2             12.9
Other assets                           15.6            26.0            28.2             51.8            204.1
Perpetual deposits
 with the Israeli Treasury            828.2           806.5           799.3            799.9            798.5
                                   --------        --------        --------         --------         --------

Total assets                        8,720.8         9,078.4        10,356.3         12,274.2         14,441.4
                                   ========        ========        ========         ========         ========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits of the public                178.2           405.3           620.0          1,291.4          4,346.4
Deposits of banks                   1,048.8         1,428.0         2,172.7          2,470.6            909.2
Deposits of the
 Government                         6,883.0         6,654.6         6,949.3          7,711.5          7,836.8
Debentures and
 capital notes                         26.9            25.3            28.2             35.2             35.2
Perpetual deposit                       0.1             0.1             0.1              0.1              0.1
Other liabilities                      56.4            56.8            76.2            156.2            276.0
                                   --------        --------        --------         --------         --------

Total liabilities                   8,193.4         8,570.1         9,846.5         11,665.0         13,403.7
                                   --------        --------        --------         --------         --------

Non-participating
 shares                               330.3           309.1           314.2            333.5            331.1
Shareholders' equity                  197.1           199.2           195.6            275.7            706.6
                                   --------        --------        --------         --------         --------

Total liabilities and
 shareholders' equity               8,720.8         9,078.4        10,356.3         12,274.2         14,441.4
                                   ========        ========        ========         ========         ========

                                       37

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT B

STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2001 - 2005

                                                                 AS AT DECEMBER 31
                                         ---------------------------------------------------------------
                                          2005          2004          2003           2002           2001
                                         -----         -----         -----          -----          -----
                                                                               AMOUNTS ADJUSTED TO THE EFFECT OF
                                                                                   INFLATION ACCORDING TO THE
                                                   REPORTED AMOUNTS                 CPI OF DECEMBER 2003
                                         ---------------------------------          --------------------
                                      NIS MILLIONS NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                         -----         -----         -----          -----          -----

Profit from financing
 operations before allowance
 for doubtful debts                       61.6          66.2          70.1           79.5          164.0
Allowance for doubtful debts              44.2          70.2         129.8          401.8          124.5
                                         -----         -----         -----          -----          -----
Profit (loss) from financing
 operations after allowance
 for doubtful debts                       17.4          (4.0)        (59.7)        (322.3)         39.5
                                         -----         -----         -----          -----          -----

OPERATING AND OTHER INCOME -
Operating commissions                      2.2           4.1           6.5           12.3           15.3
Gains (losses) from
 investments in shares                    11.3          41.5          10.3           (4.2)           2.2
Other income                               4.7           4.6           5.5            4.1            4.3
                                         -----         -----         -----          -----          -----
Total operating and other income          18.2          50.2          22.3           12.2           21.8
                                         -----         -----         -----          -----          -----

OPERATING AND OTHER EXPENSES -
Salaries and related expenses             18.2          19.7          33.7           49.7           57.6
Expenses (income) in respect of
 employee retirement                       5.5          (0.8)         (1.5)          35.7              -
Maintenance and depreciation
 of premises and equipment                 3.8           5.7          11.8           14.7           16.4
Other expenses                            16.5          20.4          20.7           19.7           19.0
                                         -----         -----         -----          -----          -----
Total operating and other                 44.0          45.0          64.7          119.8           93.0
                                         -----         -----         -----          -----          -----
expenses

Operating profit (loss)
 before taxes on income                   (8.4)          1.2        (102.1)        (429.9)         (31.7)
Erosions and adjustments*                    -             -          (4.5)             -              -
                                         -----         -----         -----          -----          -----
Operating profit (loss)
 before taxes on income                   (8.4)          1.2     ** (106.6)        (429.9)         (31.7)
Taxes on income (tax benefit)                -             -     **   (2.7)          (0.4)           0.3
                                         -----         -----         -----          -----          -----
Operating profit (loss) after
 taxes on income                          (8.4)          1.2     ** (103.9)        (429.5)         (32.0)
OTHER ITEMS
Special income from the
 Israeli Treasury                            -             -             -            6.4           14.9
Share in losses of
 affiliates net of related taxes             -             -     **   (0.4)          (0.5)          (3.3)
Capital gain (loss), net                     -           0.2     **   (0.1)           0.1              -
                                         -----         -----         -----          -----          -----
Total other items                            -           0.2     **   (0.5)           6.0           11.6
                                         -----         -----         -----          -----          -----
NET EARNINGS (LOSS) FOR THE YEAR          (8.4)          1.4     ** (104.4)        (423.5)         (20.4)
                                         =====         =====         =====          =====          =====
NET EARNINGS (LOSS) PER AN
AMOUNT EQUAL TO $1 OF THE PAR
 VALUE OF -
                                          NIS           NIS           NIS            NIS            NIS
                                         -----         -----         -----          -----          -----
"C" "CC" and "CC1"
 preference shares                       (0.14)         0.02         (1.79)         (7.23)         (0.27)
"A" ordinary shares                      (0.14)         0.02         (1.79)         (7.37)         (0.62)
Preferred ordinary shares                (0.14)         0.02         (1.79)         (7.37)         (0.54)

*    Erosions and adjustments to the effect of inflation according to the CPI of
     December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

**   Amounts adjusted to the effect of inflation according to the CPI of
     December 2003.

                                       38

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT C

RATES OF FINANCING INCOME AND EXPENSES (1)
Reported amounts

                                                                                    2005                                                          2004
                                                           -------------------------------------------------------        ---------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME                                RATE OF INCOME RATE OF INCOME
                                                                          FINANCING      (EXPENSES)      (EXPENSES)                      FINANCING     (EXPENSES)    (EXPENSES)
                                                           AVERAGE         INCOME       NOT INCLUDING     INCLUDING       AVERAGE          INCOME     NOT INCLUDING  INCLUDING
                                                         BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES     BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES
                                                           -------         -------          -------        -------        -------         -------        -------       -------
                                                                 NIS MILLIONS                  %              %                 NIS MILLIONS                %             %
                                                           -----------------------          -------        -------        -----------------------        -------       -------

ISRAELI CURRENCY - UNLINKED
Assets                                                       618.9            34.1             5.51                         942.4            64.2           6.81
Effect of derivatives ALM (3)                                288.4            11.6                                          524.3            34.4
                                                           -------         -------                                        -------         -------
Total assets                                                 907.3            45.7                            5.04        1,466.7            98.6                         6.72
Liabilities                                                1,335.7           (48.5)           (3.63)         (3.63)       1,946.6           (83.4)         (4.28)        (4.28)
                                                                                            -------        -------                                       -------       -------
Interest margin                                                                                1.88           1.41                                          2.53          2.44
                                                                                            -------        -------                                       -------       -------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                       695.6            56.2             8.08           8.08          974.5            63.1           6.48          6.48
Liabilities                                                  479.2           (26.3)           (5.49)                        617.5           (25.5)         (4.13)
Effect of derivatives ALM (3)                                 92.3            (4.2)                                         194.4            (8.9)
                                                           -------         -------                                        -------         -------
Total liabilities                                            571.5           (30.5)                          (5.34)         811.9           (34.4)                       (4.24)
                                                                                            -------        -------                                       -------       -------
Interest margin                                                                                2.59           2.74                                          2.35          2.24
                                                                                            -------        -------                                       -------       -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                     6,775.0           898.6            13.26                       7,160.8           402.0           5.61
Effect of derivatives ALM (3)                                 57.2             7.1                                          127.2            16.9
                                                           -------         -------                                        -------         -------
Total assets                                               6,832.2           905.7                           13.26        7,288.0           418.9                         5.75
Liabilities                                                6,519.8          (884.6)          (13.57)                      6,759.3          (375.4)         (5.55)
Effect of derivatives ALM (3)                                253.3           (11.9)                                         457.1           (38.0)
                                                           -------         -------                                        -------         -------
Total liabilities                                          6,773.1          (896.5)                         (13.24)       7,216.4          (413.4)                       (5.73)
                                                                                            -------        -------                                       -------       -------
Interest margin                                                                               (0.31)          0.02                                          0.06          0.02
                                                                                            -------        -------                                       -------       -------

TOTAL
Monetary assets generating income                          8,089.5           988.9            12.22                       9,077.7           529.3           5.83
Effect of derivatives ALM (3)                                345.6            18.7                                          651.5            51.3
                                                           -------         -------                                        -------         -------

Total monetary assets                                      8,435.1         1,007.6                           11.95        9,729.2           580.6                         5.97
Monetary liabilities generating financing expenses         8,334.7          (959.4)          (11.51)                      9,323.4          (484.3)         (5.19)
Effect of derivatives ALM (3)                                345.6           (16.1)                                         651.5           (46.9)
                                                           -------         -------                                        -------         -------
Total liabilities                                          8,680.3          (975.5)                         (11.24)       9,974.9          (531.2)                       (5.33)
                                                                                            -------        -------                                       -------       -------
Interest margin                                                                                0.71           0.71                                          0.64          0.64
                                                                                            -------        -------                                       -------       -------

See page 41 for footnotes relating to rates of financing income and expenses

                                       39

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                    2005                                                          2004
                                                           -------------------------------------------------------        ---------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME                                RATE OF INCOME RATE OF INCOME
                                                                          FINANCING      (EXPENSES)      (EXPENSES)                      FINANCING     (EXPENSES)    (EXPENSES)
                                                           AVERAGE         INCOME       NOT INCLUDING     INCLUDING       AVERAGE          INCOME     NOT INCLUDING  INCLUDING
                                                         BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES     BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES
                                                           -------         -------          -------        -------        -------         -------        -------       -------
                                                                 NIS MILLIONS                  %              %                 NIS MILLIONS                %             %
                                                           -----------------------          -------        -------        -----------------------        -------       -------

In respect of options                                                         (0.8)                                                           0.6
Financing commissions and other financing income                              41.5                                                           27.8
Other financing expenses                                                     (11.2)                                                         (11.6)
                                                                           -------                                                        -------
Profit from financing operations before allowance
for doubtful debts                                                            61.6                                                           66.2
Allowance for doubtful debts (including general
 and supplementary  allowances)                                              (44.2)                                                         (70.2)
                                                                           -------                                                        -------

Profit (loss) from financing operations after
 allowance for doubtful debts                                                 17.4                                                           (4.0)
Other monetary assets                                        852.6                                                          852.9
General and supplementary allowances for
 doubtful debts                                              (65.6)                                                         (76.8)

Non-monetary assets                                           63.5                                                           74.3
                                                           -------                                                        -------
Total assets                                               8,940.0                                                        9,928.1
                                                           =======                                                        =======

Other monetary liabilities                                    87.6                                                           90.3
Non-monetary liabilities                                       2.6                                                            1.8
Capital resources                                            515.1                                                          512.6
                                                           -------                                                        -------

Total liabilities and capital resources                    8,940.0                                                        9,928.1
                                                           =======                                                        =======

See page 41 for footnotes relating to rates of financing income and expenses

                                       40

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                    2005                                                          2004
                                                           -------------------------------------------------------        ---------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME                                RATE OF INCOME RATE OF INCOME
                                                                          FINANCING      (EXPENSES)      (EXPENSES)                      FINANCING     (EXPENSES)    (EXPENSES)
                                                           AVERAGE         INCOME       NOT INCLUDING     INCLUDING       AVERAGE          INCOME     NOT INCLUDING  INCLUDING
                                                         BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES     BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES
                                                           -------         -------          -------        -------        -------         -------        -------       -------
                                                                  $ MILLIONS                   %              %                  $ MILLIONS                 %             %
                                                           -----------------------          -------        -------        -----------------------        -------       -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                     1,512.9           102.4             6.77                       1,595.1           104.8           6.57
Effect of derivatives ALM (3)                                 13.0             1.6                            6.82           28.3             0.2
                                                           -------         -------                                        -------         -------
Total assets                                               1,525.9           104.0                                        1,623.4           105.0                         6.47
Liabilities                                                1,455.7          (100.3)           (6.89)                      1,505.7          (102.2)         (6.79)
Effect of derivatives ALM (3)                                 57.1            (2.7)                                         101.8            (0.6)
                                                           -------         -------                                        -------         -------
Total liabilities                                          1,512.8          (103.0)                          (6.81)       1,607.5          (102.8)                       (6.40)
                                                                                            -------        -------                                       -------       -------
Interest margin                                                                               (0.12)          0.01                                         (0.22)         0.07
                                                                                            -------        -------                                       -------       -------

Full data of rates of income and expenses per segment, according to balance sheet classification, are available on request.

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which income (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

                                       41

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW (CONT'D)
--------------------------------------------------------------------------------

                                                                       EXHIBIT D

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2005
Reported amounts

                                                                                        DECEMBER 31, 2005                                                             DECEMBER 31, 2004
                                 ---------------------------------------------------------------------------------------------------------------------------------     ----------------
                                   ON       FROM        FROM      FROM        FROM                   FROM                 WITHOUT
                                  DEMAND    ONE TO    THREE TO   ONE TO     THREE TO     FROM       TEN TO      OVER        FIXED               INTERNAL              INTERNAL
                                AND UP TO   THREE      TWELVE     THREE       FIVE      FIVE TO     TWENTY     TWENTY     MATURITY               RATE OF    AVERAGE   RATE OF    AVERAGE
                                ONE MONTH   MONTHS     MONTHS     YEARS       YEARS    TEN YEARS     YEARS      YEARS       DATE *    TOTAL       RETURN    DURATION   RETURN    DURATION
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------       ----       ----     ----        ----
                                                                                 NIS millions                                                       %         YEARS     %          YEARS
                                 -----------------------------------------------------------------------------------------------------------       ----       ----     ----        ----
ISRAELI CURRENCY - UNLINKED
Total assets                       424.7       0.2       21.6        4.3           -          -           -          -           -     450.8       6.51       0.11     7.06        0.12
Total liabilities                1,121.2       0.7       14.7          -           -          -           -          -         0.1   1,136.7       4.54       0.08     3.80        0.09
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------       ----       ----     ----        ----
Difference                        (696.5)     (0.5)       6.9        4.3           -          -           -          -        (0.1)   (685.9)      1.97       0.03     3.26        0.03
Effect of future transactions      151.0      10.3       19.5          -           -          -           -          -           -     180.8
Exposure to interest rate
fluctuations                      (545.5)      9.8       26.4        4.3           -          -           -          -        (0.1)   (505.1)
Segment cumulative exposure       (545.5)   (535.7)    (509.3)    (505.0)     (505.0)    (505.0)     (505.0)    (505.0)     (505.1)   (505.1)
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                        25.0      19.9      110.7      223.6       112.9      114.2        39.5          -       828.2   1,474.0       5.20       3.45     5.38        3.61
Total liabilities                   15.2      21.3       97.9      133.1        88.0      115.3         1.9          -           -     472.7       2.68       3.29     2.74        3.50
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------       ----       ----     ----        ----
Difference                           9.8      (1.4)      12.8       90.5        24.9       (1.1)       37.6          -       828.2   1,001.3       2.52       0.16     2.64        0.11
Effect of future transactions      (15.1)    (10.3)     (19.5)         -           -          -           -          -           -     (44.9)
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------
Exposure to interest rate
fluctuations                        (5.3)    (11.7)      (6.7)      90.5        24.9       (1.1)       37.6          -       828.2     956.4
Segment cumulative exposure         (5.3)    (17.0)     (23.7)      66.8        91.7       90.6       128.2      128.2       956.4     956.4
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                       123.0     193.4      542.6    1,158.7       989.3    1,917.3     1,807.4          -           -   6,731.7       7.13       6.75     7.13        6.87
Total liabilities                   12.0     172.4      510.6    1,162.8       993.0    1,918.5     1,812.9          -           -   6,582.2       7.10       6.92     7.10        6.90
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------       ----       ----     ----        ----
Difference                         111.0      21.0       32.0       (4.1)       (3.7)      (1.2)       (5.5)         -           -     149.5       0.03      (0.17)    0.03       (0.03)
Effect of future transactions     (135.9)        -          -          -           -          -           -          -           -    (135.9)
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------
Exposure to interest rate
fluctuations                       (24.9)     21.0       32.0       (4.1)       (3.7)      (1.2)       (5.5)         -           -      13.6
Segment cumulative exposure        (24.9)     (3.9)      28.1       24.0        20.3       19.1        13.6       13.6        13.6      13.6
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                     572.7     213.5      674.9    1,386.6     1,102.2    2,031.5     1,846.9          -       828.2   8,656.5       6.77       5.84     6.82        5.08
Total liabilities                1,148.4     194.4      623.2    1,295.9     1,081.0    2,033.8     1,814.8          -         0.1   8,191.6       6.49       5.76     6.19        4.68
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------       ----       ----     ----        ----
Difference                        (575.7)     19.1       51.7       90.7        21.2       (2.3)       32.1          -       828.1     464.9       0.28       0.08     0.63        0.40
Exposure to interest rate
fluctuations                      (575.7)     19.1       51.7       90.7        21.2       (2.3)       32.1          -       828.1     464.9
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------
Cumulative exposure               (575.7)   (556.6)    (504.9)    (414.2)     (393.0)    (395.3)     (363.2)    (363.2)      464.9     464.9
                                 -------    ------     ------    -------     -------    -------     -------     ------      ------   -------

General notes -

1.   The data classified according to maturity date, presented above, represent the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2.   The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

3.   The table does not include the effect of early repayments.

*    The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.

**   Including shares, which are stated in the "without fixed maturity date"
     column.

                                       42

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT E

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS
Reported amounts

                                                                    DECEMBER 31, 2005                                                      DECEMBER 31, 2004
                                             ---------------------------------------------------------------        ------------------------------------------------------------------
                                                                                        ANNUAL                                                                   ANNUAL
                                                                                      EXPENSE FOR                                                              EXPENSE FOR
                                                          OFF-BALANCE  TOTAL RISK OF  THE SPECIFIC   BALANCE OF     BALANCE      OFF-BALANCE  TOTAL RISK OF    THE SPECIFIC   BALANCE OF
                                          BALANCE SHEET   SHEET CREDIT  CREDIT TO    ALLOWANCE FOR  PROBLEMATIC      SHEET       SHEET CREDIT   CREDIT TO      ALLOWANCE FOR PROBLEMATIC
                                          CREDIT RISK(1)     RISK(2)      PUBLIC     DOUBTFUL DEBTS    DEBTS(3)   CREDIT RISK(1)    RISK(2)       PUBLIC       DOUBTFUL DEBTS  DEBTS(3)
                                             -------          -----      -------         -----         -----        -------          -----        -------           ----       -------
                                                                       NIS MILLIONS                                                             NIS MILLIONS
                                             ---------------------------------------------------------------        ------------------------------------------------------------------

Agriculture                                     12.3            0.3         12.6             -          10.0           14.9            0.3           15.1            0.7          10.6
Industry                                       462.4           45.6        508.0          15.5         304.9          595.4           53.5          649.6           29.8         331.4
Construction and real estate                   291.0           33.8        324.8          31.7         247.9          447.3           84.2          532.7           24.3         395.1
Electricity                                  6,549.7            1.7      6,551.4          19.0          42.5        6,341.9            4.6        6,346.8            2.6          86.1
Commerce                                        42.9            5.9         48.8           2.5          32.3           65.7            9.5           75.2            4.2          32.8
Restaurants and hotels                          15.2            2.4         17.6           0.9          13.0           42.3            2.5           46.4            0.5          35.1
Transport and storage                           27.1              -         27.1           0.1           7.5           32.4              -           32.4              -           0.2
Communications and computer services             8.4              -          8.4           1.3           7.6           44.2            0.1           45.5           (0.5)         18.8
Financial services                             114.5          100.9        215.4         (17.7)         45.6          159.8           98.0          253.5            4.7          83.1
Other business services                         92.0            3.4         95.4           3.4          46.5          127.3            2.3          129.4           10.6          43.3
Public and community services                  119.0            1.2        120.2          (0.5)         40.8          184.9            1.2          186.1            1.1          88.8
Private households                               6.4              -          6.4              -          0.5            9.7              -            9.7            1.1           0.8
                                             -------          -----      -------         -----         -----        -------          -----        -------           ----       -------
Total                                        7,740.9          195.2      7,936.1          56.2         799.1        8,065.8          256.2        8,322.4           79.1       1,126.1
                                             =======          =====      =======         =====         =====        =======          =====        =======           ====       =======

Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)          254.2            3.0        257.2          (1.5)        119.1          291.5            5.6          297.1           (1.8)        124.7
Local authorities and entities
controlled by them                               9.9              -          9.9             -             -           22.5              -           22.5              -           1.9

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                       43

                                                                         Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
----------------------------------------------------------------------------------------------------------------------
                                                                                                             EXHIBIT F

CONDENSED QUARTERLY BALANCE SHEETS FOR 2004 AND 2005
Reported amounts

YEAR                                                                           2005                                                            2004
                                                     --------------------------------------------------------        ---------------------------------------------------------
QUARTER                                                  1               2               3               4               1                2               3               4
                                                     --------        --------        --------        --------        --------         --------        --------        --------
                                                                            NIS MILLIONS                                                    NIS MILLIONS
                                                     --------------------------------------------------------        ---------------------------------------------------------

ASSETS
Cash and deposits with banks                            135.3           173.6            79.7            72.9           110.5            143.8           110.4           117.9
Securities                                               66.1            62.5            63.6            63.2            79.7             75.4            65.7            60.0
Credit to the public                                  7,846.1         7,969.8         7,820.1         7,680.7         9,117.5          8,801.7         8,519.5         7,993.4
Credit to governments                                    66.4            63.5            63.0            59.0            98.3             88.0            84.2            72.7
Fixed assets                                              1.6             1.3             1.2             1.2             3.8              2.9             2.3             1.9
Other assets                                             25.0            12.2            11.1            15.6            24.8             21.3            26.2            26.0
Perpetual deposits with the Israeli Treasury            804.1           810.5           821.7           828.2           797.7            808.9           808.9           806.5
                                                     --------        --------        --------        --------        --------         --------        --------        --------
Total assets                                          8,944.6         9,093.4         8,860.4         8,720.8        10,232.3          9,942.0         9,617.2         9,078.4
                                                     ========        ========        ========        ========        ========         ========        ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                  344.5           308.3           255.3           178.2           571.8            525.6           509.7           405.3
Deposits of banks                                     1,306.4         1,233.7         1,073.2         1,048.8         1,933.0          1,791.7         1,540.3         1,428.0
Deposits of the Government                            6,698.5         6,952.7         6,923.8         6,883.0         7,120.8          7,024.3         6,975.6         6,654.6
Perpetual deposit                                         0.1             0.1             0.1             0.1             0.1              0.1             0.1             0.1
Capital notes                                            25.9            26.7            27.3            26.9            29.7             29.0            29.4            25.3
Other liabilities                                        59.6            63.2            57.0            56.4            71.7             57.5            55.1            56.8
                                                     --------        --------        --------        --------        --------         --------        --------        --------
Total liabilities                                     8,435.0         8,584.7         8,336.7         8,193.4         9,727.1          9,428.2         9,110.2         8,570.1
                                                     ========        ========        ========        ========        ========         ========        ========        ========

Non-participating shares                                312.9           328.2           329.9           330.3           324.9            322.7           321.6           309.1
Shareholders' equity                                    196.7           180.5           193.8           197.1           180.3            191.1           185.4           199.2
                                                     --------        --------        --------        --------        --------         --------        --------        --------

Total liabilities and shareholders' equity            8,944.6         9,093.4         8,860.4         8,720.8        10,232.3          9,942.0         9,617.2         9,078.4
                                                     ========        ========        ========        ========        ========         ========        ========        ========

                                       44

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT G

CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2004 AND 2005
Reported amounts

YEAR                                                                                2005                                                  2004
                                                               ---------------------------------------------          ---------------------------------------------
QUARTER                                                          1             2             3            4             1             2             3            4
                                                               ----          ----          ----         ----          ----          ----          ----         ----
                                                                                NIS MILLIONS                                           NIS MILLIONS
                                                               ---------------------------------------------          ---------------------------------------------

Profit from financing operations before
 allowance for doubtful debts                                  16.5          12.6          17.3         15.2          17.6          20.9          12.1         15.6
Allowance for doubtful debts                                    5.1          16.1          12.9         10.1          18.1          21.1           9.8         21.2
                                                               ----          ----          ----         ----          ----          ----          ----         ----
Profit (loss) from financing operations after
 allowance for doubtful debts                                  11.4          (3.5)          4.4          5.1          (0.5)         (0.2)          2.3         (5.6)
                                                               ----          ----          ----         ----          ----          ----          ----         ----
OPERATING AND OTHER INCOME
Operating commissions                                           0.3           0.9           0.2          0.8           0.9           1.0           1.4          0.8
Gains (losses) from investments in shares                       2.3           5.9           3.5         (0.4)          9.0           7.4           8.2         16.9
Other income                                                    1.1           1.1           2.1          0.4           1.6           0.7           0.9          1.4
                                                               ----          ----          ----         ----          ----          ----          ----         ----
Total operating and other income                                3.7           7.9           5.8          0.8          11.5           9.1          10.5         19.1
                                                               ----          ----          ----         ----          ----          ----          ----         ----
OPERATING AND OTHER EXPENSES
Salaries and related expenses                                   6.1           5.4           5.1          1.6           6.4           5.5           5.3          2.5
Expenses (income) in respect of employee retirement             3.7           0.2           0.1          1.5             -          (1.7)            -          0.9
Maintenance and depreciation of premises and equipment          1.1           0.9           0.9          0.9           1.6           1.3           1.7          1.1
Other expenses                                                  3.9           5.0           3.6          4.0           4.8           5.3           5.2          5.1
                                                               ----          ----          ----         ----          ----          ----          ----         ----
Total operating and other expenses                             14.8          11.5           9.7          8.0          12.8          10.4          12.2          9.6
                                                               ----          ----          ----         ----          ----          ----          ----         ----

Operating profit (loss) before taxes on income                  0.3          (7.1)          0.5         (2.1)         (1.8)         (1.5)          0.6          3.9
Taxes on income                                                   -             -             -            -             -             -             -            -
                                                               ----          ----          ----         ----          ----          ----          ----         ----
Operating profit (loss) after taxes on income                   0.3          (7.1)          0.5         (2.1)         (1.8)         (1.5)          0.6          3.9
                                                               ----          ----          ----         ----          ----          ----          ----         ----
OTHER ITEMS
Capital gain                                                      -             -             -            -             -           0.2             -            -
                                                               ----          ----          ----         ----          ----          ----          ----         ----
Total other items                                                 -             -             -            -             -           0.2             -            -
                                                               ----          ----          ----         ----          ----          ----          ----         ----
Net earnings (loss) for the period                             (0.3)         (7.1)          0.5         (2.1)         (1.8)         (1.3)          0.6          3.9
                                                               ====          ====          ====         ====          ====          ====          ====         ====

                                                                                    NIS                                                    NIS
                                                               ---------------------------------------------          ---------------------------------------------

EARNINGS (LOSS) PER AN AMOUNT EQUAL TO$1 OF THE PAR
VALUE OF -

"C", "CC" and "CC1" preference shares                          0.01         (0.12)         0.01        (0.04)        (0.03)        (0.02)         0.01         0.06
"A" ordinary shares                                            0.01         (0.12)         0.01        (0.04)        (0.03)        (0.02)         0.01         0.06
Preferred ordinary shares                                      0.01         (0.12)         0.01        (0.04)        (0.03)        (0.02)         0.01         0.06

                                       45

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year ended December 31, 2005
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, changes in the shareholders' equity and cash flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

February 27, 2006

                                       46

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year ended December 31, 2005
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, changes in the shareholders' equity and cash flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
Rimon Shmaya - Comptroller

February 27, 2006

                                       47

                                   Industrial Development Bank of Israel Limited

MANAGEMENT AND BOARD OF DIRECTORS' STATEMENT REGARDING THEIR RESPONSIBILITY FOR
THE ANNUAL REPORT
--------------------------------------------------------------------------------

The Management of the Bank has prepared the annual report and is responsible for its suitability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements also requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure suitable standards for the Bank's financial reporting,
Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their soundness is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that, it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision regarding the amount of resources to be invested in operating the control procedures must, by its nature, be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the
Companies Law, is responsible for the financial statements and their approval, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The General Manager is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and is subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal
Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, Somekh Chaikin, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulations
(Manner of Auditors' Performance) - 1973 and certain auditing standards promulgated by the Institute of Certified Public Accountants in the U.S., the
use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their audit was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the
Supervisor of Banks. Pursuant to Section 170 of the Companies Law, the auditors are responsible to the Bank and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the
Management Review (henceforth - the ancillary information) was given to the external auditors for their review, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their audit. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those that they considered necessary for the purpose of auditing the financial statements.

---------------------            ---------------                    -----------
DR. RAANAN COHEN                 URI GALILI                         RIMON SHMAYA
Chairman of the Board            General Manager                    Comptroller

DATE OF APPROVAL OF THE REPORT: February 27, 2006

                                       48

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2005

                                       49

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2005
--------------------------------------------------------------------------------

CONTENTS

                                         PAGE

Auditors' Report                          51

Balance Sheets                            53

Statements of Income                      55

Statement of Shareholders' Equity         56

Statements of Cash Flows                  57

Notes to the Financial Statements         58

                                       50

     Somekh Chaikin

     Mail address         Office address               Telephone  972 3 684 8000
     PO Box 609           KPMG Millennium Tower        Fax  972 3 684 8444
     Tel-Aviv 61006       17 Ha'arba'a Street
     Israel               Tel Aviv 61070
                          Israel

AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited (the Bank), detailed hereunder:

a.   Balance sheets as at December 31, 2005 and 2004

b.   Statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2005

These financial statements are the responsibility of the Bank's Board of
Directors and of its Management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of
Auditors' Performance) - 1973, and standards the implementation of which in audits of banking corporations is determined in guidelines of the Supervisor of
Banks. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the
Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as at December 31,
2005 and 2004 and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2005 in conformity with generally accepted accounting principles. Furthermore, these statements, in our opinion, have been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards
Board and the directives and guidelines of the Supervisor of Banks. The financial statements for dates and reporting periods that ended through the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public
Accountants in Israel and the directives and guidelines of the Supervisor of
Banks.

                                       51

Without qualifying our opinion, we would call attention to the following:

A.   Note 1 of the financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the
     Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31,
     2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration so that upon the end of the
     "Run-Off " plan the Bank will no longer have a license, the announcement of the Governor of Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, and the decision of the Ministerial Committee for Social and Economic Affairs (the Social
     Economic Cabinet) to extend the "Run-Off" plan (hereinafter - the
     Government decision extending the "Run-Off" plan), all as detailed in the said note.

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special line of credit from the Bank of Israel and implementation of the Government decision extending the "Run-Off" plan.
     When the banking license of the Bank is revoked the Bank will cease operating as a banking entity.

B.   Note 15A of the financial statements regarding the minimum capital ratio of the Bank as at December 31, 2005, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C.   Note 20 of the financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed when the Bank ceases operating as a banking entity.

Somekh Chaikin
Certified Public Accountants (Isr.)

February 27, 2006

                                       52

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------
Reported amounts*

                                                                2005            2004
                                                               -------         -------
                                                     NOTE    NIS MILLIONS    NIS MILLIONS
                                                     ----    ------------    ------------

ASSETS

Cash and deposits with banks                          2           72.9           117.9

Securities                                            3           63.2            60.0

Credit to the public                                  4        7,680.7         7,993.4

Credit to governments                                 5           59.0            72.7

Fixed assets                                          6            1.2             1.9

Other assets                                          7           15.6            26.0

Perpetual deposits with the Israeli Treasury          8          828.2           806.5
                                                               -------         -------

Total assets                                                   8,720.8         9,078.4
                                                               =======         =======

*    See Note 1C.

----------------------------------------
Dr. Raanan Cohen - Chairman of the Board

----------------------------------------
Uri Galili - General Manager

----------------------------------------
Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 27, 2006

The accompanying notes are an integral part of the financial statements.

                                       53

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts*

                                                                2005            2004
                                                              -------         -------
                                                  NOTE      NIS MILLIONS     NIS MILLIONS
                                                  ----        -------         -------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              9           178.2           405.3

Deposits of banks                                  10         1,048.8         1,428.0

Deposits of the Government                                    6,883.0         6,654.6

Perpetual deposit                                  11             0.1             0.1

Capital notes                                      12            26.9            25.3

Other liabilities                                  13            56.4            56.8
                                                              -------         -------

Total liabilities                                             8,193.4         8,570.1

Non-participating shares                           14           330.3           309.1

Shareholders' equity                               15           197.1           199.2
                                                              -------         -------

Total liabilities and shareholders' equity                    8,720.8         9,078.4
                                                              =======         =======

*    See Note 1C.

The accompanying notes are an integral part of the financial statements.

                                       54

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts*

                                                                    2005          2004        2003
                                                                   -----         -----     ---------
                                                       NOTE     NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                                       -----       -----         -----     ---------

Profit from financing operations
 before allowance for doubtful debts                    22          61.6          66.2          70.1
Allowance for doubtful debts                            4C          44.2          70.2         129.8
                                                                   -----         -----     ---------
Profit (loss) from financing operations
 after allowance for doubtful debts                                 17.4          (4.0)        (59.7)
                                                                   -----         -----     ---------
OPERATING AND OTHER INCOME
Operating commissions                                   23           2.2           4.1           6.5
Gains from investments in shares                        24          11.3          41.5          10.3
Other income                                            25           4.7           4.6           5.5
                                                                   -----         -----     ---------
Total operating and other income                                    18.2          50.2          22.3
                                                                   -----         -----     ---------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                           26          18.2          19.7          33.7
Expenses (income) in respect of employee
 retirement                                                          5.5          (0.8)         (1.5)
Maintenance and depreciation of premises
 and equipment                                                       3.8           5.7          11.8
Other expenses                                          27          16.5          20.4          20.7
                                                                   -----         -----     ---------
Total operating and other expenses                                  44.0          45.0          64.7
                                                                   -----         -----     ---------
Operating profit (loss) before taxes on income                      (8.4)          1.2        (102.1)
Erosions and adjustments**                                             -             -          (4.5)
                                                                   -----         -----     ---------
Operating profit (loss) before taxes on income                      (8.4)          1.2     ***(106.6)
Tax savings                                             28             -             -     ***  (2.7)
                                                                   -----         -----     ---------
Operating profit (loss) after taxes on income                       (8.4)          1.2     ***(103.9)
                                                                   -----         -----     ---------
OTHER ITEMS
Share in losses of affiliates, net
 of related tax                                                        -             -     ***  (0.4)
Capital gain (loss), net                                               -           0.2     ***  (0.1)
                                                                   -----         -----     ---------
                                                                       -           0.2     ***  (0.5)
                                                                   -----         -----     ---------
NET EARNINGS (LOSS) FOR THE YEAR                                    (8.4)          1.4     ***(104.4)
                                                                   =====         =====     =========

EARNINGS (LOSS) PER SHARE (SEE NOTE 1Q)

                                                                     NET EARNINGS (LOSS) PER SHARE
                                                                   ---------------------------------
                                                                    2005          2004        2003
                                                                   -----         -----     ---------
                                                                    NIS           NIS         NIS
                                                                   -----         -----     ---------
Per an amount equal to
 US$1 of the par value
 of -
"C", "CC" and "CC1"
  preference shares                                                (0.14)         0.02         (1.79)
"A" ordinary shares                                                (0.14)         0.02         (1.79)
Preferred ordinary shares                                          (0.14)         0.02         (1.79)

*    See Note 1C.

**   Erosions and adjustments to the effect of inflation according to the CPI of
     December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

***  Amounts adjusted to the effect of inflation according to the CPI of
     December 2003.

The accompanying notes are an integral part of the financial statements.

                                       55

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

                                                                                   ADJUSTMENTS
                                          SHARE        ACCUMULATED    ACCUMULATED     FROM
                                         CAPITAL      DIFFERENCE ON  DIFFERENCE ON  PRESENTATION
                                           AND         TRANSLATION    TRANSLATION  OF AVAILABLE-
                                         PREMIUM           OF             OF          FOR-SALE                     TOTAL
                                           ON         DOLLAR LINKED   CPI LINKED    SECURITIES   ACCUMULATED    SHAREHOLDERS'
                                          SHARES       DEPOSIT(**)    DEPOSIT(**)  AT FAIR VALUE     LOSS          EQUITY
                                         -------         -------        -------       -------       -------        -------
                                                                     NIS MILLIONS
                                         ---------------------------------------------------------------------------------

BALANCE AS AT JANUARY 1,
  2003                                   1,199.4          (697.5)         171.5           4.8        (402.5)         275.7
CHANGES DURING 2003
Net loss                                       -               -              -             -        (104.4)        (104.4)
Adjustments from
 presentation of available- for-
 sale securities at fair value                 -               -              -           5.6             -            5.6
Translation differences
 relating to CPI-linked
 perpetual  deposit (** )                                      -              -          18.7             -           18.7
                                         -------         -------        -------       -------       -------        -------
BALANCE AS AT DECEMBER 31,
  2003                                   1,199.4          (697.5)         190.2          10.4        (506.9)         195.6

CHANGES DURING 2004
Net earnings                                   -               -              -             -           1.4            1.4
Adjustments from
 presentation of
available-for
-sale securities at fair value                 -               -              -         (10.1)            -          (10.1)
Translation differences
 relating to CPI-linked
 perpetual  deposit (** )                      -               -           12.3             -             -           12.3
                                         -------         -------        -------       -------       -------        -------

BALANCE AS AT DECEMBER 31,
  2004                                   1,199.4          (697.5)         202.5           0.3        (505.5)         199.2

CHANGES DURING 2005
NET LOSS                                       -               -              -             -          (8.4)          (8.4)
ADJUSTMENTS FROM
 PRESENTATION OF AVAILABLE-
-FOR-SALE SECURITIES AT FAIR
 VALUE                                         -               -              -           5.8             -            5.8
TRANSLATION DIFFERENCES
 RELATING TO CPI-LINKED
 PERPETUAL  DEPOSIT (**)                       -               -            0.5             -             -            0.5
                                         -------         -------        -------       -------       -------        -------

BALANCE AS AT DECEMBER 31,
  2005                                   1,199.4          (697.5)         203.0           6.1        (513.9)         197.1
                                         =======         =======        =======       =======       =======        =======

*    The balances and changes relating to 2003 are in amounts adjusted to the effect of inflation according to the CPI of December 2003. The balances and changes relating to 2004 and 2005 are in reported amounts (see Note 1C).

**   See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                       56

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                         2005           2004             2003
                                                                       -------        -------          -------
                                                                                                      AMOUNTS
                                                                                                  ADJUSTED TO THE
                                                                                                     EFFECT OF
                                                                                                     INFLATION
                                                                                                   ACCORDING TO THE
                                                                       REPORTED       REPORTED         CPI OF
                                                                       AMOUNTS*       AMOUNTS*      DECEMBER 2003
                                                                       -------        -------          -------
                                                                    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                                       -------        -------          -------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                          (8.4)           1.4           (104.4)
Adjustments to reconcile net earnings (loss) to net cash flows generated by operating activities:
Bank's share in losses of an affiliate, net of related taxes                 -              -              0.4
Depreciation on equipment                                                  1.1            2.9              5.3
Allowance for doubtful debts                                              44.5           71.1            130.0
Gain on sale of available-for-sale securities                            (11.3)         (38.5)            (9.1)
Capital gain (loss)                                                          -           (0.2)             0.3
Provision for severance pay and pensions, net                              0.3           (7.0)           (12.5)
Inflationary erosion of capital notes and perpetual deposit                1.6           (2.3)            (2.2)
                                                                       -------        -------          -------
Net cash inflow generated by operating activities                         27.8           27.4              7.8
                                                                       -------        -------          -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                   3.0            6.1             60.0
Available-for-sale securities, net                                        13.9           53.8             24.9
Credit to the public, net                                                269.2        1,124.5          1,567.4
Credit to governments, net                                                13.7           32.5             82.9
Other assets, net                                                         10.4            2.2             23.6
Acquisition of fixed assets                                               (0.4)          (0.1)            (0.2)
Proceeds from sale of fixed assets                                           -            0.2              0.1
                                                                       -------        -------          -------
Net cash inflow generated by activities
 related to assets                                                       309.8        1,219.2          1,758.7
                                                                       -------        -------          -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                  -           (0.6)            (4.9)
Deposits of the public, net                                             (227.1)        (214.7)          (671.4)
Deposits of banks, net                                                  (379.2)        (744.7)          (297.9)
Deposits of the Government, net                                          228.4         (294.7)          (762.2)
Other liabilities, net                                                    (1.7)         (11.8)           (69.8)
                                                                       -------        -------          -------
Net cash outflow generated by activities
 relating to liabilities and shareholders' equity                       (379.6)      (1,266.5)        (1,806.2)
                                                                       -------        -------          -------

DECREASE IN CASH                                                         (42.0)         (19.9)           (39.7)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                   95.4          115.3            155.0
                                                                       -------        -------          -------

BALANCE OF CASH AS AT END OF YEAR                                         53.4           95.4            115.3
                                                                       =======        =======          =======

*    See Note 1C.

                                       57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN AND THE SPECIAL LINE OF CREDIT OF THE BANK OF
          ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >    The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

          >    The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >    The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >    The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >    If at the end of the Run-Off plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the
               collateral that was provided by the Bank for repayment of the credit line will be assigned in its favor (the debenture dated
               November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel).

     The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was recently extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

     >    The credit line will be in effect until no later than July 31, 2008.

                                       58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     >    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In his letter from October 30, 2005, the Governor of the Bank of Israel clarified that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
     Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 1,028 million as at December 31,
     2005 (compared with NIS 1,389 million as at December 31, 2004).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently)
     and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

                                       59

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the plan
     (July 31, 2008) after which the Bank will no longer have a license. The
     Bank's agreement to the restriction of its license and limiting its validity was also noted in the decision of the Ministerial Committee for
     Social and Economic Affairs regarding extension of the Run-Off plan and also in the notice of the Governor of the Bank of Israel regarding extension of the special line of credit, as described above.

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >    The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the
               Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

          >    The Bank's banking license will be revoked as from August 1,
               2008.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the decision of the Ministerial Committee for Social and
     Economic Affairs regarding the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases operating as a banking entity.

     B.   DEFINITIONS

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public
     Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the date of transition and less amounts subtracted after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORTING - Financial reporting in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified
     Public Accountants in Israel.

                                       60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel.

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as atJanuary 1, 2004. Until December 31, 2003, the
     Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     1.   Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance.

     2.   All other operating items are stated at their nominal historical values.

     COMPARATIVE DATA

     STATEMENT OF INCOME - In light of the significance attributed by the
     Supervisor of Banks to the income and expenses from financial instruments that are included in the operating results of banking entities, and so that the readers of the financial statements will be able to examine the annual data for 2004 in comparison with the data for 2003 (hereinafter - the comparative financial statements), the Supervisor of Banks issued transitional directives regarding the financial statements of 2004 in reported amounts. In accordance with these transitional directives the statements of income for the years ended December 31, 2005 and 2004 was prepared in reported amounts, as provided in Standard 12 of the Israel
     Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

                                       61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

     The statement of income for the year ended December 31, 2003 is presented as follows:

     The statement of income items up to and including the operating profit before taxes on income are adjusted to the effect of inflation according to the CPI of December 2002.

     Erosions and adjustments to the effect of inflation according to the CPI of
     December 2003 of income and expenses included in the operating profit before taxes on income are presented as one amount in a separate line before the item of the operating profit before taxes on income.

     The statement of income items included after the operating profit before taxes on income in reported amounts are adjusted to the effect of inflation according to the CPI of December 2003.

     BALANCE SHEET AND STATEMENT OF SHAREHOLDERS' EQUITY - The comparative figures of the balance sheet and the statement of shareholders' equity items are presented adjusted to inflation according to the CPI of December
     2003.

     D.   STATEMENT OF SHAREHOLDERS' EQUITY

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit"
     (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the special deposit with the Israeli Treasury, linked from that date to the CPI
     (which in no event will be less than its dollar value as it was on October
     1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders'
     equity in the item entitled "Accumulated difference on translation of
     CPI-linked deposit" (see Note 8).

     E.   EXCHANGE RATES AND LINKAGE

     (1)  Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

     (2)  Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

     (3)  Assets and liabilities, which are optionally linked to the CPI or to foreign currency, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4)  Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

                                       62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   EXCHANGE RATES AND LINKAGE (CONT'D)

     (5)  Following are details of exchange rates and the CPI and the rates of change therein:

                                       DECEMBER 31                            RATE OF CHANGE DURING
                         -------------------------------------             ----------------------------
                          2005            2004            2003            2005        2004         2003
                         -----           -----           -----            ----        ----         ----
                                                                            %           %            %
                                                                           ---        ----         ----

Representative
 exchange rate
 of US$1
 (in NIS)                4.603           4.308           4.379             6.8        (1.6)        (7.6)

CPI in points
 for:
 December                185.0           180.7           178.6             2.4         1.2         (1.9)

 November                185.4           180.6           178.9             2.7         1.0         (2.0)

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their adjusted value as at balance sheet date. Such value represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated
     at their reported cost.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as at balance sheet date.

                                       63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     F. SECURITIES (CONT'D)

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the statement of income.

     G. ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, fairly present the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

     The directives of the Supervisor of Banks require that, commencing with
     1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time. The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks.
     In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance will be discontinued as at
     January 1, 2005.

     According to Directive 315 of Proper Banking Procedures, a banking corporation must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the
     Supervisor of Banks, which are calculated as a certain percentage of the
     Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

                                       64

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     Since the Bank has stopped providing new credit and is focusing on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various sectors has decreased and it may on occasion deviate from the limit on sector indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from recording the supplementary allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of
     Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as at March 31,
     2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the
     Bank's plan to reduce its activity and the commitment of the Government to repay the special line of credit, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following relief with respect to implementation of the Proper Banking Procedures:

     A.   As from the financial statements as at September 30, 2003 and thereafter, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B.   The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C.   The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as at December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as at December 31, 2005, constitutes 3.81% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk less credit covered by collateral that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations
     (December 31, 2004 - 3.27%).

                                       65

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

     H.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation.
     Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

     I.   CONTINGENT LIABILITIES

     The accounting treatment of contingent legal claims is based on an opinion received by management of the Bank from its legal counsel, on which management of the Bank relies, which provides the probability of occurrence of the exposure to risk relating to contingent claims. The claims were classified in accordance with the probability ranges of occurrence of the exposure to risk as follows:

     1)   Probable - when the probability is over 70%.

     2)   Reasonably possible - when the probability is over 20% and less than or equal to 70%.

     3)   Remote - when the probability is less than or equal to 20%.

     There are cases in which a bank is allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel's opinion, it is unable to evaluate the probability of realization of the risk exposure to risk in respect of an ordinary claim and a claim that was certified as a class action, this in the four financial statements that are published after the filing of the claim and the request to have it certified as a class action.

     The Bank has provided disclosure with respect to material legal proceedings pending against the Bank.

     Note 20D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The financial statements include appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2)  As to basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.

                                       66

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     Beginning with January 1, 2003, the Bank implements the directives of the
     Supervisor of Banks regarding derivative financial instruments and hedging activities that were provided in a circular issued by the Supervisor of
     Banks on January 1, 2001. The directives in the circular are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, beginning with January 1, 2003 the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1)  In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2)  The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.

                                       67

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a
     "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In the years
     2002 through 2005, "Salaries and related expenses" included a provision in respect of salary VAT receivable, due to losses for purposes of VAT on profit.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, investments in affiliates, capital notes and debentures. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

     Q.   EARNINGS PER SHARE

     Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. See T(2) hereunder regarding Accounting
     Standard No. 21 "Earnings per Share", which will apply to financial statements for periods beginning on January 1, 2006 and thereafter.

     R.   IMPAIRMENT OF ASSETS

     In February 2003, the Israel Accounting Standards Board issued Accounting
     Standard No. 15, which deals with the impairment in value of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired. The Standard is effective as regards financial statements for periods beginning on January 1, 2003.

                                       68

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     S.   BUSINESS SEGMENTS

     In accordance with an approval received from Bank of Israel, the Bank is not required to report according to business segments.

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In August 2005 the Israel Accounting Standards Board published
          Accounting Standard No. 22, "Financial Instruments: Disclosure and
          Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on
          January 1, 2006 or thereafter.

          The standard provides that it is to be adopted on a prospective basis.
          The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

          Following implementation of the standard, as from January 1, 2006 preference shares of classes C, CC and CC1 that are included in the shareholders' equity will be reclassified as liabilities in respect of profit-participating preference shares. Following this
          reclassification, the Bank's shareholders' equity will decrease as at
          January 1, 2006 by the amount of NIS 204.1 million and will become a shareholders' deficit in the amount of NIS 7.0 million.

     2.   In February 2006 the Israel Accounting Standards Board published
          Accounting Standard No. 21, "Earnings per Share" (hereinafter - the
          Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) with the weighted average number of ordinary shares outstanding (the denominator) during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard regarding earnings per share are to be implemented retroactively on comparative data for prior periods. As mentioned in Q above, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. After implementation of the Standard the earnings per share will be calculated per an ordinary share and not per the dollar par value of the shares. The loss per ordinary class A shares calculated according to Standard 21 amounts to NIS 4,234.1 and NIS 1,121.3 for the years 2005 and 2004, respectively.

                                       69

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

     3.   In September 2005 the Israel Accounting Standards Board published
          Accounting Standard No. 24, "Share-Based Payments". The standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, share-based payment transactions in which goods or services are received will be recognized at their fair value.

          Furthermore, the standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. The standard will apply to financial statements for periods beginning as from January 1, 2006 but early implementation is recommended.

          Adoption of the standard is not anticipated to have an effect on the financial statements of the Bank.

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                 DECEMBER 31   DECEMBER 31
                                                    2005         2004
                                                   -----        -----
                                                 REPORTED     REPORTED
                                                  AMOUNTS      AMOUNTS
                                                   -----        -----
                                               NIS MILLIONS  NIS MILLIONS
                                                   -----        -----

Cash and deposits with Bank of Israel (1)           12.8         12.6
Deposits with commercial banks (2)                  48.4         90.0
Deposits in special banking corporations            11.7         15.3
                                                   -----        -----

Total                                               72.9        117.9
                                                   =====        =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                             53.4         95.4
                                                   =====        =====

(1)  This serves as collateral for deposits received from the Bank of Israel -
     see Note 16 below.

(2)  As to pledge on deposits with commercial banks - see Note 16 below.

                                       70

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

A.   COMPOSITION

                                                DECEMBER 31, 2005
                            ----------------------------------------------------------
                                                NON-REALIZED    NON-REALIZED
                                                 GAINS FROM      LOSSES FROM
                           CARRYING  ADJUSTED   ADJUSTMENTS TO  ADJUSTMENTS TO    FAIR
                            VALUE    VALUE (1)   FAIR VALUE       FAIR VALUE    VALUE (2)
                            -----    ---------   ----------       ----------     -----
                                                REPORTED AMOUNTS
                            ----------------------------------------------------------
                                                  NIS MILLIONS
                            ----------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures             2.6         2.6              -            -           2.6
Shares of others            60.6        54.5            6.1            -      (3) 60.6
                            ----        ----        -------         ----      --------
Total available-
 for-sale securities        63.2        57.1        (4) 6.1            -          63.2
                            ----        ----        -------         ----      --------

Total securities            63.2        57.1            6.1            -      (3) 63.2
                            ====        ====        =======         ====      ========

                                                 DECEMBER 31, 2004
                          --------------------------------------------------------------
                                                NON-REALIZED   NON-REALIZED
                                                 GAINS FROM    LOSSES FROM
                          CARRYING    ADJUSTED  ADJUSTMENTS   ADJUSTMENTS TO       FAIR
                           VALUE      VALUE (1) TO FAIR VALUE   FAIR VALUE       VALUE (2)
                          -------      -------     -------      -------          -------
                                                 REPORTED AMOUNTS
                          --------------------------------------------------------------
                                                   NIS MILLIONS
                          --------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES
Other debentures              3.7          3.6         0.1            -              3.7
Shares of others             56.3         56.1         0.6         (0.4)         (3)56.3
                          -------      -------     -------      -------          -------
Total available-
 for-sale securities         60.0         59.7      (4)0.7      (4)(0.4)            60.0
                          -------      -------     -------      -------          -------

Total securities             60.0         59.7         0.7         (0.4)         (3)60.0
                          =======      =======     =======      =======          =======

     (1)  In the case of shares - cost less provision for impairment in value, where required.

     (2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 29.6 million (December
          31, 2004 - NIS 30.5 million).

     (4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     B.   See Note 4E regarding the classification of a customer's debt to the securities item.

     NOTE: For detail regarding results of investments in debentures - see Note
           22E, and for detail regarding results of investments in shares - see
           Note 24.

                                       71

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION

                                                DECEMBER 31     DECEMBER 31
                                                   2005            2004
                                                 -------         -------
                                                    REPORTED AMOUNTS
                                                 -----------------------
                                              NIS MILLIONS    NIS MILLIONS
                                                 -------         -------

Credit                                           7,738.3         8,062.1
General and supplementary allowances for
 doubtful debts (1)                                 57.6            68.7
                                                 -------         -------

Total                                            7,680.7         7,993.4
                                                 =======         =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                           DECEMBER 31     DECEMBER 31
                                                                              2005            2004
                                                                              -----          -----
                                                                                REPORTED AMOUNTS
                                                                              --------------------
                                                                          NIS MILLIONS   NIS MILLIONS
                                                                              -----          -----

a.   Non-income bearing credit to problematic borrowers -
     Unlinked Israeli currency                                                180.3          296.7
     Israeli currency linked to the CPI                                        27.9           20.2
     Denominated in or linked to foreign currency                              22.0           49.9
                                                                              -----          -----
                                                                              230.2          366.8
                                                                              =====          =====

b.   Credit restructured during the year, without waiver of income -
     Unlinked Israeli currency                                                 47.5           40.3
     Israeli currency linked to the CPI                                        18.1           25.3
     Denominated in or linked to foreign currency                              19.9           19.0

c.   Credit to borrowers regarding which there is an as-yet
     unimplemented Management decision to restructure
     their debt                                                                 9.2           17.6

d.   Credit temporarily in arrears                                             60.5          114.5
     Interest income recorded in respect thereof                                6.1            9.6

e.   Credit under special supervision                                         221.3          293.2

     (1)  The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2)  The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                       72

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it,
     Government grants designated for the early repayment of a part of the
     Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

     During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

     In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

     During 1996, a supplementary arrangement was signed by the banks, the
     Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

     -    The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the
          "balloon" debt). Such "balloon" debt is to be written off.

     -    In respect of most of the "balloon" debts, the writing-off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     -    Kibbutzim will assign part of their rights in land to the Israel Lands
          Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands
          Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the
          Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated
          above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the reversion of the land to the
          Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - an immediate payment and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

                                       73

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     -    Until a real estate Kibbutz joins as party to the supplementary arrangement on the basis of the said land arrangement, the Kibbutz, at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement.
          The "balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

          In the opinion of the Bank, in view of the above, uncertainty exists as to the real estate proceeds anticipated in the said arrangement.

          The Bank has recorded allowances for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

          Composition of the credit to the agricultural sector:

                                                                   DECEMBER 31    DECEMBER 31
                                                                      2005           2004
                                                                      -----          -----
                                                                        REPORTED AMOUNTS
                                                                      --------------------
                                                                  NIS MILLIONS    NIS MILLIONS
                                                                      -----          -----

Kibbutzim (including regional enterprises and organizations)          245.0          278.3
Moshavim                                                                9.2           13.2
                                                                      -----          -----
Total credit for kibbutzim and moshavim                               254.2          291.5

Private agriculture                                                     2.5            2.7
                                                                      -----          -----

Total credit to the agricultural sector                               256.7          294.2
                                                                      =====          =====

                                       74

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                       DECEMBER 31     DECEMBER 31
                                                                          2005           2004
                                                                         -----           -----
                                                                           REPORTED AMOUNTS
                                                                         ---------------------
                                                                     NIS MILLIONS    NIS MILLIONS
                                                                         -----           -----

a. Non-income bearing loans to problematic borrowers -
   Unlinked Israeli currency                                               2.0               -
   Israeli currency linked to the CPI                                     34.5            33.4
   Denominated in or linked to foreign currency                            0.3               -
                                                                         -----           -----
                                                                          36.8            33.4
                                                                         =====           =====
b. Restructured credit to borrowers-

   1. Credit restructured during the current
       year with waiver of income -
      Israeli currency linked to the CPI                                   9.9            12.3
      Average repayment period (years)                                     4.0             4.5
      Expected interest margin from the credit                               2%              2%

   2. Credit restructured in prior years
       with waiver of income -
      Israeli currency linked to the CPI                                   2.5             9.5

c. Credit to borrowers in respect of which
    there is an as-yet unimplemented
    management decision to restructure their debt                          4.3             6.7

d. Credit temporarily in arrears                                           3.7             3.4
   Interest income recorded in the income statements
    in respect thereof                                                     0.3             0.2

e. Credit under special supervision                                       61.5            60.6

f. Credit not included in above credit to problematic borrowers          138.0           168.3
   Interest income recorded in the income statements in respect
    thereof                                                               10.0             9.7

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and other organizations related to the Kibbutz sector.

                                       75

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                       DECEMBER 31     DECEMBER 31
                                                                           2005           2004
                                                                       ------------   ------------
                                                                             REPORTED AMOUNTS
                                                                       ---------------------------
                                                                       NIS MILLIONS   NIS MILLIONS
                                                                       ------------   ------------

Balance of credit to local authorities at
 balance sheet date                                                         9.9         13.1

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

a.  Credit restructured during the year without waiver
     of income - CPI linked                                                   -          1.9

b.  Credit not included in above credit to problematic borrowers            9.9         11.2
    Interest income recorded in income statements with respect of
     such credit                                                            0.9          0.8

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                       76

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                           2005
                                                           ------------------------------------
                                                         SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)  ALLOWANCE (2)      TOTAL
                                                           -----           -----          -----
                                                                     REPORTED AMOUNTS
                                                           ------------------------------------
                                                                       NIS MILLIONS
                                                           ------------------------------------

Balance of allowance at beginning of year                  714.4            69.6          784.0
                                                           -----           -----          -----

Current allowances                                          82.9               -           82.9
Reduction in allowances                                    (26.4)          (12.0)         (38.4)
Collection of debts written-off in previous years           (0.3)              -           (0.3)
                                                           -----           -----          -----
Amount charged to the income statement                      56.2           (12.0)          44.2
                                                           -----           -----          -----

Debts written-off                                          (95.3)              -          (95.3)
                                                           -----           -----          -----

Balance of allowance at end of year                        675.6            57.6          733.2
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   1.0               -            1.0
                                                           -----           -----          -----

                                                                           2004
                                                           ------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)  ALLOWANCE (2)      TOTAL
                                                           -----           -----          -----
                                                                     REPORTED AMOUNTS
                                                           ------------------------------------
                                                                       NIS MILLIONS
                                                           ------------------------------------

Balance of allowance at beginning of year                  732.5            78.5          811.0
                                                           -----           -----          -----

Current allowances                                          96.5             3.4           99.9
Reduction in allowances                                    (16.5)          (12.3)         (28.8)
Collection of debts written-off in previous years           (0.9)              -           (0.9)
                                                           -----           -----          -----
Amount charged to the income statement                      79.1            (8.9)          70.2
                                                           -----           -----          -----

Debts written-off                                          (98.1)              -          (98.1)
                                                           -----           -----          -----

Balance of allowance at end of year                        714.4            69.6          784.0
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   0.9             0.9            1.8
                                                           -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2004 - NIS 38.9 million; as at December 31, 2003 - NIS 38.9 million).

                                       77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                            2003
                                                            ------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)   ALLOWANCE (2)     TOTAL
                                                            -----           -----          -----
                                                                      ADJUSTED AMOUNTS
                                                            ------------------------------------
                                                                       NIS MILLIONS
                                                            ------------------------------------

Balance of allowance at beginning of year                   617.3            82.4          699.7
                                                            -----           -----          -----

Current allowances                                          144.3             3.5          147.8
Reduction in allowances                                     (10.4)           (7.4)         (17.8)
                                                            -----           -----          -----
Amount charged to the income statement                      133.9            (3.9)      (3)130.0
                                                            -----           -----          -----

Debts written-off or transferred (see E hereunder)          (31.3)              -          (31.3)
Erosion and inflationary adjustments                         12.6               -           12.6
                                                            -----           -----          -----

Balance of allowance at end of year                         732.5            78.5          811.0
                                                            =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                    1.5             0.9            2.4
                                                            -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2004 - NIS 38.9 million; as at December 31, 2003 - NIS 38.9 million).

     (3)  Amount of NIS 129.8 million was recorded in the statement of income in reported amounts.

                                       78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                        DECEMBER 31, 2005
                                             --------------------------------------
                                              NUMBER OF                      CREDIT
                                             BORROWERS (3)  CREDIT (1)      RISK (2)
                                             -------------  ----------      --------
AMOUNT OF CREDIT PER BORROWER                           REPORTED AMOUNTS
-----------------------------                --------------------------------------
NIS THOUSANDS                                            NIS MILLIONS
-----------------------------                --------------------------------------

Up to 10                                      114              1.0                -
From 10                 to 20                  87              1.2                -
From 20                 to 40                  43              1.2                -
From 40                 to 80                  63              3.4              0.2
From 80                 to 150                 40              4.3              0.2
From 150                to 300                 61             12.4              1.4
From 300                to 600                 81             32.6              2.4
From 600                to 1,200              102             87.1              5.3
From 1,200              to 2,000               63             94.0              6.0
From 2,000              to 4,000               63            161.9             13.6
From 4,000              to 8,000               45            232.9             12.0
From 8,000              to 20,000              25            283.1             43.4
From 20,000             to 40,000               6            143.1             11.4
From 40,000             to 200,000              5            275.1             99.3
From 3,200,000          to 6,405,000            1       (4)6,405.0                -
                                              ---          -------          -------

                                              799          7,738.3            195.2
                                              ===          =======          =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

                                       79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                         DECEMBER 31, 2004
                                              ---------------------------------------
                                               NUMBER OF                      CREDIT
                                              BORROWERS (3)  CREDIT (1)      RISK (2)
                                              -------------  ----------      --------
AMOUNT OF CREDIT PER BORROWER                           REPORTED AMOUNTS
-----------------------------                 ---------------------------------------
NIS THOUSANDS                                            NIS MILLIONS
-----------------------------                 ---------------------------------------

Up to 10                                        189              1.2                -
From 10                 to 20                   107              1.6                -
From 20                 to 40                    74              2.1              0.1
From 40                 to 80                    61              3.4              0.1
From 80                 to 150                   61              6.0              0.5
From 150                to 300                   84             17.8              0.8
From 300                to 600                   89             37.5              1.8
From 600                to 1,200                121            103.3              2.6
From 1,200              to 2,000                 82            121.7              6.6
From 2,000              to 4,000                 81            214.4             15.7
From 4,000              to 8,000                 58            305.2             10.4
From 8,000              to 20,000                35            428.2             16.5
From 20,000             to 40,000                12            248.4             71.5
From 40,000             to 200,000                8            404.0            129.6
From 3,200,000          to 6,167,300              1       (4)6,167.3                -
                                              -----          -------          -------

                                              1,063          8,062.1            256.2
                                              =====          =======          =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE "SECURITIES" ITEM

     In his letter of July 15, 2003, regarding a debt of a customer in respect of which a receiver was appointed to realize shares pledged in favor of the
     Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the receiver, as a credit item.
     Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Beginning with June 30, 2003, these shares are included in the "Securities"
     item and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was cancelled in 2005.

                                       80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                         DECEMBER 31   DECEMBER 31
                                                            2005          2004
                                                            ----          ----
                                                          REPORTED      REPORTED
                                                          AMOUNTS        AMOUNTS
                                                            ----          ----
                                                        NIS MILLIONS  NIS MILLIONS
                                                            ----          ----

Deposits in foreign currency out of loans received          15.0          24.1
Amounts receivable in connection with exchange
 rate insurance of capital notes                            26.9          25.3
Credit to foreign governments                                6.9          10.9
Other credit                                                10.2          12.4
                                                            ----          ----

Total credit to governments                                 59.0          72.7
                                                            ====          ====

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                   AT        CHANGES DURING THE YEAR        AT
                                JANUARY 1   --------------------------  DECEMBER 31
                                  2005        ADDITIONS    DISPOSALS       2005
                              ------------  ------------  ------------  ------------
                                                REPORTED AMOUNTS
                              ------------------------------------------------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                              ------------  ------------  ------------  ------------

Cost                              56.9           0.4            -         57.3
Accumulated depreciation         (55.0)         (1.1)           -        (56.1)
                                  ----                                    ----

Net book value                     1.9                                     1.2
                                  ====                                    ====

     B.   The average rate of depreciation is 28% (2004 - 31%).

                                       81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                        DECEMBER 31    DECEMBER 31
                                                           2005           2004
                                                           ----          ----
                                                         REPORTED       REPORTED
                                                          AMOUNTS       AMOUNTS
                                                           ----          ----
                                                       NIS MILLIONS  NIS MILLIONS
                                                           ----          ----

Excess of income tax advances over current
 provisions                                                 1.0           1.3
Prepaid expenses                                            2.5           3.6
Payroll VAT receivable                                      6.1           8.1
Sundry receivables and debit balances                       2.5           2.1
Debit balances in respect of derivative financial
 instruments                                                3.5          10.9
                                                           ----          ----

Total other assets                                         15.6          26.0
                                                           ====          ====

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                     DECEMBER 31    DECEMBER 31
                                                                        2005            2004
                                                                        -----          -----
                                                                       REPORTED       REPORTED
                                                                       AMOUNTS        AMOUNTS
                                                                        -----          -----
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                        -----          -----

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the U.S. dollar (B)          316.4          308.0

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        116.6          113.6

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        395.2          384.9
                                                                        -----          -----

Total perpetual deposits with the Treasury                              828.2          806.5
                                                                        =====          =====

                                       82

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A.   On May 6, 1996, an agreement was signed between the Bank and the
          Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's preference shares (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preference shares. Pursuant to an Order of the Income Tax Authorities, the
          interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as at October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation.

          The deposit agreements do not explicitly state what will happen to the interest on the perpetual deposits in the period during which the Bank is prevented from distributing the aforementioned dividends on the aforementioned preference shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been drawn as above, totals NIS 141.8 million and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements. See Note 15F for further details regarding the discontinued distribution of dividend and the requests made to the
          Ministry of Finance and the Government Companies Authority with respect to the above matter as well as regarding the legal proceedings being held on this matter.

          Concurrent with the signing of the above-mentioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B1" share
          (presently held by the State of Israel). The holder of the ordinary
          "B1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

                                       83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 279.6 million.

          This aforementioned increase of NIS 279.6 million in shareholders'
          equity was reflected in the statement of shareholders' equity under the item of "change in capital due to change in rights of "B1"
          ordinary share". Out of the above-mentioned amount, NIS 106.7 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits", which was also not included in the financial statements. The rest of the increase in capital, in the amount of NIS
          172.9 million, which relates to deposits in respect of
          non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

     B.   As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."

     C.   Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preference shares.
          Such differences are recorded in the statement of shareholder's equity under "accumulated difference on translation of CPI linked deposits."

NOTE 9 - DEPOSITS OF THE PUBLIC

                                     DECEMBER 31     DECEMBER 31
                                        2005            2004
                                        -----          -----
                                      REPORTED       REPORTED
                                       AMOUNTS        AMOUNTS
                                        -----          -----
                                    NIS MILLIONS   NIS MILLIONS
                                        -----          -----
On-demand deposits                       27.0           42.0
Fixed-term and other deposits           124.2          301.7
Savings deposits                         27.0           61.6
                                        -----          -----

Total deposits from the public          178.2          405.3
                                        =====          =====

                                       84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 10 - DEPOSITS OF BANKS

                                                          DECEMBER 31       DECEMBER 31
                                                             2005              2004
                                                            -------          -------
                                                           REPORTED         REPORTED
                                                            AMOUNTS          AMOUNTS
                                                            -------          -------
                                                         NIS MILLIONS       NIS MILLIONS
                                                            -------          -------

Fixed-term deposits                                            15.1             24.1
Special line of credit from the Bank of Israel (1)          1,033.7          1,403.9
                                                            -------          -------

Total deposits of banks                                     1,048.8          1,428.0
                                                            =======          =======

     (1)  See Note 16 regarding a pledge provided as security for credit received from the Bank of Israel.

NOTE 11 - PERPETUAL DEPOSIT

     This deposit of the Israeli Treasury is unlinked and is convertible at any time, at the request of the Israeli Treasury, into ordinary "B" shares of the Bank, at their par value.

     The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of
     Israel in place of the deposit, on identical terms and conditions.

NOTE 12 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last seven years, notes of a par value of $ 44,141,755 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2005 amounts to $
     5,834,245 which constitute NIS 26.9 million (December 31, 2004 - $
     5,875,000 which constitute NIS 25.3 million). The next redemption date for the capital notes is June 30, 2006. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

                                       85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 13 - OTHER LIABILITIES

                                                                           DECEMBER 31   DECEMBER 31
                                                                              2005          2004
                                                                              ----          ----
                                                                            REPORTED      REPORTED
                                                                            AMOUNTS       AMOUNTS
                                                                              ----          ----
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                              ----          ----

Excess of provision for severance pay and pensions over
 amounts funded (see Note 17)                                                 27.1          26.8

Provision for vacation pay, long-service
 bonus and unutilized sick leave (see Note 17)                                 5.4           5.7

Prepaid income                                                                 1.9           1.3

Credit balances in respect of derivative financial instruments                 0.5           2.5

Allowance for doubtful debts in respect of an off-balance sheet item           1.0           0.9

Sundry creditors and credit balances                                          20.5          19.6
                                                                              ----          ----

Total other liabilities                                                       56.4          56.8
                                                                              ====          ====

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                         DECEMBER 31     DECEMBER 31
                                                            2005            2004
                                                            -----          -----
                                                          REPORTED        REPORTED
                                                           AMOUNTS        AMOUNTS
                                                            -----          -----
                                                        NIS MILLIONS    NIS MILLIONS
                                                            -----          -----

"B" ordinary shares                                             -              -
"D" preference shares linked to the US dollar (1)            75.3           70.4
"DD" preference shares linked to the US dollar (1)          255.0          238.7
                                                            -----          -----

Total non-participating shares                              330.3          309.1
                                                            =====          =====

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

                                       86

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                  AUTHORIZED           ISSUED AND PAID
 NUMBER                                                              ----            --------------------
OF SHARES       CLASS OF SHARES                                      2005            2005            2004
---------       ---------------                                      ----            ----            ----
                                                                     NIS              NIS             NIS
                                                                     ----            ----            ----

135,399        "B" ordinary shares of NIS 0.1
                each                                                13,539.9        13,489.9        13,489.9

164,000         7.5% cumulative "D" preference
                shares of NIS 0.03 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0003, redeemable
                at a premium of 5 5/8%
                (redemption dates will be
                determined by the Bank subject
                to approval by the Israeli Treasury)                 4,920           4,904           4,904

60,000          7.5% cumulative  "DD" preference
                shares of NIS 2.1 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0021 redeemable (without
                premium) (redemption dates will be
                determined by the Bank, subject to
                approval by the Israeli Treasury)                  126,000         116,359         116,359
                                                                 -----------     -----------     -----------

                Total shares                                       144,459.9       134,752.9       134,752.9
                                                                 ===========     ===========     ===========

     C.   For rights in dividend distributions - see Note 15E.

     D.   For cessation of dividend distributions - see Note 15F.

     E.   For rights upon liquidation - see Note 15G.

     F.   All the non-participating shares are not traded on the Tel-Aviv Stock
          Exchange.

                                       87

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY

     A.   The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                             AUTHORIZED          ISSUED AND PAID
 NUMBER                                                                         ----           --------------------
OF SHARES                 TYPE OF SHARES                                        2005           2005            2004
---------                 --------------                                        ----           ----            ----
                                                                                 NIS            NIS             NIS
                                                                                ----           ----            ----

16,000                    "A" ordinary shares of NIS 0.1
                           each                                               1,600        (*)1,510        (*)1,510

1                         "B1" ordinary share of
                           NIS 0.1                                                0.1      (*)    0.1      (*)    0.1

1,000,000                 8% cumulative participating
                          preferred ordinary shares of
                          NIS 0.001 each                                      1,000           1,000           1,000

17,000,000                6% cumulative participating
                          "C" preference shares of
                          NIS 0.00018 each linked to the
                          US dollar at the rate of $1 =
                          NIS 0.00018                                         3,060           3,060           3,060

1,000,000                 6% cumulative participating
                          "CC" preference shares of
                          NIS 0.003 each linked to the
                          US dollar at the rate of $1 =
                          NIS 0.0003                                          3,000           3,000           3,000

1,740,000                 6% cumulative participating
                          "CC1" preference shares of
                          NIS 0.003 each linked to the
                          US dollar at the rate of $1 =
                          NIS 0.0003                                          5,220           5,204           5,204

50,100                    Unclassified shares of NIS 0.1
                          each                                                5,010               -               -
                                                                             --------        --------        --------
                          Total shares                                       18,890.1        13,774.1        13,774.1
                                                                             ========        ========        ========

     (*)  Not traded on the Tel Aviv Stock Exchange.

                                       88

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   Following are details on the annual dividend:

     The last quarterly dividend that was paid by the Bank on the preference shares was in respect of the second quarter of 2002. No dividend was distributed in respect of the second half of 2002 and the years 2003, 2004 and 2005. See F below regarding the cessation of dividend distribution.

     C.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preferred shares grant their holders the right to receive notification regarding general shareholders'
     meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preferred share has one vote.

     D.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is
     comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of external directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial
     Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M.,
     Israel Discount Bank Ltd. and the nominee company of Israel Discount Bank
     Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and Government decision, one external director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional external director is appointed by the general meeting on account of the State's rights to appoint directors.

     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares.

     E.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "C" class preference shares, the paid in capital of "CC" class preference shares and the paid-in capital of "CC1"
     class preference shares, and of 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "D"
     class preference shares, and the paid-in capital of "DD" class preference shares, all dividends being pari-passu and pro-rata to the paid-in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of ordinary preferred shares.

                                       89

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares
     (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (hereinafter - "the Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with earnings and the year 2005 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained Court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the
     Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles of Association when there are no profits, even in nominal terms.

     o    The prohibition on distribution of dividends according to Proper
          Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

                                       90

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant
     General, and that following receipt of clarifications from them and from the Bank to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22,
     2003, the Bank requested from the Ministry of Finance and the Government
     Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preference shares
     (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preference shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     The accrued sum of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preference shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 141.8 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

                                       91

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The total amount of NIS 141.8 million is comprised as follows: NIS 86.7 million is in respect of non-participating shares (D and DD) and NIS 55.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 40.1 million is in respect of 2005 and is comprised as follows: NIS 15.3 million in respect of participating C, CC and CC1 shares and NIS 24.8 million in respect of non-participating D and
     DD shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things)
     that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank (see Note 20D hereunder).

     G.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2005 the accrued amount of the preferred dividend in arrears is NIS 129.6 million (As at December 31, 2004 - NIS 86.6 million).

     o    Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2005 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 280 (As at
          December 31, 2004 - NIS 200).

                                       92

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     G.   RIGHTS UPON LIQUIDATION (CONT'D)

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2005 the aforementioned amounts to NIS 534.4 million (As at December 31, 2004 - NIS 500.2 million).

     o    Fourth - to refund paid in capital of preferred ordinary shares. As at
          December 31, 2005 the aforementioned amounts to NIS 1,000 (As at
          December 31, 2004 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2005 the aforementioned amounts to NIS 14 thousand (As at December 31, 2004 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2005 the aforementioned difference amounts to NIS 293.7 million (As at December
          31, 2004 - NIS 306.3 million).

     o    Seventh - the remainder of ordinary assets will be distributed between the holders of the class "A" ordinary shares, the holders of the preferred ordinary shares, and the holders of the C, CC and CC1 preference shares, according to the paid in capital of these shares and at the ratio of ten per each agora of paid in class "A" ordinary shares, ten per each agora of paid in preferred ordinary shares, ten per each agora of paid in class "C" preference shares, six per each agora of paid in class "CC" preference shares and six per each agora of paid in class "CC1" preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares.

                                       93

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     Following is the calculation of capital adequacy in accordance with
     Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal
     Capital Ratio" and "Capital Allocation with respect to Exposure to Market
     Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                              DECEMBER 31    DECEMBER 31
                                 2005           2004
                                 ----           ----
                              REPORTED       REPORTED
                               AMOUNTS        AMOUNTS
                                 ----           ----
                             NIS MILLIONS    NIS MILLIONS
                                 ----           ----

First tier capital              (13.1)           7.5
Second tier capital (1)             -            7.5
                                 ----           ----

Total capital                   (13.1)          15.0
                                 ====           ====

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                       94

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                  DECEMBER 31, 2005                  DECEMBER 31, 2004
                                               ------------------------          ------------------------
                                                           WEIGHTED CREDIT                    WEIGHTED CREDIT
                                              BALANCES(2)   RISK BALANCES       BALANCES(2)    RISK BALANCES
                                               -------          -------          -------          -------
                                                                     REPORTED AMOUNTS
                                               ----------------------------------------------------------
                                            NIS MILLIONS     NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                               -------          -------          -------          -------

ASSETS
Cash and deposits with banks                      72.9             12.0            117.9             21.1
Securities                                        63.2             63.2             60.0             60.0
Credit to the public (1)                       7,680.7          1,256.0          7,993.4          1,782.1
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                                887.2                -            879.2                -
Premises and equipment                             1.2              1.2              1.9              1.9
Other assets                                      15.6              3.6             26.0              4.2
                                               -------          -------          -------          -------

Total assets                                   8,720.8          1,336.0          9,078.4          1,869.3
                                               =======          =======          =======          =======

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk            241.6            188.2            300.1            241.2
Derivative financial instruments                 197.0              3.7            525.1              5.2
                                               -------          -------          -------          -------

Total off-balance sheet financial
 instruments                                     438.6            191.9            825.2            246.4
                                               -------          -------          -------          -------

Total credit risk assets                       9,159.4          1,527.9          9,903.6          2,115.7
Market risk                                          -            238.0                             203.2
                                               -------          -------          -------          -------

Total risk assets                              9,159.4          1,765.9          9,903.6          2,318.9
                                               =======          =======          =======          =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                       95

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                         DECEMBER 31    DECEMBER 31
                                                                           2005           2004
                                                                           ----           ----
                                                                             %              %
                                                                           ----           ----

Ratio of first tier capital to total risk assets                          (0.74)          0.32
Ratio of second tier capital to total risk assets                             -           0.32
                                                                           ----           ----

Ratio of total first and second tier capital to total risk assets         (0.74)          0.64
                                                                           ====           ====

     On November 26, 2003, the Supervisor of Banks informed the Bank of the canceling of the previous requirement by which the Bank had to maintain a minimal capital ratio of 15%. Accordingly, the required capital ratio is 9%
     as prescribed by Proper Banking Procedures.

NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receiving of the special line of credit from the
          Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel (that was amended on December 29, 2005), whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          -    Loans and credits under State guarantee at a total balance sheet value (according to financial statements as at December 31, 2005)
               of NIS 6.4 billion.

          -    The Bank's deposit with the Ministry of Finance (the Accountant
               General) in respect of the DD preference shares of the Bank.

          -    Deposits made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in
               Israel and/or abroad, which were deposited in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14,
               2002.

          Under this debenture, the Bank undertook, among other things, not to register additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel.
          Notwithstanding the above, the debenture stipulates that the floating pledge registered therein does not prevent the Bank, or restrict the
          Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

          The balance of the credit line (including accrued interest) as at
          December 31, 2005, was an amount of NIS 1,033.7 million (December 31,
          2004 - NIS 1,403.9 million).

                                       96

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS (CONT'D)

     B.   As part of the arrangement determined by the Bank of Israel for the granting of monetary credit to the banking industry, the Bank registered floating pledges on Government debentures traded on the
          Stock Exchange. Following are details as to credit received,
          Government debentures and deposits with the Bank of Israel.

                                             DEPOSITS RECEIVED         DEPOSITS OF THE BANK
                                         FROM THE BANK OF ISRAEL(1)  WITH THE BANK OF ISRAEL
                                             -----------------        -------------------
                                             REPORTED AMOUNTS           REPORTED AMOUNTS
                                             -----------------        -------------------
                                                NIS MILLIONS              NIS MILLIONS
                                             -----------------        -------------------
                                             2005         2004        2005           2004
                                             ----         ----        ----           ----

Balance as at balance sheet date                -            -         12.8          12.6
Average balance (2) during the year           0.3          0.5         12.2          17.0
Highest balance (2) during the year           0.5          0.7         28.2          57.0

     (1)  Not including the special line of credit as detailed in A above.

     (2)  The average balance and the highest balance are based on the month-end balances during the year.

     C.   Deposits with banks in the amount of NIS 25.4 million have been pledged by the Bank in favor of those banks. The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

NOTE 17 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1.   The Bank's liability for the payment of severance pay to its employees, which is calculated as customary on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

     2.   Commencing on July 15, 2002, Mr. U. Galili has served as the General
          Manager of the Bank. The Bank has recently extended the employment agreement of Mr. Galili until July 31, 2008 (the end of the Run-Off plan).

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has served as the
          Chairman of the Board of Directors of the Bank. The employment agreement of Dr. Ra'anan Cohen has been recently extended until July
          31, 2008 (the end of the Run-Off plan).

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr.
          Savir serves as Deputy General Manager and as Credit Supervisor of the
          Bank. The employment agreement of Mr. Savir has been recently extended until July 31, 2008 (the end of the Run-Off plan).

                                       97

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     3.   On December 26, 2002 a collective agreement was signed between the
          Bank, the New Histadrut (the general federation of labor) and the representatives of the Bank's employees, which applies to the Bank's employees who are subject to the collective agreements of the Bank.
          The agreement was for a period of 3 years and can be extended by one additional year. The agreement arranged, inter alia, the following matters:

          >    Management's right to dismiss employees in the framework of cutbacks in the Bank's activities, as well as the process of dismissal.

          >    Cutbacks that will be made in the salary of the employees and in their related benefits.

          >    Benefits and special payments that will be due to the employees who are dismissed, including additional severance pay in addition to those provided in the law, and with respect to employees having worked a certain number of years and with a certain number of years remaining until retirement, conversion of the right to enhanced severance pay, with the right to receive an early pension.

          On March 14, 2005 the parties signed a new collective agreement which extended the period of the aforementioned collective agreement (from
          December 26, 2002) until the end of the Bank's Run-Off plan (including any change and extension made and approved by the Government) or until
          December 31, 2007, whichever is earlier.

          This new agreement also provided and clarified the following points:

          A.   Employees who according to the original agreement are entitled to an early pension following their dismissal, will be entitled to receive it until they reach the age they are entitled to receive an ordinary pension from the pension fund to which they belong, following the pension reform that came into effect in Israel after the signing of the original agreement.

          B.   Some of the concessions the employees agreed to make in the original agreement that were limited in time, will continue to apply also in the period of the new agreement.

          Certain provisions of the aforementioned agreements, which for the most part grant the employees special benefits and payments following their dismissal, were also applied to employees with personal contracts who began working with the Bank before January 1, 2003, in exchange for their agreeing to certain reductions in their terms of employment, as was done with respect to the employees under the collective agreements.

          The financial statements for 2002 included non-recurring provisions in an amount of NIS 35.7 million in respect of the severance payments, which the Bank Management estimates it will have to make to the employees of the Bank, the Deputy General Manager, General Manager and
          to the Chairman of the Board. In 2003 and 2004 the provision that was made in 2002 in respect of the Deputy General Manager, the General
          Manager and the Chairman of the Board was completely cancelled following the change in the Board's evaluation regarding their period of employment with the Bank. Following this the balance of the provision relating to the employees included in the aforementioned collective agreement amounted to NIS 20.5 million as at December 31,
          2004. As at December 31, 2005 the balance of the aforementioned provision amounts to NIS 21.0 million (not including salary tax).

                                       98

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     4.   In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. This liability in the amount of NIS 2.8 million is covered by an appropriate provision included in the provision for severance pay.

          These executives are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The maximum amount that the Bank will have to pay in the event of the employment of all the said executives being terminated with immediate effect amounts to NIS 2.8 million. A provision was made in the Bank's books in respect of this commitment. According to the approval provided by the Board of Directors and the Ministry of Finance Commissioner of
          Wages and Labor Agreements, the employment contracts of these employees are going to be amended so that under certain circumstances the payment of severance pay upon dismissal will be replaced with the purchase of pension rights.

     5.   In the framework of the Economic Policy Law for 2005 (Legislation
          Amendments) - 2004, which was approved by the Knesset on March 29,
          2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005. In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed at the end of 2002 with respect to the dismissal of employees. Following the said change in the definition of salary tax the Bank recorded a provision in the amount of NIS 3.7 million in respect salary tax on expenses relating to early retirement.

     6.   Following is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                         DECEMBER 31   DECEMBER 31
                                                            2005          2004
                                                            ----          ----
                                                          REPORTED      REPORTED
                                                           AMOUNTS       AMOUNTS
                                                            ----          ----
                                                        NIS MILLIONS  NIS MILLIONS
                                                            ----          ----

Provision for severance pay                                 51.2          50.3
Amounts funded with pension and provident funds
 (including earnings thereon)                               24.1          23.5
                                                            ----          ----
Unfunded provision included in "Other liabilities"          27.1          26.8
                                                            ====          ====

     The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

                                       99

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of
     Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as at balance sheet date totals NIS 3.1 million (December 31, 2004 - NIS 3.1 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the employment agreement existing at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The balance of the provision as at balance sheet date is NIS 0.1 million (December 31, 2004 -
     NIS 0.2 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 2.2 million as at balance sheet date (December 31, 2004 - NIS 2.4 million). The balance is included in "Other liabilities" item.

                                      100

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                           DECEMBER 31, 2005
                                      ------------------------------------------------------------------------------------------
                                                                       FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                       THERETO
                                      -------------------------           ----------------------
                                                       LINKED TO            US             OTHER       NON-MONETARY
                                     UNLINKED           THE CPI           DOLLAR         CURRENCIES        ITEMS          TOTAL
                                      -------           -------           -------           ----           ----          -------
                                   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                      -------           -------           -------           ----           ----          -------

ASSETS
Cash and deposits
 with banks                              37.5              16.7              17.9            0.8              -             72.9
Securities                                  -               2.6                 -              -           60.6             63.2
Credit to the public                    400.2             616.3           6,597.1           67.1              -          7,680.7
Credit to governments                       -              10.2              33.7           15.1              -             59.0
Fixed assets                                -                 -                 -              -            1.2              1.2
Other assets                             13.1                 -                 -              -            2.5             15.6
Perpetual deposits with
 the Israeli Treasury                       -             828.2                 -              -              -            828.2
                                      -------           -------           -------           ----           ----          -------

Total assets                            450.8           1,474.0           6,648.7           83.0           64.3          8,720.8
                                      -------           -------           -------           ----           ----          -------

LIABILITIES
Deposits of the public                   87.8              78.6              11.5            0.3              -            178.2
Deposits of banks                     1,033.7                 -                 -           15.1              -          1,048.8
Deposits of
 the Government                             -             356.4           6,526.6              -              -          6,883.0
Perpetual deposit                         0.1                 -                 -              -              -              0.1
Capital notes                               -                 -              26.9              -              -             26.9
Other liabilities                        15.1              37.7               1.8              -            1.8             56.4
                                      -------           -------           -------           ----           ----          -------

Total liabilities                     1,136.7             472.7           6,566.8           15.4            1.8          8,193.4
                                      -------           -------           -------           ----           ----          -------

Difference                             (685.9)          1,001.3              81.9           67.6           62.5            527.4

Forward transactions, net               177.9             (44.9)            (59.7)         (73.3)             -                -
Out-of-the-money options,
 net (in terms of underlying
 asset)                                   2.9                 -              (2.9)             -              -                -
                                      -------           -------           -------           ----           ----          -------

Total                                  (505.1)            956.4              19.3           (5.7)          62.5            527.4
                                      =======           =======           =======           ====           ====          =======
Out-of-the-money options,
 net (discounted par value)              14.5                 -             (14.5)             -              -                -
                                      =======           =======           =======           ====           ====          =======

                                      101

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2004
                                   --------------------------------------------------------------------------------------------
                                                                      FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                        THERETO
                                   -------------------------           -----------------------
                                                    LINKED TO            US              OTHER       NON-MONETARY
                                  UNLINKED           THE CPI           DOLLAR         CURRENCIES        ITEMS            TOTAL
                                   -------           -------           -------           -----           ----          -------
                                 NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   -------           -------           -------           -----           ----          -------

ASSETS
Cash and deposits
 with banks                           46.1              22.5              47.6             1.7              -            117.9
Securities                             0.6               3.1                 -               -           56.3             60.0
Credit to the public                 708.7             717.1           6,450.0           117.6              -          7,993.4
Credit to governments                    -              12.4              36.2            24.1              -             72.7
Fixed assets                             -                 -                 -               -            1.9              1.9
Other assets                          22.4                 -                 -               -            3.6             26.0
Perpetual deposits with
 the Israeli Treasury                    -             806.5                 -               -              -            806.5
                                   -------           -------           -------           -----           ----          -------

Total assets                         777.8           1,561.6           6,533.8           143.4           61.8          9,078.4
                                   -------           -------           -------           -----           ----          -------

LIABILITIES
Deposits of the public               198.3             148.8              53.0             5.2              -            405.3
Deposits of banks                  1,403.9                 -                 -            24.1              -          1,428.0
Deposits of
 the Government                          -             372.4           6,282.2               -              -          6,654.6
Perpetual deposit                      0.1                 -                 -               -              -              0.1
Capital notes                            -                 -              25.3               -              -             25.3
Other liabilities                     17.5              33.8               1.8             2.4            1.3             56.8
                                   -------           -------           -------           -----           ----          -------

Total liabilities                  1,619.8             555.0           6,362.3            31.7            1.3          8,570.1
                                   -------           -------           -------           -----           ----          -------

Difference                          (842.0)          1,006.6             171.5           111.7           60.5            508.3

Forward transactions, net            376.9            (143.0)           (121.5)         (112.4)             -                -
In-the-money options, net
 (in terms of underlying
 asset)                               29.3                 -             (29.3)              -              -                -

Total                               (435.8)            863.6              20.7            (0.7)          60.5            508.3
                                   =======           =======           =======           =====           ====          =======
In-the-money options, net
(discounted par value)                36.1                 -             (36.1)              -              -                -
                                   =======           =======           =======           =====           ====          =======

                                      102

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                         DECEMBER 31, 2005
                                                --------------------------------------------------------------------------------------------------------------------------------------------
                                              ON DEMAND   FROM ONE   FROM THREE    FROM ONE   FROM TWO   FROM THREE  FROM FOUR  FROM FIVE  FROM TEN   OVER     TOTAL     WITHOUT      TOTAL
                                              AND UP TO   TO THREE    MONTHS TO     TO TWO    TO THREE    TO FOUR    TO FIVE     TO TEN   TO TWENTY  TWENTY    CASH     MATURITY  BALANCE SHEET
                                              ONE MONTH     MONTHS    ONE YEAR      YEARS       YEARS      YEARS      YEARS      YEARS      YEARS     YEARS    FLOWS      DATE(2)   AMOUNT (3)
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
                                                 NIS         NIS         NIS         NIS         NIS        NIS       NIS         NIS        NIS       NIS        NIS       NIS        NIS
                                               MILLIONS   MILLIONS     MILLIONS    MILLIONS    MILLIONS  MILLIONS  MILLIONS    MILLIONS   MILLIONS  MILLIONS  MILLIONS   MILLIONS   MILLIONS
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------

UNLINKED ISRAELI CURRENCY
Assets                                           61.3        18.2        46.5         24.6       32.2       10.8       7.1          5.8          -         -     206.5      285.9      450.8
Liabilities                                      70.0        37.3       135.2        311.9      114.0          -         -            -          -         -     668.4   (4)562.5    1,136.7
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                       (8.7)      (19.1)      (88.7)      (287.3)     (81.8)      10.8       7.1          5.8          -         -    (461.9)    (276.6)    (685.9)
Derivative instruments
 excluding options                              151.5        10.2        19.6            -          -          -         -            -          -         -     181.3          -      181.3
Options (in terms of underlying asset)            2.9           -           -            -          -          -         -            -          -         -       2.9          -        2.9
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                           22.9        21.1       104.5        122.2       96.7       86.2      77.1        220.7       83.7         -     835.1      828.2    1,474.0
Liabilities                                      15.4        21.6        94.7         54.7       52.2       49.5      48.4        136.0        3.6         -     476.1       36.7      472.7
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                        7.5        (0.5)        9.8         67.5       44.5       36.7      28.7         84.7       80.1         -     359.0      791.5    1,001.3
Derivative instruments
 excluding options                              (15.4)      (10.3)      (19.7)           -          -          -         -            -          -         -     (45.4)         -      (45.4)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                           25.4       184.4       609.9        691.2      673.3      666.7     659.1      3,225.7    4,649.5         -  11,385.2       23.7    6,731.7
Liabilities                                      10.2       174.5       534.7        674.9      662.7      658.1     653.5      3,208.3    4,646.4         -  11,223.3        1.8    6,582.2
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                       15.2         9.9        75.2         16.3       10.6        8.6       5.6         17.4        3.1         -     161.9       21.9      149.5
Derivative instruments
 excluding options                             (133.0)          -           -            -          -          -         -            -          -         -    (133.0)         -     (133.0)
Options                                          (2.9)          -           -            -          -          -         -            -          -         -      (2.9)         -       (2.9)
NON-MONETARY ITEMS
Assets                                            0.4         0.8         1.3            -          -          -         -            -          -         -       2.5       62.2       64.3
Liabilities                                       0.3         0.5         0.8          0.2          -          -         -            -          -         -       1.8          -        1.8
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                        0.1         0.3         0.5         (0.2)         -          -         -            -          -         -       0.7       62.2       62.5

TOTAL AS AT DECEMBER 31, 2005
ASSETS                                          110.0       224.5       762.2        838.0      802.2      763.7     743.3      3,452.2    4,733.2         -  12,429.3    1,200.0    8,720.8
LIABILITIES                                      95.9       233.9       765.4      1,041.7      828.9      707.6     701.9      3,344.3    4,650.0         -  12,369.6      601.0    8,193.4
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
DIFFERENCE                                       14.1        (9.4)       (3.2)      (203.7)     (26.7)      56.1      41.4        107.9      123.2         -      59.7      599.0      527.4
                                                =====       =====       =====      =======      =====      =====     =====      =======    =======  ========  ========    =======    =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                                3.1        (0.1)       (0.1)           -          -          -         -            -          -         -       2.9          -          -
OPTIONS (IN TERMS OF UNDERLYING ASSET)              -           -           -            -          -          -         -            -          -         -         -          -          -

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 293.4 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                      103

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                         DECEMBER 31, 2004
                                                --------------------------------------------------------------------------------------------------------------------------------------------
                                              ON DEMAND   FROM ONE   FROM THREE    FROM ONE   FROM TWO   FROM THREE  FROM FOUR  FROM FIVE  FROM TEN   OVER     TOTAL     WITHOUT      TOTAL
                                              AND UP TO   TO THREE    MONTHS TO     TO TWO    TO THREE    TO FOUR    TO FIVE     TO TEN   TO TWENTY  TWENTY    CASH     MATURITY  BALANCE SHEET
                                              ONE MONTH     MONTHS    ONE YEAR      YEARS       YEARS      YEARS      YEARS      YEARS      YEARS     YEARS    FLOWS      DATE(2)   AMOUNT (3)
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
                                                 NIS         NIS         NIS         NIS         NIS        NIS       NIS         NIS        NIS       NIS       NIS       NIS         NIS
                                               MILLIONS   MILLIONS     MILLIONS    MILLIONS    MILLIONS  MILLIONS  MILLIONS    MILLIONS   MILLIONS  MILLIONS  MILLIONS   MILLIONS    MILLIONS
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
UNLINKED ISRAELI CURRENCY
Assets                                          114.9        44.2        84.4       48.8         17.5       25.6       7.6         11.2           -       -      354.2       471.4      777.8
Liabilities                                      35.4        26.2       212.4        7.9            -          -         -            -           -       -      281.9  (4)1,371.5    1,619.8
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                       79.5        18.0      (128.0)      40.9         17.5       25.6       7.6         11.2           -       -       72.3      (900.1)    (842.0)
Derivative instruments
 excluding options                              241.9        25.2       121.9          -            -          -         -            -           -       -      389.0           -      376.9
Options (in terms of underlying asset)              -        30.0           -          -            -          -         -            -           -       -       30.0           -       29.3
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                           16.3        22.5       108.2      140.9        120.0       97.2      85.0        288.8       101.9     0.9      981.7       806.5    1,561.6
Liabilities                                       5.9        17.2        98.7      118.4         53.5       50.9      48.3        179.0         4.1       -      576.0        32.5      555.0
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                       10.4         5.3         9.5       22.5         66.5       46.3      36.7        109.8        97.8     0.9      405.7       774.0    1,006.6
Derivative instruments
 excluding options                                  -       (25.3)      (119.8)        -            -          -         -            -           -       -     (145.1)          -     (143.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                           79.7       149.6       574.9      728.5        652.7      632.9     627.1      3,046.6     4,899.6    60.4   11,452.0        56.5    6,677.2
Liabilities                                      44.7       141.5       501.2      650.7        632.7      620.3     616.0      3,015.2     4,887.4    60.4   11,170.1         1.8    6,394.0
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                       35.0         8.1        73.7       77.8         20.0       12.6      11.1         31.4        12.2       -      281.9        54.7      283.2
Derivative instruments
 excluding options                             (235.0)       (1.3)          -          -            -          -         -            -           -       -     (236.3)          -     (233.9)
Options                                             -       (29.3)          -          -            -          -         -            -           -       -      (29.3)          -      (29.3)
NON-MONETARY ITEMS
Assets                                            0.6         1.2         1.8          -            -          -         -            -           -       -        3.6        58.2       61.8
Liabilities                                       0.2         0.8         0.3          -            -          -         -            -           -       -        1.3           -        1.3
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                        0.4         0.4         1.5          -            -          -         -            -           -       -        2.3        58.2       60.5

TOTAL AS AT DECEMBER 31, 2004
ASSETS                                          211.5       217.5       769.3      918.2        790.2      755.7     719.7      3,346.6     5,001.5    61.3   12,791.5     1,392.6    9,078.4
LIABILITIES                                      86.2       185.7       812.6      777.0        686.2      671.2     664.3      3,194.2     4,891.5    60.4   12,029.3     1,405.8    8,570.1
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
DIFFERENCE                                      125.3        31.8       (43.3)     141.2        104.0       84.5      54.4        152.4       110.0     0.9      761.2       (13.2)     508.3
                                                =====       =====       =====      =====        =====      =====     =====      =======     =======    ====   ========     =======    =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                                6.9        (1.4)        2.1          -            -          -         -            -           -       -        7.6           -          -
OPTIONS (IN TERMS OF UNDERLYING ASSET)              -         0.7           -          -            -          -         -            -           -       -        0.7           -          -

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 516.4 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the credit line that was provided by the Bank of
     Israel. In accordance with the terms of the credit line as at December 31
     2004, this balance was to be repaid by the Government by means of a monetary transfer to the Bank of Israel within a period of 12 months beginning from July 2005. Since a downward trend was not determined for the credit line from this date, its amount on the aforementioned date was included in the "Without maturity date" column.

                                      104

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                                        DECEMBER 31     DECEMBER 31
                                                           2005            2004
                                                           -----          -----
                                                          REPORTED       REPORTED
                                                          AMOUNTS         AMOUNTS
                                                           -----          -----
                                                       NIS MILLIONS    NIS MILLIONS
                                                           -----          -----

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                                 171.6          179.9
Guarantees to home purchasers                               49.8           91.0
Other guarantees and liabilities                            17.4           25.1
Documentary credit                                             -            2.9
Unutilized revolving credit facilities                       1.7            0.3
Irrevocable commitments to grant
 credit facilities, approved but not yet executed              -            0.8

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 17A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2006. The annual rental payment, which is linked to the CPI, amounts to NIS 0.9 million. The Bank has an option to extend the rental period by an additional three years. The rental payment, which is linked to the
          CPI, will be raised by 5% in the additional period.

     3.   As at January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of three years, with an option for an extension by an additional two years. In 2006 the cost of the service will amount to
          NIS 2.6 million. In the event that the Bank decides to extend the agreement by the additional two years, as aforementioned, the cost of service for each additional year will amount to NIS 2.4 million.

     4.   The Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to U.S.$ 20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The investment in them is presented under the "Securities"
          item. The major part of the investments made by these funds is in the credit component. The balance of these liabilities as at balance sheet date amounts to U.S.$ 4.2 million.

                                      105

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1)   The Company issued to its officers and directors a writ of indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002. According to the writ of
          indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the writ of indemnification including, inter alia, the following events:

          o    The issuance of securities.

          o    Using voting rights and rights to appoint directors in a company in which the Bank held and/or will hold shares and/or in another company and/or business venture in which the Bank has or will invest.

          o    Voting for or against any decision of the board of directors, a committee, etc., of a company, entity or venture as
               aforementioned.

          o    The realizing of collateral provided to the Bank.

          o    The approval of credit and/or the provision of credit and other actions as part of the Bank's permissible business in accordance with the Banking Law (Licensing) - 1981.

          o    The holding of assets in trust.

          o    The providing of an underwriting commitment.

          o    A transaction in assets executed by the Bank for itself.

          o    The issuance of a report or notice as required by law.

          o    The receipt of licenses and permits.

          o    Events connected to employee-employer relations.

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the aforementioned writ of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640,300,000, meaning no more than NIS 160,075,000, linked to the CPI published in respect of March 2002. The writ of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the writ of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned writ of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing writs of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain.

                                      106

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS (CONT'D)

          In May 2003, the Audit Committee and the Board of Directors of the
          Bank approved the applicability of the indemnification writ to an additional director whose appointment ended prior to July 11, 2002.

     2)   On June 11, 2003, the Bank issued a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against them and the Bank in
          February 2003 and the details of which are presented in section D hereunder. As stated hereunder the suit was dismissed.

     3)   On November 1, 2004 the Bank issued a writ of indemnification to an employee of the Bank in connection with a claim that was filed in
          March 2004 against her, the Bank and additional senior officers of the
          Bank, which for purposes of court fees was set at NIS 1 million.
          Details of this claim are presented in section D hereunder.

     4)   On July 17, 2005 the Bank issued a writ of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank has taken legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     5)   On December 20, 2005 the Bank issued a writ of indemnification to the receiver that was appointed at the request of the Bank to a construction project that was financed by the Bank, with respect to a claim in the amount of NIS 1,356,459 that was filed against him (as the receiver) and against the Bank, details of which are provided in section D hereunder.

     6)   On February 11, 2005 the Bank issued a writ of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The writ of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

     Legal actions, including a motion to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the motion to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

                                      107

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The
          Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On
          May 26, 2005 a hearing was held on the motion but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the Tel Aviv-Jaffa District Court a legal action against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1,
          2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the
          Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of
          extraordinary events and/or matters occurred that indicated that the
          Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed.
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a bankers policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the bankers policy notified the Bank that the bankers policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter.

                                      108

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The
          Bank transferred the handling of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf.
          The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On May 17, 2005 the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents. The appeal was heard on
          December 25, 2005 and as yet no ruling has been handed down.

     3)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the
          Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, based on the assumption that if the Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the
          Treasury.

                                      109

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     4)   In February 2006 a motion was filed with the Haifa District Court against the Bank, a receiver that was appointed at the request of the
          Bank over a shopping mall that was financed by the Bank and the company that purchased the shopping mall from the receiver. The petitioning company contends that at the time it had sold the rights in the land of the shopping mall to the company that had constructed it, that the construction company still owes it, as part of the sale consideration, space in the shopping center that is worth $ 260,000 plus VAT and that the Bank had at the time confirmed to it that the liens it had created in favor of the Bank on the rights in the land of the shopping mall are subject to the construction company keeping this commitment. In the motion, the Court is requested, inter alia, to order the cancellation of the sale of the shopping mall by the receiver or to order that the money from the sale not be transferred to the Bank, until guaranteeing the rights of the petitioning company to receive $ 260,000 plus VAT and compensation in the amount of NIS
          1,200,000, the amount provided in the sale agreement between the petitioning company and the construction company as agreed compensation in the event of a material breach. The handling of the motion was transferred to the care of an attorney acting on behalf of the Bank.

     5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1,356,459 against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank.

     6)   In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 410 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

                                      110

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     7)   In March 2004 three companies that are customers of the Bank filed a claim with the Tel Aviv-Jaffa District Court for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings
          (against one of which a ruling was handed down in favor of the Bank and became final in January 2005 and against the other two a permanent receiving order was issued in December 2005 at the request of the
          Bank), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     8)   In January 2004 a counterclaim in the amount of NIS 1,250,000 was filed against the Bank with the Tel Aviv-Jaffa District Court in the framework of a claim the Bank had filed against a company that had constructed a commercial and residential project with the financing of the Bank and against the guarantors for its debt. The plaintiffs in the counterclaim are one of the responding guarantors and a company he owns, and they contend that the Bank had breached the guarantee contract between it and the counter plaintiff, that the Bank had agreed to changes in the project and to increase the credit to the project without the knowledge of the counter plaintiff and that the
          Bank had also been negligent in the financing it had provided for the project. The counter plaintiffs contend that they incurred various damages as a result of the acts of commission and omission they attribute to the Bank, including the loss of their investment in the company that had constructed the project, and they state that in order to pay less court fees (while reserving their right to amend the amount of the claim) they set their claim at the amount of NIS
          1,250,000. The Bank has transferred the matter of the counterclaim to an attorney acting on its behalf.

     9)   In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     10)  In February 2003, the Bank was served with a suit that was filed with the Tel Aviv-Jaffa District Court in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 different defendants, including the Israeli Ministry of Industry and Trade, the Israeli Ministry of Finance, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants to the company.
          The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage.

                                      111

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          Nevertheless, the attorneys of the insurer carrying the Bank's bankers policy have notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf. On January 31, 2005 the Court denied the motion of the plaintiffs to be exempted from court fees and ruled that if the fees are not paid by March 1, 2005 the claim would be dismissed. Since the fees were not paid the claim was dismissed. The plaintiffs filed an appeal on the denial of their motion for exemption from court fees and on June 7, 2005 the Court rejected their appeal. On September 18,
          2005 the plaintiffs filed an appeal with the Supreme Court on the dismissal of the claim and the denial of their motion for exemption from court fees. Since the appeal was submitted late, the plaintiffs submitted with it a request to extend the date for filing an appeal.
          On October 26, 2005 the Supreme Court Registrar denied their request for an extension. To the best of the Bank's knowledge, since then no additional legal proceedings have been initiated by the plaintiff.

     11)  In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former sub-subsidiary of the
          Bank. The claim was transferred to an attorney and a defense brief was submitted. The insurers carrying the directors and senior officers liability insurance policy have recently notified the Bank that in their opinion the claim does not have insurance coverage, but the
          Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     12)  In December 1999, the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United
          Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the
          State of Israel had filed with the Tel Aviv-Jaffa District Court against Mizrahi concerning grants and loans, which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the
          Bank was negligent in preparing the surveys that were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the
          State and/or Mizrahi as a result of the collapse of the group. The
          Bank rejects the claims raised by Mizrahi. On December 19, 2005 the
          Court gave judicial force to a compromise that was signed between the various parties in the aforementioned proceedings, by which the claim of Mizrahi against the Bank was rejected without the Bank being required to make any payments.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 33 million.

                                      112

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     E.   REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX

     On August 30, 2004 the Bank received a request from the Customs and VAT
     Department of the Ministry of Finance to provide agreements (including memorandums) that were signed by the Bank after June 1, 2003. The request was made following the amendment of the Stamp Tax Law, which came into effect on June 1, 2003, and which provided the identity of the parties required to pay stamp tax in respect of documents that were subject to the tax but for which no provision had been made until then about who is required to pay it. It is noted that following the adoption and implementation of the Bank's "Run-off" plan, the Bank has significantly reduced its activities and even before June 1, 2003 actually stopped providing any new credit, and along with the collection of existing credit has handled, in certain cases, the restructuring or extension of credit.
     The stamp tax on loan agreements was cancelled as from January 1, 2005 and was annulled completely (in respect of all documents) as from January 1,
     2006. In 2005 the High Court of Justice denied motions that were submitted to it against the aforementioned amendment to stamp tax and the manner of its enforcement.

     The aforementioned request to provide agreements that was received by the
     Bank was transferred to the examination of outside legal counsel, who also reviewed, in the opinion they provided, agreements customarily used by the
     Bank.

     In the opinion of Management of the Bank, which is based on the legal opinion it received, there is sound basis that:

     1.   To the extent that tax is required with respect to credit agreements signed before June 1, 2003, the requirement applies to the agreements and not to the parties to the agreement.

     2.   And to the extent that tax is required with respect to credit agreements signed by the Bank after June 1, 2003, with respect to most of the relevant agreements, this requirement applies to the customers who were party to these agreements and not to the Bank.

     In light of the aforementioned no provision was recorded in the books of the Bank.

                                      113

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                         DECEMBER 31     DECEMBER 31
                                                            2005            2004
                                                            -----          -----
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                            -----          -----
                                                        NIS MILLIONS    NIS MILLIONS
                                                            -----          -----

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                   343.0          382.5
CPI linked Israeli currency                                   4.7            1.3
Foreign currency                                            205.4          199.7
                                                            -----          -----

Total                                                       553.1          583.5
                                                            =====          =====

     *    Credit and deposits from deposits the repayment of which to the depositor is contingent upon the collection of credit (or deposits).
          The Bank presently has no interest margin or collection commission with respect to the handling of such credit.

     **   The aforementioned credit and deposits mainly derive from agreements that were made with the State regarding the granting of credit as follows:

          -    Loans intended for research and development.

          -    Loans in the framework of the fund for small businesses.

          -    Loans that were granted in the framework of Amendment 39 of the
               Law for the Encouragement of Capital Investments.

     As at December 31, 2005 the activity based on the extent of collection includes past due balances amounting to NIS 548.4 million (December 31,
     2004 - NIS 574.9 million).

     G.   ANNUAL REPORTING IN THE U.S.

     Since the Bank had in the past issued its securities to holders in the
     U.S., the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC).
     The Bank has for decades submitted this annual report on a form known as
     20F. As part of the annual report to the SEC the Bank has to fulfill various reporting and disclosure requirements that are not applicable in
     Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (US GAAP). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and US GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to US GAAP. The Bank used to include the qualitative note regarding the differences between Israeli GAAP and US
     GAAP in its financial statements in the USA, but it did not include the quantitative note.

                                      114

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     G.   ANNUAL REPORTING IN THE U.S. (CONT'D)

     One of the requirements applicable in the U.S. is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements that were submitted by the Bank in the U.S. in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to U.S. GAAP. After the
     Bank's legal counsel in the U.S. examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the USA, the Bank began preparing to submit its annual report for
     2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January
     19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to U.S. GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the U.S., including the non-inclusion of an auditors'
     report as aforementioned, and the delay in filing the annual report for
     2003, may expose the Bank to sanctions and/or claims on the part of various parties. The report regarding 2004 was filed on time.

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                           DECEMBER 31, 2005             DECEMBER 31, 2004
                           -------------------          --------------------
                        CPI/SHEKEL      FOREIGN       CPI/SHEKEL      FOREIGN
                         INTEREST      CURRENCY        INTEREST       CURRENCY
                         CONTRACTS     CONTRACTS       CONTRACTS      CONTRACTS
                           -----         -----          -----          -----
                             REPORTED AMOUNTS             REPORTED AMOUNTS
                           -------------------          --------------------
                       NIS MILLIONS  NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                           -----         -----          -----          -----

Options purchased              -          14.5              -           36.2
Forward contracts           45.8         136.7          145.0          343.9
                           -----         -----          -----          -----

Total                       45.8         151.2          145.0          380.1
                           =====         =====          =====          =====

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                      115

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                   DECEMBER 31, 2005           DECEMBER 31, 2004
                                  -------------------        --------------------
                               CPI/SHEKEL      FOREIGN     CPI/SHEKEL     FOREIGN
                                INTEREST      CURRENCY     INTEREST       CURRENCY
                                CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                                  -----         -----        -----          -----
                                    REPORTED AMOUNTS           REPORTED AMOUNTS
                                  -------------------        --------------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -----         -----        -----          -----

Gross positive fair value            -           3.5          1.4           9.5
Gross negative fair value          0.5             -          0.1           2.4
                                   ---           ---          ---           ---

Total                             (0.5)          3.5          1.3           7.1
                                   ===           ===          ===           ===

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                        DECEMBER 31, 2005
                                                                -------------------------------
                                                                        REPORTED AMOUNTS
                                                                -------------------------------
                                                                          NIS MILLIONS
                                                                -------------------------------
                                                                BANKS    CENTRAL BANKS     TOTAL
                                                                ----          ----         ----

Gross positive fair value of derivative instruments              3.5             -          3.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                          18.2           1.4         19.6
                                                                ----          ----         ----

Total credit risk in respect of derivative instruments          21.7           1.4         23.1
                                                                ====          ====         ====

                                                       DECEMBER 31, 2004
                                                --------------------------------
                                                       REPORTED AMOUNTS
                                                --------------------------------
                                                         NIS MILLIONS
                                                --------------------------------
                                                BANKS    CENTRAL BANKS     TOTAL
                                                ----          ----          ----

Gross positive fair value
 of derivative instruments                       1.4           9.5          10.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)          25.7          26.8          52.5
                                                ----          ----          ----

Total credit risk in respect of
 derivative instruments                         27.1          36.3          63.4
                                                ====          ====          ====

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                      116

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                 DECEMBER 31, 2005
                                       ----------------------------------
                                                 REPORTED AMOUNTS
                                       ----------------------------------
                                      UP TO        FROM 3 MONTHS
                                     3 MONTHS       TO 1 YEAR       TOTAL
                                       -----          -----         -----
                                   NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                       -----          -----         -----

CPI/Shekel interest contracts           25.3           20.5          45.8
Foreign currency contracts             151.2              -         151.2
                                       -----          -----         -----

Total                                  176.5           20.5         197.0
                                       =====          =====         =====

                                                DECEMBER 31, 2004
                                       -----------------------------------
                                                REPORTED AMOUNTS
                                       -----------------------------------
                                       UP TO       FROM 3 MONTHS
                                     3 MONTHS       TO 1 YEAR        TOTAL
                                       -----          -----          -----
                                   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                       -----          -----          -----

CPI/Shekel interest contracts           25.0          120.0          145.0
Foreign currency contracts             380.1              -          380.1
                                       -----          -----          -----

Total                                  405.1          120.0          525.1
                                       =====          =====          =====

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available.
     Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk intrinsic to the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

                                      117

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

     Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern.
     Furthermore, considering the wide range of valuation and estimation techniques which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank needed a credit line from the
     Bank of Israel. The credit line from the Bank of Israel bears the Bank of
     Israel rate of interest. The discount rate of the cash flows of the deposits raised by the Bank is set, for purposes of the fair value of the liabilities, on the basis of the said interest rates.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk intrinsic in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 57.6 million (on December 31, 2004 - NIS 67.7 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the
     Bank, prevailing as at balance sheet date.

                                      118

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     DERIVATIVE FINANCIAL INSTRUMENTS - Instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market.
     Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the intrinsic risk of the financial instrument (market risk, credit risk etc.).

     FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL
     INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT
     VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

     Following are balances and fair value estimates of financial instruments:

                                                           DECEMBER 31, 2005
                                      ----------------------------------------------------------
                                                BALANCE SHEET AMOUNTS
                                      -----------------------------------------
                                                        OTHER
                                     FINANCIAL        FINANCIAL
                                    INSTRUMENTS(1)  INSTRUMENTS(2)       TOTAL          FAIR VALUE
                                      -------          -------          -------          -------
                                                           REPORTED AMOUNTS
                                      ----------------------------------------------------------
                                    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -------          -------          -------          -------
FINANCIAL ASSETS
Cash and deposits with banks             56.2             16.7             72.9             73.2
Securities                               62.5              0.7             63.2             63.2
Credit to the public                    486.7          7,194.0          7,680.7          7,669.4
Credit to governments                     1.8             57.2             59.0             60.0
Other financial assets                    6.0                -              6.0              6.0
Perpetual deposits with the
 Israeli Treasury                       828.2                -            828.2            828.2
                                      -------          -------          -------          -------

Total financial assets                1,441.4          7,268.6          8,710.0          8,700.0
                                      =======          =======          =======          =======

FINANCIAL LIABILITIES
Deposits of the public                  106.9             71.3            178.2            180.0
Deposits of banks                     1,033.7             15.1          1,048.8          1,048.1
Deposits of the Government
 and a perpetual deposit                  0.1          6,883.0          6,883.1          6,877.4
Capital notes                               -             26.9             26.9             27.3
Other financial liabilities              22.0                -             22.0             22.0
                                      -------          -------          -------          -------

Total financial liabilities           1,162.7          6,996.3          8,159.0          8,154.8
                                      =======          =======          =======          =======

     (1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

                                      119

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                         DECEMBER 31, 2004
                                      ----------------------------------------------------------
                                               BALANCE SHEET AMOUNTS
                                      -----------------------------------------
                                                       OTHER
                                     FINANCIAL        FINANCIAL
                                   INSTRUMENTS(1)   INSTRUMENTS(2)       TOTAL         FAIR VALUE
                                      -------          -------          -------          -------
                                                           REPORTED AMOUNTS
                                      ----------------------------------------------------------
                                   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -------          -------          -------          -------

FINANCIAL ASSETS
Cash and deposits with banks             95.4             22.5            117.9            118.4
Securities                               56.6              3.4             60.0             60.0
Credit to the public                    857.5          7,135.9          7,993.4          8,016.2
Credit to governments                       -             72.7             72.7             74.1
Other financial assets                   13.0                -             13.0             13.0
Perpetual deposits with the
 Israeli Treasury                       806.5                -            806.5            806.5
                                      -------          -------          -------          -------

Total financial assets                1,829.0          7,234.5          9,063.5          9,088.2
                                      =======          =======          =======          =======

FINANCIAL LIABILITIES
Deposits of the public                  116.5            288.8            405.3            408.5
Deposits of banks                     1,403.9             24.1          1,428.0          1,428.3
Deposits of the Government
 and a perpetual deposit                  0.1          6,654.5          6,654.6          6,656.0
Capital notes                               -             25.3             25.3             27.0
Other financial liabilities              23.0                -             23.0             23.0
                                      -------          -------          -------          -------

Total financial liabilities           1,543.5          6,992.7          8,536.2          8,542.8
                                      =======          =======          =======          =======

     (1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

                                      120

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES

     "Related Parties" and "Interested Parties" of the Bank, as defined in
     Opinion No. 29 of the Institute of Certified Public Accountants in Israel
     and the Securities Regulations (Preparation of Annual Financial Statements)
     - 1993, are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank
     Ltd.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank
     and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                                   DECEMBER 31, 2005                                      DECEMBER 31, 2004
                                  --------------------------------------------------- ---------------------------------------------------
                                     AFFILIATES AND THEIR         DIRECTORS AND        AFFILIATES AND THEIR         DIRECTORS AND
                                      RELATED COMPANIES          GENERAL MANAGER        RELATED COMPANIES           GENERAL MANAGER
                                  ------------------------- ------------------------- ------------------------- -------------------------
                                                  HIGHEST     BALANCE AT   HIGHEST     BALANCE AT    HIGHEST      BALANCE AT   HIGHEST
                                    BALANCE AT    BALANCE      BALANCE     BALANCE      BALANCE      BALANCE       BALANCE     BALANCE
                                  BALANCE SHEET  DURING THE     SHEET     DURING THE     SHEET      DURING THE      SHEET     DURING THE
                                      DATE        YEAR(1)       DATE       YEAR(1)       DATE        YEAR(1)        DATE        YEAR(1)
                                  ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                                            REPORTED AMOUNTS
                                  -------------------------------------------------------------------------------------------------------
                                  NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                  ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

ASSETS
Credit to the public                  0.3          0.4            -            -          0.4          17.5            -            -

LIABILITIES
Deposits of the public                  -          0.1            -          0.6          0.1           0.1          0.6          0.6
Other liabilities                       -            -          0.2          0.2            -             -          0.1          0.1

CREDIT RISK IN OFF-BALANCE
 SHEET FINANCIAL INSTRUMENTS            -            -            -            -            -           0.7            -            -

     (1)  On the basis of the balances at the end of each month.

                                      121

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                        2005           2004
                                    ------------   ------------
                                    DIRECTORS AND  DIRECTORS AND
                                       GENERAL       GENERAL
                                       MANAGER       MANAGER
                                    ------------   ------------
                                         REPORTED AMOUNTS
                                    ---------------------------
                                    NIS MILLIONS   NIS MILLIONS
                                    ------------   ------------

Profit from financing
 operations before allowance
 for doubtful debts (1)                     -            -
Allowance for doubtful debts                -            -
Operating and other expenses (2)          2.4          1.0

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     C.   BENEFITS TO INTERESTED PARTIES

                                             2005                      2004
                                   ------------------------  ------------------------
                                          DIRECTORS AND            DIRECTORS AND
                                         GENERAL MANAGER         GENERAL MANAGER
                                   ------------------------  ------------------------
                                        REPORTED AMOUNTS         REPORTED AMOUNTS
                                   ------------------------  ------------------------
                                                  NUMBER OF                 NUMBER OF
                                   NIS MILLIONS  RECIPIENTS  NIS MILLIONS  RECIPIENTS
                                   ------------  ----------  ------------  ----------

Interested parties employed by
 the Bank (1)                           1.7           2       (2)0.2           2
Fees to directors not employed
 by the Bank                            0.7          10          0.8          11

     (1)  Not including VAT on salaries.

     (2)  Including changes in provisions relating to the period in which, as the Board of Directors believes, the services of the Chairman of the
          Board and of the General Manager will possibly no longer be required.

     See Note 17A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                      122

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES

                                                        2005              2004             2003
                                                      --------          --------         --------
                                                                    REPORTED AMOUNTS
                                                      --------------------------------------------
                                                   NIS MILLIONS       NIS MILLIONS     NIS MILLIONS
                                                      --------          --------         --------

Income deriving from credit to the public                    -                 -                -
Expenses deriving from deposits of the public                -                 -                -
                                                      --------          --------         --------
Net results from financing operations
 before allowance for doubtful debts                         -                 -                -
                                                      ========          ========         ========

     Definitions in this note:

     -    Interested parties - as defined in Paragraph 1 of the definition of an
          "interested party in a company" in Section 1 of the Securities Law.

     -    Related party - as defined in Opinion 29 of the Institute of Certified
          Public Accountants in Israel.

     -    Directors and General Manager - including their spouses and minors
          (Opinion 29 of the Institute of Certified Public Accountants in
          Israel).

     E.   CREDIT TO THE ISRAEL ELECTRIC CORPORATION LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank has provided long-term credit to the Israel Electric Corporation
     Ltd. which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As at
     December 31, 2005 the balance of the credit was NIS 6,405 million (as at
     December 31, 2004 - NIS 6,167 million). Income in the total amount of NIS
     854 million was recorded in respect of the aforementioned credit in 2005 compared with NIS 364 million in 2004, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said years.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2005 the overall balance of the Government deposits amounted to NIS 6,883 million compared with NIS
     6,655 million as at December 31, 2004. Financing expenses in the amount of
     NIS 902 million were recorded in 2005 in respect of the Government deposits compared with NIS 385 million in 2004.

                                      123

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 22 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                               2005             2004            2003
                                                               -----           -----           -----
                                                                         REPORTED AMOUNTS
                                                               -------------------------------------
                                                           NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                               -----           -----           -----
A. INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                           979.3           524.7           143.0
Credit to governments                                            1.0             1.1            (3.8)
Deposits with Bank of Israel                                     0.1               -             0.3
Deposits with banks                                              8.2             2.9            (0.6)
Debentures                                                       0.3             0.6             1.1
                                                               -----           -----           -----
                                                               988.9           529.3           140.0
                                                               -----           -----           -----

B. (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                         (15.4)          (24.0)          (32.3)
Deposits of the Government                                    (901.7)         (385.0)           59.8
Deposits of Bank of Israel                                     (43.0)          (72.6)         (196.2)
Deposits of banks                                                0.7            (2.7)            4.4
                                                               -----           -----           -----
                                                              (959.4)         (484.3)         (164.3)
                                                               -----           -----           -----

C. INCOME DERIVING FROM DERIVATIVE FINANCIAL
   INSTRUMENTS
Net income from derivative instruments ALM *                     1.8             5.0            47.2
                                                               -----           -----           -----
                                                                 1.8             5.0            47.2
                                                               -----           -----           -----

D. OTHER INCOME AND EXPENSES
Commissions from financing operations                           13.4            14.7            16.7
Other financing income**                                        28.1            13.1            44.7
Other financing expenses                                       (11.2)          (11.6)          (14.2)
                                                               -----           -----           -----
                                                                30.3            16.2            47.2
                                                               -----           -----           -----
Total profit from financing operations before
 allowance for doubtful debts                                   61.6            66.2            70.1
                                                               =====           =====           =====

Including - exchange rate differences, net                      15.6            11.5             0.2
                                                               =====           =====           =====

E. RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)                0.3             0.6             1.1
Gain from sale of available-for-sale debentures
 (included in other financing income)                              -             0.5             0.7
                                                               -----           -----           -----

Total profit from investments in debentures                      0.3             1.1             1.8
                                                               =====           =====           =====

*    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes

**   Including income from interest collected in
      respect of problematic debts                              21.6            10.5             1.6
                                                               =====           =====           =====

                                      124

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 23 - OPERATING COMMISSIONS

                                                      2005         2004         2003
                                                      ----         ----         ----
                                                              REPORTED AMOUNTS
                                                       -----------------------------
                                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                      ----         ----         ----

Ledger fees (in Israeli and foreign currency)          1.1          1.6          2.3
Payment order system services                          0.1          0.2          0.5
Customer foreign trade transactions                    0.2          0.1          1.5
Credit handling and drafting of contracts              0.1          0.3          0.2
Computerized information services and
 confirmations                                         0.1          0.1          0.2
Other                                                  0.6          1.8          1.8
                                                       ---          ---          ---

Total operating commissions                            2.2          4.1          6.5
                                                       ===          ===          ===

NOTE 24 - GAINS ON INVESTMENTS IN SHARES

                                                             2005          2004          2003
                                                             ----          ----          ----
                                                                      REPORTED AMOUNTS
                                                             --------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                             ----          ----          ----

Gains on sale of available-for-sale shares                   11.3          38.0           8.5
Dividend from available-for-sale and trading shares             -           3.5           1.8
                                                             ----          ----          ----

Total gains on investments in shares                         11.3          41.5          10.3
                                                             ====          ====          ====

NOTE 25 - OTHER INCOME

                                   2005         2004          2003
                                   ----         ----          ----
                                          REPORTED AMOUNTS
                                   -------------------------------
                              NIS MILLIONS  NIS MILLIONS    NIS MILLIONS
                                   ----         ----          ----

Gains on severance funding          0.6          1.0          1.6
Other                               4.1          3.6          3.9
                                    ---          ---          ---

Total other income                  4.7          4.6          5.5
                                    ===          ===          ===

                                      125

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 26 - SALARIES AND RELATED EXPENSES

                                                  2005           2004           2003
                                                  -----         -----          -----
                                                            REPORTED AMOUNTS
                                                  ----------------------------------
                                              NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                                  -----         -----          -----

Salaries                                           14.5         *16.5           25.5
Severance pay, provident fund, pensions,
 further education fund, vacation pay,
 sick leave pay and long service bonuses            2.8         * 2.3            6.6
National insurance                                  0.8           0.9            1.5
Other related expenses                              0.1             -            0.1
                                                  -----         -----          -----

Total salaries and related expenses                18.2          19.7           33.7
                                                  =====         =====          =====

     *    Reclassified.

NOTE 27 - OTHER EXPENSES

                                                            2005          2004          2003
                                                            ----          ----          ----
                                                                     REPORTED AMOUNTS
                                                            --------------------------------
                                                        NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            ----          ----          ----

Marketing and advertising                                    0.1           0.1           0.2
Communications (postage, telephone,
 courier fees, etc.)                                         0.4           0.6           0.8
Computer (not including salaries and
 depreciation)                                               4.3           5.2           3.5
Office expenses                                              0.3           0.3           0.5
Insurance                                                    4.7           6.3           4.8
Professional services                                        4.8           6.3           7.0
Directors' fees (not including a director employed
 as a senior executive)                                      0.7           0.8           0.9
Staff training, further education, etc                         -             -           0.1
Other                                                        1.2           0.8           2.9
                                                            ----          ----          ----

Total other expenses                                        16.5          20.4          20.7
                                                            ====          ====          ====

                                      126

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 28 - TAXES ON INCOME

     A.   COMPOSITION:

                                        2005       2004        2003
                                        ----       ----        ----
                                             REPORTED AMOUNTS
                                        ---------------------------
                                   NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                        ----       ----        ----
Taxes for the current year                 -          -          -
Taxes in respect of prior years            -          -       (2.7)
                                         ---        ---        ---

Provision for taxes on income              -          -       (2.7)
                                         ===        ===        ===

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                           2005             2004             2003
                                                          -----            -----            -----
                                                                    REPORTED AMOUNTS
                                                          ---------------------------------------
                                                      NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                                          -----            -----            -----

Statutory tax rate                                        43.59%           45.76%           45.55%
                                                          =====            =====            =====

Tax (tax savings) at the valid statutory rate              (3.7)             0.6            (48.7)

Tax (tax savings) in respect of:
Differences from adjustment of monetary
  assets, net                                               2.2              0.2              1.2
General and supplementary allowances for
  doubtful debts                                           (5.2)            (8.9)            (2.5)
Non-deductible expenses                                     0.1              0.1              0.1
Exempt income                                                 -             (0.3)               -
Differences and tax benefits in respect of which
 deferred taxes had not been recorded, net                  3.6              4.8             38.1
Loss for purposes of profit VAT which
 cannot be set off                                          3.0              3.5             11.8
Taxes in respect of prior years                               -                -             (2.7)
                                                          -----            -----            -----

Tax expense reflected in the statement of income              -                -             (2.7)
                                                          =====            =====            =====

     C.   The Bank has been issued final tax assessments for all years through
          2000.

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 693 million (in 2004 - NIS 641 million).

                                      127

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 28 - TAXES ON INCOME (CONT'D)

     E.   In 2005 and 2004, the Bank recorded VAT on salaries receivable in the amounts of NIS 3.0 million and NIS 3.1 million, respectively, as a result of losses for purposes of VAT on profit.

     F.   On July 25, 2005 the Knesset passed the Law for the Amendment of the
          Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (hereinafter
          - Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of
          25%. Accordingly the statutory tax rate that will apply to the Bank will be 41.03% in the 2006 tax year, 39.32% in 2007, 37.61% in 2008,
          36.75% in 2009 and 35.90% in 2010.

NOTE 29 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                       DECEMBER 31      DECEMBER 31
                                                          2005            2004
                                                        -------          -------
                                                        REPORTED        REPORTED
                                                        AMOUNTS          AMOUNTS
                                                        -------          -------
                                                     NIS MILLIONS      NIS MILLIONS
                                                        -------          -------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                    6,619.4          6,395.6
                                                        -------          -------

Total                                                   6,619.4          6,395.6
                                                        =======          =======

DESIGNATED DEPOSITS
Deposits of the Government                              6,761.4          6,539.7
                                                        -------          -------

Total                                                   6,761.4          6,539.7
                                                        =======          =======

     Credit out of designated deposits includes NIS 6,405.0 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2004 the balance of the credit secured by a State guarantee was NIS 6,167.3 million).

                                      128

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 30 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31       DECEMBER 31
                                     2005              2004
                                    -------          -------
                                 NIS MILLIONS      NIS MILLIONS
                                    -------          -------

Total assets                        8,720.7          9,078.2
Total liabilities                   8,193.4          8,570.1
                                    -------          -------

Total shareholders' equity            527.3            508.1
                                    =======          =======

                                    2005           2004           2003
                                ------------   ------------   ------------
                                NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                ------------   ------------   ------------

Nominal net earnings (loss)          (8.4)          1.4         (99.9)

                                      129